Exhibit 99.1

Tasiast Mine
Mauritania
43-101F1 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
Mark Sedore, P. Geo.
Dr. Glen Masterman, MAIG.

Effective Date: 30 March 2012

Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

C o n t e n t s

1.0	SUMMARY		1-1
	1.1	Property Description, Location and Access	1-1
	1.2	Mineral Tenure	1-2
	1.3	Surface and Water Rights	1-2
	1.4	Royalties	1-2
	1.5	Permits	1-3
	1.6	Environment	1-3
	1.7	Geology and Mineralization	1-3
	1.8	History and Exploration	1-4
	1.9	Exploration Potential	1-5
	1.10	Drilling	1-5
	1.11	Sample Collection, Preparation and Analysis	1-6
	1.12	Data Verification	1-6
	1.13	Metallurgical Test Work	1-7
	1.14	Mineral Resource	1-7
	1.15	Mineral Reserve	1-9
	1.16	Mining Operations	1-9
	1.17	Process	1-9
	1.18	Market Studies and Contracts	1-10
	1.19	Capital and Operating Costs	1-10
	1.20	Financial Analysis	1-11
	1.21	Expansion Studies	1-11
	1.22	Conclusions	1-12
	1.23	Recommendations	1-12

2.0	INTRODUCTION		2-1
	2.1	Qualified Persons	2-2
	2.2	Information Sources	2-2
	2.3	Effective Dates	2-2
	2.4	Previous Technical Reports	2-3
	2.5	List of Abbreviations	2-4

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Location	4-1
	4.2	Property and Title in Mauritania	4-1
	4.3	Mineral Tenure	4-2
	4.4	Surface Rights	4-3
	4.5	Royalties	4-7
	4.6	Environmental Liabilities	4-7
	4.7	Permits	4-7

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1
	5.1	Accessibility	5-1
	5.2	Climate	5-1
	5.3	Local Resources and Infrastructure	5-2

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

		5.3.1	Current Infrastructure and Resources	5-5
	5.4	Physiography		5-7

6.0	HISTORY			6-1
	6.1	Tenure History		6-1
	6.2	Project History		6-1

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-5
		7.2.1	Greenschist Zone (IVC & SHT)	7-6
		7.2.1.1.	Mafic meta-volcanic rocks (IVC)	7-6
		7.2.1.2.	Meta-Intrusive / Dolerite (SHT)	7-8
		7.2.2	Felsite (FVC)	7-8
		7.2.3	Banded Iron/Magnetite Formation (BIF/BIM)	7-8
		7.2.4	Epiclastic Unit (SVC)	7-9
		7.2.5	Mafic Dikes (MDO/MGD)	7-9
	7.3	Structure		7-9
	7.4	Mineralization and Alteration		7-16

8.0	DEPOSIT TYPES			8-1

9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Geological and Regolith Mapping		9-1
	9.3	Geochemistry		9-1
	9.4	Geophysics		9-1
	9.5	Pits and Trenches		9-2
	9.6	Drilling		9-2
	9.7	Bulk Density		9-2
	9.8	Petrology, Mineralogy and Other Research Studies		9-2
	9.9	Exploration Potential		9-3

10.0	DRILLING			10-1
	10.1	Drilling Methods and Equipment		10-1
		10.1.1	NLSD Drill Programs	10-1
		10.1.2	Defiance Drill Programs	10-1
		10.1.3	Rio Narcea Drill Programs	10-4
		10.1.4	2007-Sept 2010 Red Back Mining Drill Programs	10-4
		10.1.5	Sept 2010-Present TMLSA Drill Programs	10-4
	10.2	Logging Procedures		10-5
	10.3	Collar Surveys		10-5
	10.4	Down-hole Surveys		10-6
	10.5	Recovery		10-6
	10.6	Deposit Drilling		10-6
	10.7	Geotechnical, Hydrological and Metallurgical Drilling		10-7
	10.8	Comment on Drill Programs		10-7

11.0	SAMPLE COLLECTION, PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Method and Approach		11-1
		11.1.1	Geochemical and Trench Sampling	11-1
		11.1.2	NLSD	11-1
		11.1.3	2003-2004 Defiance and 2007 Rio Narcea	11-1

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

		11.1.4	Red Back and TMLSA	11-2
		11.1.5	Density/Specific Gravity	11-4
	11.2	Analytical Laboratories		11-5
	11.3	Sample Preparation		11-5
	11.4	Sample Analysis		11-6
	11.5	Quality Assurance and Quality Control		11-7
	11.6	Sample Storage		11-8
	11.7	Sample Security		11-8
	11.8	Comment on Sample Collection, Preparation, Analysis and Security		11-9

12.0	DATA VERIFICATION			12-1
	12.1	Verification in Support of Technical Reports		12-1
		12.1.1	SRK, 2003	12-1
		12.1.2	ACA Howe, 2003, 2007	12-1
		12.1.3	SNC-Lavalin, 2004	12-2
		12.1.4	Red Back, 2008-2010	12-2
	12.2	TMLSA		12-4
		12.2.1	Database	12-8
		12.2.2	Twin Holes	12-9
	12.3	Comment on Data Verification		12-9

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Mineralogy		13-1
	13.2	Feasibility Stage Metallurgical Test work		13-1
		13.2.1	Grinding Mill Circuit Design	13-1
		13.2.2	Magnetic Separation	13-1
		13.2.3	Gravity Separation	13-2
		13.2.4	Cyanidation	13-2
		13.2.5	Elution (Carbon Stripping and Regeneration)	13-3
		13.2.6	Cyanide Destruction	13-3
		13.2.7	Thickening - Cyclone Underflow	13-3
		13.2.8	Filtration	13-3
		13.2.9	Thickening - Tailings	13-3
	13.3	Operation Stage Metallurgical Test work		13-4
	13.4	West Branch Test work		13-5
	13.5	Heap Leach Testing		13-6
	13.6	Gold Recoveries		13-7

14.0	MINERAL RESOURCE ESTIMATE			14-1
	14.1	Mineral Resource		14-1
		14.1.1	Database	14-1
		14.1.2	Wireframes	14-1
		14.1.3	Compositing	14-3
		14.1.4	Exploratory Data Analysis	14-4
		14.1.5	Variography	14-4
		14.1.6	Estimation Methodology	14-5
		14.1.7	Estimation Parameters	14-6
		14.1.8	Block Model	14-7
		14.1.9	Bulk Density Modeling	14-10
	14.2	Block Support Adjustment (Variance Adjustment)		14-10
		14.2.1	The Variance Adjustment	14-11

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

		14.2.2	Shape of the Block Grade Distribution	14-11
		14.2.3	The Information Effect	14-12
		14.2.4	Variance Adjustments Applied to the Tasiast Model	14-12
		14.2.5	Mineral Resource Classification	14-13
		14.2.6	Mineral Resource Statement	14-14
		14.2.7	Basis for Mineral Resource Statement	14-14
	14.3	Comment on Mineral Resources		14-15

15.0	MINERAL RESERVE ESTIMATE			15-1
	15.1	Mineral Reserve		15-1
		15.1.1	Cut-off Grade	15-2
	15.2	Comment on Mineral Reserves		15-4

16.0	MINING METHODS			16-1
	16.1	Background		16-1
	16.2	Current Mining Method		16-2
		16.2.1	Equipment	16-2
		16.2.2	Operations	16-3
		16.2.3	Dilution and Ore Loss	16-4
		16.2.4	Geomechanical Considerations	16-4
		16.2.5	Pit Design	16-6
		16.2.6	Mine Life	16-7

17.0	RECOVERY METHODS			17-1
	17.1	Current Waste Rock Facility		17-1
	17.2	Current Water Management		17-1
	17.3	Current Process Plant		17-1
		17.3.1	CIL Plant	17-1
		17.3.1.1.	Crushing	17-1
		17.3.1.2.	Grinding	17-2
		17.3.1.3.	CIL	17-2
		17.3.1.4.	Carbon Elution and Electrolysis	17-2
		17.3.1.5.	Current Tailings Storage Facility	17-4
		17.3.2	Dump Leach	17-4
		17.3.2.1.	Dump Leach Pads (Heaps)	17-4
		17.3.2.2.	ADR Plant	17-5
		17.3.2.3.	Carbon Elution and Electrolysis in ADR Plant	17-5
		17.3.3	Gold Recoveries	17-6

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Current Layout and Infrastructure		18-1
		18.1.1	Current Water Supply	18-1
		18.1.2	Current Power Supply	18-2
		18.1.3	Shops	18-3
		18.1.4	Airport	18-3
	18.2	Transitional Infrastructure		18-4
		18.2.1	Transitional Water Supply	18-4
		18.2.2	Transitional Power Supply - 1B	18-5
		18.2.3	Transitional Accommodation	18-6
	18.3	Permanent Accommodation - Tasiast Team Village		18-6

19.0	MARKET STUDIES AND CONTRACTS			19-1

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

	19.1	Markets	19-1
	19.2	Taxation, Duties and Royalties	19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		20-1
	20.1	Permits	20-1
	20.2	Environmental	20-1
	20.3	Socio-Economics	20-4

21.0	CAPITAL AND OPERATING COSTS		21-1
	21.1	Capital Costs	21-1
	21.2	Operating Costs	21-1

22.0	ECONOMIC ANALYSIS		22-1
	22.1	Financial Analysis to Support Mineral Reserve Declaration	22-1
	22.2	Mine Expansion Study	22-1

23.0	ADJACENT PROPERTIES		23-1

24.0	OTHER RELEVANT DATA AND INFORMATION		24-1

25.0	INTERPRETATION AND CONCLUSIONS		25-1

26.0	RECOMMENDATIONS		26-1

27.0	REFERENCES		27-1

28.0	DATE AND SIGNATURE PAGE		28-1

T a b l e s

Table 1-1: Tasiast Mine Mineral Resource, Effective Date 31 December, 2011	1-8
Table 1-2: Tasiast Mine Mineral Reserve, Effective Date 31 December 2011	1-9
Table 4-1: Permit Durations, Mauritania	4-2
Table 4-2: Fees, Levies and Duties	4-4
Table 4-3: Mineral Tenure Summary - Tasiast Property	4-4
Table 4-4: Licence Boundary Coordinates	4-6
Table 4-5: Key Operating Permits	4-8
Table 6-1: 2000 NLSD Resource Estimate to Limit of Drilling (From 2007 Red Back Technical Report)	6-3
Table 6-2: January 2003 Midas Gold Resource Estimate (From 2007 Red Back Technical Report)	6-3
Table 6-3: October 2003 Defiance Resource Estimate (From 2004 Defiance Technical Report)	6-3
Table 6-4: September 2006 Rio Narcea Resource Estimate (From 2007 Red Back Technical Report)	6-4
Table 6-5: December 2007 Red Back Resource Estimate (From 2008 Red Back Technical Report)	6-4
Table 6-6: December 2008 Red Back Resource Estimate (From 2009 Red Back Technical Report)	6-4
Table 6-7: December 2009 Red Back Resource Estimate (From August 2010 Red Back Technical Report)	6-5
Table 6-8: August 2010 Red Back Resource Estimate (From September 2010 Red Back Technical Report)	6-6
Table 6-9: Production Summary	6-7
Table 7-1: Formations, Aouéouat Greenstone Belt, Mauritania (Maurin et al., 1996)	7-4
Table 10-1: Global and Resource Drill Hole Summary	10-2
Table 12-1: 2011 QA/QC Samples by Laboratory	12-4

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 12-2: 2011 QA/QC Samples Analysed by Laboratory	12-5
Table 12-3: 2011 Resource QA/QC Results	12-6
Table 13-1: Metallurgical Recovery by Process	13-7
Table 14-1: Tasiast Resource Modeling Domains	14-2
Table 14-2: Tasiast Resource Composites by Drill Type and Year	14-3
Table 14-3: Tasiast Block Model Framework, West Branch	14-7
Table 14-4: Tasiast Block Model Framework, Piment	14-7
Table 14-5: Tasiast Block Model Framework, Prolongation	14-7
Table 14-6: Tasiast Search Ellipse Radius	14-13
Table 14-7: Tasiast Mine Mineral Resource, Effective Date 31 December, 2011	14-14
Table 15-1: Tasiast Mine Mineral Reserves, Effective Date 31 December 2011	15-1
Table 15-2: Cut-off Grade Cost and Price Parameters	15-2
Table 15-3: Cut-off Grade Mining Parameters	15-2
Table 15-4: Pit Optimization Costs and Price Parameters	15-3
Table 15-5: Pit Optimization Mining Parameters	15-3
Table 16-1: Geomechanical Parameters - Piment Zone	16-5
Table 16-2: Geomechanical Parameters - West Branch Zone	16-6
Table 17-1: Metallurgical Recovery by Process	17-6
Table 20-1: Key Operating Permits	20-1
Table 21-1: Life of Mine Sustaining Capital Costs	21-1
Table 21-2: Life of Mine Operating Costs	21-2

F i g u r e s

Figure 2-1: Project Location Plan	2-1
Figure 4-1: Tenure Location Plan	4-5
Figure 5-1: Project Infrastructure Layout Plan	5-3
Figure 5-2: Mine Site Infrastructure Layout Plan	5-4
Figure 7-1: Geology of the West African Craton (Tasiast Deposit; Modified from Fabre 2005)	7-2
Figure 7-2: Tasiast Property Geology and Greenstone Belts (Davies, 2011b)	7-3
Figure 7-3: Tasiast Exploration Trends	7-7
Figure 7-4: Plan Map of the Main Structural Features	7-11
Figure 7-5: Geological Plan View of West Branch and Piment	7-12
Figure 7-6: Cross Sections Through the Greenschist Zone at West Branch Displaying Rock Type (top) and Main Alteration Assemblage Groups (bottom) for Each Section. View Looking to the North	7-13
Figure 9-1: Levelled Gold in Soil Grid and Drill Hole Locations	9-4
Figure 10-1: Property Drill Hole Location at Year End 2011	10-3
Figure 12-1: Standard Control Plot for Standard G305-2 Results from SGS Kayes	12-7
Figure 12-2: Blank Control Plot for Blank Results from SGS Kayes	12-8
Figure 14-1: Section 71,220N - Gold Grade Estimation, West Branch	14-8
Figure 14-2: Section 75,000N - Gold Grade Estimation, Piment	14-8
Figure 14-3: Long Section Looking West - Gold Grade Estimation, West Branch	14-9
Figure 14-4: Long Section Looking West - Gold Grade Estimation, Piment	14-9
Table 16-1: Geomechanical Parameters - Piment Zone	16-3
Figure 16-2: Tasiast Pit Design (Plan View)	16-7

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Figure 17-1: Plant Process Flow Sheet	17-3
Figure 17-2: West Branch Solution Ponds and ADR Plant	17-5
Figure 18-1: Existing Pipeline Configuration	18-2
Figure 18-2: Interim Water Pipeline Configuration	18-5
Figure 18-3: Photo of Room Block in Current Operations Camp	18-6
Figure 18-4: Photo of Room Blocks in Tasiast Team Village Under Construction	18-6

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

1.0                  SUMMARY

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Tasiast gold deposit and current mining operation (the Mine), located in Mauritania, West Africa.

Kinross will be using this Technical Report to satisfy disclosure and filing requirements of the Canadian securities regulators.  The Technical Report has an effective date of 30 March 2012.

The Mine is located in north-western Mauritania and contains several gold deposits. The Tasiast mine and the mining permit are owned by Tasiast Mauritanie Limited S.A. (TMLSA).  A sister company of TMLSA, Tasiast Mauritanie Limited (TML), holds four exploration permits whose underlying lands are contiguous to the Tasiast mining permit lands (collectively, the Tasiast Lands). TMLSA and TML are wholly-owned subsidiaries of Kinross.  Kinross acquired these entities through its acquisition of Red Back Mining Inc. (Red Back) in September 2010. Commercial production at the mine commenced in 2008 and as of December 31, 2011, approximately 0.7 million ounces of gold have been produced from the Tasiast mine.  In July 2009, the Greenschist Zone mineralization was discovered and this new addition has increased the mineral resource.

This Technical Report supports current operations which include the existing mine, CIL mill, dump leach facility and Adsorption, Desorption and Refining (ADR) plant. Based on the current proven and probable mineral reserve estimate of 128.9 million tonnes at a grade of 1.8 grams per tonne (g/t) Au for 7.46 million ounces of gold, the operation is expected to continue production until 2046 at the current processing rate of approximately 8,000 t/d.  Once mining operations have been completed in 2025, the carbon in leach (CIL) plant will continue operating to process low grade stockpiles that will have been developed during the course of mining.  In 2011, Kinross commenced a feasibility study to evaluate an expansion of the mining and processing activities.

Further mineral reserves may be defined from the upgrade and inclusion of the West Branch prospect. In addition, prospects exist both within the 312 km2 El Gaicha Mining permit and in the surrounding exploration permits and there is potential to delineate additional mineral resources both at the Tasiast deposits and at the regional exploration targets.

1.1                  Property Description, Location and Access

The Mine is located in northwestern Mauritania, approximately 300 km north of the capital Nouakchott and 250 km southeast of the major city of Nouâdhibou.  The Tasiast Lands are accessed from Nouakchott by using the paved Nouakchott to Nouâdhibou highway for 370 km and then via 66 km of graded mine access road, which is maintained by TMLSA.  An airstrip has been constructed at the mine site and is used for light aircraft travelling to and from Nouakchott.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Mining operations commenced in 2007, with commercial production reached in January 2008.  Infrastructure on site supports an open pit mining operation and associated processing facilities consisting of a 3 Mt/a CIL mill and a run of mine (ROM) dump leach.

1.2          Mineral Tenure

TMLSA holds a valid mining permit, PE 229 (El Gaicha), covering 312 km2 granted on 19 January 2004 and valid for a period of 30 years.  The mining operations and infrastructure lie entirely within the lands subject to the mining permit.  TML also holds four contiguous exploration permits (3,118 km2), each of which is in good standing.  The Tasiast Lands fall within the administrative purview of the Inchiri and Dakhlet Nouâdhibou Districts, with PE 229 within the Inchiri District only.

1.3                  Surface and Water Rights

Surface rights are granted along with permit PE 229 and are paid annually as determined by decree under Section 107 of the Mauritanian Mining Code Act No. 2008-011 (Mining Code).  Surface rights for the permit are in good standing and there are no competing mining rights in the area, save for the following.

Three iron ore explorations permits overlap mining permit PE 229, entitling their holders to do exploration works, as long they do not interfere with TMLSA's operations.  TMLSA does not have any obligation to accommodate the holders of these permits.

These holders are not entitled to transform these explorations permits into mining permits on the overlapping area without TMLSA's prior written approval, and they are not entitled to any compensation from TMLSA.

The source of mine water supply is located 60 km west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by 20 wells.  Water is pumped from the bore field to the mine.

1.4                  Royalties

A royalty equal to 3% of the gross revenue of TMLSA is payable to the government.    In addition, Franco-Nevada Corporation (Franco-Nevada) holds a 2% net royalty on gold production in excess of 600,000 ounces; production at Tasiast reached 600,000 ounces in July 2011 and the first royalty payment to Franco-Nevada was made in October 2011.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

1.5                  Permits

Exploration, development and mining activities to date have been performed under the appropriate permits, laws and regulations.

1.6                  Environment

An environmental impact statement (EIS) was completed for the Mine in 2004 and subsequently approved by the Director of Mines and Geology on 12 April 2005.  To meet revised legislation, additional reporting was requested, which was completed in 2008.  In 2009, an additional environment assessment was conducted for a second tailings storage facility, a dump leach facility and an expansion of the water borefield.  The West Branch expansion was assessed in 2010, with additional assessment ongoing for the associated ancillary facilities.

Current environmental liabilities are those that would be expected from a current mining operation, and include the mine, crushing and CIL processing plant, dump leach facilities, power plant, tailings and waste rock facilities, power grids, roads, and drill pads established to support mining and exploration activities.

1.7                  Geology and Mineralization

The Tasiast Lands are comprised of three main Precambrian greenstone belts located in the western compartment of the Reguibat Shield.  The Reguibat Shield consists of a series of west to east accreted, north-south trending Archaean and Lower Proterozoic metavolcano-sedimentary belts and domal basement gneiss complexes.

The Tasiast Lands are underlain by the Aouéouat greenstone belt, a north-south trending belt that is continuous for 75 km strike length on the Tasiast Lands and that may continue further to the north and south.  The mine geology is characterized by a mafic to felsic metavolcano-sedimentary succession that is overlain by an iron stone formation and epiclastic units.  The rocks have undergone deformation, were metamorphosed to greenschist and lower amphibolite grades and were cut by volumetrically minor younger mafic dikes.  Three main prospective trends are recognized at the property with all known deposits spatially associated with the Tasiast trend.  Other trends also contain gold occurrences but have been significantly under-explored relative to the Tasiast trend.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Known deposits are aligned along a +10 km, north-trending corridor with the Piment deposits at the northern half of the mine area and West Branch deposits at the southern half.  At West Branch, first-order structural controls on mineralization include several subparallel anastomosing faults and several generations of veins developed predominantly in altered mafic meta-igneous and metavolcanic units locally called the Greenschist zone.  Mineralization at Piment is principally controlled by several anastomosing faults developed within the hangingwall block of iron formation, felsic metavolcanic and epiclastic rocks.  Veins are spatially associated with mineralization over horizontal widths of up to 20 m.

Gold mineralization has been defined over a strike length of greater than 10 km and to vertical depths of at least 740 m.  All of the significant mineralized bodies defined to date dip moderately (45º to 60º) to the east and have a south-southeasterly plunge.  Most of the gold mineralization at West Branch is hosted in hydrothermally altered meta-igneous rocks (Greenschist zone) containing quartz-carbonate veins.  The meta-igneous rocks are enveloped by felsic units known as felsites that occur on the footwall and hangingwall sides of the Greenschist zone.  The Greenschist zone is characterized by consistently thick intervals of mineralization averaging 40 m to 100 m thick.  Individual shoots are continuous over a strike length of at least 1,000 m.  Mineralogy within the Greenschist package is dominated by pyrrhotite, pyrite and native gold that occur as vein infill or alteration spots commonly in and around the foliation.  Pyrrhotite and pyrite occur together in many places but in variable ratios.  Zones of pyrite-only and pyrrhotite-only sulphide facies are rare.

Piment mineralization is largely hosted along fault splays and within the adjacent altered and veined iron formation and epiclastic units.  Individual mineralized shoots are continuous over 300 m and to vertical depths of at least 260 m.  The minerals associated with gold at Piment are pyrrhotite and pyrite.

1.8                  History and Exploration

Exploration programs have included geological and regolith mapping, satellite image interpretation, airborne and ground magnetic geophysical surveys, soil, rock chip, and grab geochemical sampling, trenching, reverse circulation (RC) and core drilling, engineering studies, metallurgical test work, and specialist geological studies such as ore and alteration petrography.  Work was completed by the Office Mauritanien de Recherches Géologiques (OMRG), Normandy LaSource Development Ltd. (NLSD), Midas Gold plc. (Midas), Geomaque Explorations Inc. (Geomaque), Defiance Mining Corporation (Defiance), Rio Narcea Gold Mines Ltd. (Rio Narcea), Red Back and TMLSA.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

1.9                  Exploration Potential

Mineralization remains open both laterally and vertically at all known deposits at Tasiast.  In addition, reconnaissance (40 m) RC drilling on district targets across the property has intersected significant gold mineralization at several locations.

Strategic RC and diamond drilling has encountered encouraging gold results at the Charlize and C67 targets, located 15 km south and 5 km north of Tasiast, respectively. At Charlize, mineralization occurs near the surface in banded iron formation (BIF) rocks that are part of the same mineralized BIF sequence that hosts gold at Tasiast. Charlize is mineralized on multiple sections that delineate the zone over 4.5 km along strike.

Gold mineralization at C67 is hosted by sheared and veined mafic metavolcanic rocks and by quartz diorites that may be intrusive into the metavolcanics. The gold is associated with quartz-carbonate veins that formed during the late stages of shearing. Besides quartz and carbonates, the vein mineralogy consists of pyrrhotite, pyrite, biotite and locally tourmaline. Pyrrhotite is generally more abundant than pyrite where significant gold grades are present. The structures controlling mineralization are moderately to steeply west-dipping shear zones that define a trend that is parallel to, but to the east of the Tasiast trend.

The potential to delineate additional resources both at the Tasiast mine and district targets is considered good.

1.10                Drilling

The total number of drill holes completed on the Project totals 11,392 holes (43 rotary air blast (RAB), 10,777 RC and 572 core) for an aggregate total of 1,207,147 m.  Resource drilling campaigns completed between 1999 and 2011 comprises 3,748 RC (559,106 m) and 290 core holes (148,125 m) for a total of approximately 707,231 m.

Drill programs were completed primarily by contract drill crews, supervised by geological staff of the project operator.  Where programs are referred to by company name, that company was the project manager at the time of drilling and was responsible for the collection of data.  Collar locations were surveyed by site surveyors using DGPS instruments.  Down-hole surveys were mostly (+65%) completed using single shot reflex and north seeking gyroscope instruments.  Core recoveries are typically greater than 93%.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

1.11                Sample Collection, Preparation and Analysis

Sample intervals for both drill core and RC chips are dominantly one metre in length.  Maximum sample length for core is 1.8 m and the minimum is 0.4 m; for RC the maximum is 3.0 m and the minimum is 0.5 m.  Some core drill holes in the more recent drill programs have been fully sampled.

Independent sample preparation and analytical laboratories used during the exploration programs on the Mine include BRGM (France), OMAC (Ireland), Genalysis Laboratories (Australia), SGS (France), SGS Analabs (Mali; various locations), Abilabs (Mali), and ALS (Burkina Faso, South Africa).  Some drill samples were prepared in an on-site laboratory operated by NLSD during the mid-1990s.  In late 2011, a new onsite SGS preparation and assay laboratory was commissioned at Tasiast with a capacity of 2,000 samples per day.  A mobile preparation facility, also operated by SGS, was relocated from Nouakchott to site in late 2011.

Sample preparation procedures typically included drying, crushing, splitting and pulverizing of samples.  The majority of samples have been assayed using a 50 g fire assay with an atomic absorption spectroscopy (AAS) finish with a detection limit of 0.01 g/t Au.

Bulk density data were measured by NLSD, Defiance, Red Back and TMLSA using the water displacement method.  The 26,532 determinations of bulk density are considered sufficient to support mineral reserve and mineral resource estimation.

1.12                Data Verification

Data verification was performed in support of technical reports submitted by the operating companies between 2001 and 2011.  Work included independent sampling of mineralization; visitation of outcrop on exploration targets where mineralization was detected at surface; review and logging of drill core; observation of drilling, logging and sampling procedures; review of quality assurance/quality control (QA/QC) data; and completion of twin hole studies and database checks.  In 2011, TMLSA completed a 5% comparison of the imported assay values in the resource database to those from the assay certificate.  The analysis included 53,469 samples from 235 holes indicated no major issues were identified.

With the exception of NLSD, all companies inserted blanks, duplicates and standard reference materials (SRMs) into the sample stream for the RC and core programs.  Where the QA/QC analysis of data identified issues with accuracy or precision, the material was re-run.

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Data were considered acceptable to support mineral reserve and mineral resource estimation, and acceptable for mine planning purposes.

1.13                Metallurgical Test Work

The Tasiast mineralization is free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008, initially treating oxide banded iron formation hosted ore yielding a typical gold recovery of 93%. Gold recovery from fresh ore, which forms an increasing portion of the mill feed since 2010, is at or near 90%. The results from test work on fresh rock West Branch samples in 2011 indicated an average recovery of 92.7%.  The dump leach, treating run-of-mine low grade oxide ore, has been in operation since 2009 and gold recoveries are between 54% and 75%, depending on lithology. Testing of fresh rock mineralization commenced in 2009 to investigate the potential for heap leaching the lower grade mineralization.  For the range of lithologies tested to date, column leach recoveries were in the range of 65% to 72%.

A comprehensive set of metallurgical testing programs have been completed, and include grinding studies, magnetic and gravity separation, cyanide leaching, cyanide destruction, elution, thickening and filtration tests, and tailings characterization studies.

A further sampling program aimed at deeper mineralization is in progress for 2012, to be followed by column leaching testing, with the objective of defining the extraction rate using sea water and establishing more precise metallurgical design parameters.

1.14                Mineral Resource

Mineral resources were classified in accordance with the 2010 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into National Instrument 43-101, “Standards of Disclosure for Mineral Projects,” of the Canadian Securities Administrators (NI 43-101).

Measured, Indicated, and Inferred gold mineral resources have an effective date of December 31, 2011 and are summarized in Table 1-1.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 1-1: Tasiast Mine Mineral Resource, Effective Date 31 December, 2011.

Process	Cut-Off	Measured			Indicated			Measured + Indicated			Inferred
		Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)
Dump	0.10	9,035	0.36	104	11,555	0.32	118	20,590	0.33	222	8,954	0.33	94
Heap	0.25	65,916	0.40	855	130,592	0.40	1,665	196,508	0.40	2,520	37,000	0.40	472
CIL	0.60	44,357	0.99	1,409	141,762	1.53	6,956	186,119	1.40	8,364	32,263	1.25	1,294
Total		119,307	0.62	2,367	283,909	0.96	8,738	403,216	0.86	11,106	78,217	0.74	1,860
1.	Mineral Resources are reported exclusive of Mineral Reserves.
2.	Mineral Resources that are not Mineral Reserves are not required to demonstrate economic viability.
3.	Mineral Resources are reported below the December 31, 2011 mined surface and constrained using an optimized pit shell.
4.	Oxide is referred to as material amenable to dump leaching and carbon-in-leach (CIL) processing.
5.	Mineral Resources are reported to a cut-off grade of 0.60 g/t Au for CIL, 0.25 g/t Au for heap leach, and 0.1 g/t Au for dump leach based on a gold price of US$1,400/oz less 5% gross royalty.
6.
The above mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects".

Cut-off grades for mineral resources have been developed from expansion study scenarios and Kinross cautions that mineral resources that are not mineral reserves are not required to demonstrate economic viability.  Cut-off grades assumptions are found in the following paragraphs.

A mineral resource reported cut-off grade of 0.1 g/t Au for the oxide dump leach is based on estimated dump leach process operating costs of US$2.50/t, a general and administrative (G&A) plus sustaining cost estimate of US$0.90/t and expected dump leach gold recoveries of 54% to 75%, depending on lithology, in accordance with current mine operating budgets.

A mineral resource reported cut-off grade of 0.25 g/t Au for a fine crush sulphide heap leach is based on current estimates for process operating costs of US$4.70/t, a G&A plus sustaining cost estimate of US$1.40/t and expected greenschist heap leach gold recovery of 62%.

A mineral resource reported cut-over grade of 0.6 g/t Au for a new CIL plant is based on current estimates for process operating costs of US$12.50/t, a G&A plus sustaining cost estimate of US$4.60/t and expected CIL gold recovery of 90% to 93%, depending on head grade.

Mineral resources have been based on the confinement of mineralized blocks within an optimized pit shell based on a gold price of US$1,400/oz less 5% gross royalty.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

1.15                Mineral Reserve

AMC Consultants Pty Ltd (AMC) estimated the mineral reserves for the Mine using the December 2011 resource block model created by MPR Geological Consultants Pty Ltd (MPR) and depleted to the 31 December 2011 pit surfaces. The statement includes ROM and low grade stockpiles.

Mineral reserves for the Mine incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method. Mineral reserves have an effective date of 31 December 2011 and are summarized in Table 1-2.

Table 1-2: Tasiast Mine Mineral Reserve, Effective Date 31 December 2011.

Process	Cut-Off	Proven			Probable			Proven + Probable
		Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)
Dump	0.10	25,022	0.40	324	8,740	0.37	104	33,762	0.39	428
CIL	1.00	63,786	2.28	4,666	31,335	2.35	2,363	95,121	2.30	7,029
Total		88,808	1.75	4,990	40,075	1.92	2,467	128,883	1.80	7,457
1.	Mineral Reserves are reported to a cut-off grade of 1.0 g/t Au for CIL and 0.1 g/t Au for dump leach based on a gold price of US$1,200/oz less 5% gross royalty.
2.
The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects".

1.16                Mining Operations

Ore and waste rock is currently mined by conventional open pit methods from seven small pits.  Drilling and blasting is required on all primary rock and 50% of the oxide material.  The mining fleet on site is made up of hydraulic excavators loading 90 t haul trucks.  Kinross is planning to supplement the fleet with larger 220 t trucks and larger excavators. A high level of grade control is currently performed using RC drill rigs on a 6 m x 8 m x 10 m pattern.  A high degree of selectivity is currently employed, with ore blasts mined in 2.5 m split benches, and down to widths of 2 m to 3 m.

1.17                Process

Mineralized material is hauled to the 8,000 t/d mill. Crushing of the material takes place in three stages; a primary jaw crusher that reduces it to less than 150 mm; a secondary cone crusher and two tertiary cone crushers producing a final product size of nominally minus 10 mm.  Crushed material is fed to two 2.2 MW ball mills in closed circuit with hydro cyclones and gravity concentration. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit and Adsorption/Desorption/Refining (ADR) plant to produce doré bullion.  Gold recovery varies from 91% to 93%.

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Low grade ROM oxide material is trucked directly to the dump leach operation utilizing five separate pads. The design of each pad allows for three 10 m lifts for a final stack height of 30 m. All ponds are plastic-lined with installed leak detection systems. Gold recovery from the dump leach varies from 54% to 75%.

Tailings slurry from the CIL process is pumped to the tailings storage facility (TSF). The TSF is a specifically engineered facility, currently comprising two imperviously lined paddock dams located one kilometer south west of the processing plant. After settling of the solids, process solution is recovered and pumped to the plant for re-use.

Based on the current proven and probable mineral reserve estimate of 128.9 million tonnes at a grade of 1.8 g/t Au for 7.46 million ounces of gold, the Mine is expected to continue production until 2046 at the current processing rate of approximately 8,000 t/d.  Once mining operations have been completed in 2025, the CIL plant will continue operating to process low grade stockpiles that will have been developed during the course of mining.  Kinross has commenced a feasibility study to evaluate an expansion of the mining and processing activities.

1.18                Market Studies and Contracts

Kinross typically establishes refining agreements with third-parties for refining of doré.  Kinross’s bullion is sold on the spot market, by marketing experts retained in-house by Kinross.  The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.

In the period 2008–2010, TMLSA’s profits were exempted from income taxes under a mining convention signed in 2006 with the State of Mauritania (the Mining Convention).  This exemption expired in July 2010 and from that point in time, TMLSA’s profits are subject to a 25% income tax rate.  Amortization and depreciation of TMLSA’s past and future capital expenditures can be applied using the established tax rates of amortization to reduce the income otherwise subject to tax.

1.19               Capital and Operating Costs

The current proven and probable mineral reserve mine plan assumes no major expansion to the existing mill and dump leach facilities; however capital will be required to sustain the existing operation. Life of mine (LOM) sustaining capital expenditure, excluding any expansion, is estimated to be US$182 million.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Tasiast's average LOM operating cost for current operations is estimated to be US$52.01/t milled. The cost estimate is based on mining a total of 736 million tonnes of rock up to the year 2025. Upon completion of mining activities in 2025, low grade stockpiles will continue to be processed by the existing mill until 2046. The mine plan assumes a total of 90 million tonnes of CIL ore and 39 million tonnes of dump leach ore.  Royalty payments are included in the total operating costs and consist of 3% of the gross revenue of TMLSA payable to the government and 2% net royalty on gold production payable to Franco-Nevada.

1.20                Financial Analysis

Under NI 43-101 rules, a producing issuer may exclude the information required for Item 22 – Economic Analysis on properties currently in production, unless the technical report prepared by the issuer includes a material expansion of current production.  Kinross is a producing issuer, the Tasiast mine is currently in production, and a material expansion is not included in the current LOM plans.  Kinross has carried out an economic analysis of the Tasiast mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of mineral reserves.

1.21                Expansion Studies

Kinross is in the process of investigating processing alternatives for the expansion of Tasiast.  All mineralization is amenable to cyanidation with recovery highly dependent on the particle size of the product being processed.  The process alternatives to expand production include but are not limited to the following:

1.	60,000 t/d CIL mill

2.	40,000 t/d CIL mill

3.	60,000 t/d heap leach

4.	60,000 t/d combination CIL mill and heap leach

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

1.22                Conclusions

In the opinion of the Qualified Persons, the Mine that is outlined in this Technical Report has met its objectives.  Mineral resources and mineral reserves have been estimated for the Mine, and a sound mining plan has been outlined.  The data supporting the mineral resource and mineral reserve estimates were appropriately collected, evaluated and estimated, and the original objective of identifying mineralization that could support mining operations has been achieved.

1.23                Recommendations

There is potential for the Mine cash flow to be improved through successful exploration drilling, discovery of new mineralization and conversion of mineral resources to mineral reserves. There is exploration potential to delineate additional resources both at the Tasiast deposits and regional targets.

It is recommended that Kinross complete a feasibility study on the Tasiast expansion and proceed with additional exploration drilling. Work will be required to incorporate additional information on drilling, permitting, environmental, geological, geotechnical, hydro-geological, metallurgical and engineering data.

It is recommended that Kinross allow for adequate budget to continue expansion studies and additional exploration.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

2.0                  INTRODUCTION

Kinross has prepared a Technical Report for the wholly-owned Tasiast gold deposit and current mining operation (the Mine) located in the Islamic Republic of Mauritania (Mauritania), Africa (Figure 2-1).

Kinross will be using this Technical Report to satisfy disclosure and filing requirements of Canadian securities regulators.  The Technical Report has an effective date of 30 March 2012.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise.  Mauritania uses the ouguiya as its currency.

Information used to support this Technical Report has been derived from the reports and documents listed in the References section of this Technical Report.

Where we say “we”, “us”, “our” or “Kinross” in this Technical Report, we mean Kinross Gold Corporation..

Figure 2-1: Project Location Plan

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

2.1                  Qualified Persons

The Qualified Persons for this Technical Report are:

●	Mark Sedore, P. Geo. and Vice President, Technical Services for Kinross

Mr. Sedore visited the site most recently in April 2011.  During the site visit, Mr. Sedore inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and inspected the major infrastructure and current mining operations.  All sections in this technical report, other than sections 7.0-12.0, have been prepared under the supervision of Mr. Sedore.

●	Dr. Glen Masterman, MAIG and SVP, Exploration for Kinross

Dr. Masterman visited the site most recently in September 2011.  During the site visit, Dr. Masterman inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and inspected the major infrastructure.  The technical information found in sections 7.0-12.0 has been prepared under the supervision of Dr. Masterman.

2.2                  Information Sources

Information used to support this Technical Report was prepared from information provided by internal experts,  previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

Mineral Resources: The revised mineral resource estimates included in this report were prepared by Nicolas James Johnson of MPR Geological Consultants Pty Ltd., an independent consulting firm. Mr. Johnson is a Member of the Australian Institute of Geoscientists.

Mineral Reserves / Mining: The revised mineral reserve estimate and supporting economic analysis included in this report was prepared by Glen Williamson of AMC Consultants Pty Ltd., an independent consulting firm. Mr. Williamson is a Chartered Professional and Member of the Australian Institute of Mining and Metallurgy.

2.3                  Effective Dates

Several effective dates (cut-off dates for the information prepared) are appropriate for information included in this Technical Report.  The effective date for the mineral resources and mineral reserves was 31 December 2011.  March 30, 2012 is used as the Technical Report effective date.

There were no material changes to the information on the Project between the effective date and the signature date of the Technical Report.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

2.4                  Previous Technical Reports

Henderson, R. D., 2011:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Kinross Gold Corporation:  unpublished technical report prepared by Kinross, effective date 31 December 2010

Kinross acquired Red Back Mining Inc. (Red Back) in September 2010.  Red Back had submitted the following technical reports:

Stuart, H., 2010:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 6 September 2010

Stuart, H., 2009:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 8 May 2009

Stuart, H., 2008:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 24 May 2008

Leroux, D.C., Roy, W.D., and Orava D., 2007:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared by ACA Howe for Red Back Mining Inc., effective date 20 July 2007

Prior to Red Back's interest in the Tasiast deposit, the following technical reports were filed:

Lee, F.N., Leroux, D.C., Brady B., and Mitchell, A., 2006:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Tasiast Mauritanie Limited S.A. a subsidiary of Rio Narcea Gold Mines Ltd.:  unpublished technical report prepared by ACA Howe for Rio Narcea Gold Mines Ltd., effective date 31 January 2006

Demers, P., Gauthier, D., Kroon, A.S., and Lafleur P-J., 2004:  Technical Report on the Tasiast Gold Project, Islamic Republic of Mauritania:  unpublished technical report prepared by SNC Lavalin for Defiance Mining Corporation Limited, effective date 27 May 2004

Leroux, D.C. and Puritch, E., 2003:  Technical Report and Resource Estimation on the Tasiast Gold Project Islamic Republic of Mauritania for Defiance Mining Corporation:  unpublished technical report prepared by ACA Howe for Defiance Mining Corporation, effective date 10 October 2003

Guibal, D., Uttley, P., de Visser, J., and Warren, M., 2003:  Independent Technical Assessment Report on the Tasiast Project, Mauritania; Report Prepared for Midas Gold plc. and Geomaque Explorations Ltd:  unpublished technical report prepared by SRK Consulting for Midas Gold plc. and Geomaque Explorations Ltd, effective date 4 March 2003.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

SRK Consulting for Midas Gold plc. and Geomaque Explorations Ltd, effective date 4 March 2003.

2.5                  List of Abbreviations

μ	micron	km2	square kilometer
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kWh/t	kilowatt-hour per tonne
μg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
a	annum	L	liter
bbl	barrels	L/s	liters per second
Btu	British thermal units	m	meter
C$	Canadian dollars	M	mega (million)
cal	calorie	m2	square meter
cfm	cubic feet per minute	m3	cubic meter
cm	centimeter	min	minute
cm2	square centimeter	MASL	meters above sea level
d	day	mm	millimeter
dia.	diameter	mph	miles per hour
dmt	dry metric tonne	Mt/a	Million tonne per year
dwt	dead-weight ton	MW	megawatt
ft	foot	MWh	megawatt-hour
ft/s	foot per second	m3/h	cubic meters per hour
ft2	square foot	opt	ounce per short ton
ft3	cubic foot	oz	Troy ounce (31.1035g)
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per liter	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic meter	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	t/a	metric tonne per year
hp	horsepower	t/d	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometer	yd3	cubic yard
km/h	kilometer per hour	yr	year

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

3.0                  RELIANCE ON OTHER EXPERTS

In the preparation of the Technical Report, the Qualified Persons relied on information provided by internal Kinross legal counsel for the discussion of legal matters in sections 1.2 through 1.6, 4.2 through 4.7, 19.2, 20.1 and 20.2.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

4.0                  PROPERTY DESCRIPTION AND LOCATION

4.1                  Location

The Tasiast Lands are located in northwestern Mauritania, approximately 300 km north of the capital Nouakchott and 250 km southeast of the major city of Nouâdhibou.  The Tasiast Lands fall within the administrative purview of the Inchiri and Dakhlet Nouâdhibou Districts. The Tasiast mine is located at 446600E, 2275600N (UTM, WGS84, Zone 28N).

4.2                  Property and Title in Mauritania

The conditions embodied in the Model Mining Convention (Law No. 2002/02), adopted January 2002, are designed to stimulate and encourage investment in both exploration and mining.  Obtaining exploration permits is not difficult and the granting of mining permits is not expected to present difficulties in view of Mauritania’s stated aim to promote the mining industry.  The mining industry is seen as one of the main growth industries for the improvement of the country’s economy.

The Decree on Mining Titles (Décret portant sur les Titres Miniers) of December 1999, most recently updated in 2008 by decrees 2008-158 and 2008-159 contains the rules and regulations for the granting, renewal and transfer of exploration permits.  Mineral resources are classified into seven groups of minerals, with gold and precious metals belonging to Group 2.  The Mining Code provides for five different types of licences/permits including exploration permits and mining permits.

Exploration permits (Permis de Recherche Minière or PRM) grant exclusive exploration rights over a specific block (maximum 1,000 km2) and are granted for a three-year period, renewable twice for up to three years at each renewal.  At each permit renewal, the permit area is reduced by a quarter (the remaining area being defined by the holder).  PRMs require expenditure and technical commitments by the holder.  Mining permits (Permis d’Exploitation or PE) are granted for a term of 30 years and are renewable thereafter for periods of 10 years each.  A condition of each permit is that the holder is required to hire Mauritanian tradespersons and services, and to contract with national suppliers and businesses in preference to foreign service providers where the national suppliers and businesses can offer at least the same terms, quality, and pricing.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 4-1: Permit Durations, Mauritania

Licence Type	Duration	Renewal Period	Number of Permissible Renewals	Rules and Mechanisms
Exploration Permit	3 years	3 years	Two At renewal, licenced surface area is reduced by 25%
●     Surface Area:1,000 km2 blocks;
●     Confers right to explore for resources to any depth within permit area;
●    Number is limited to 20 exploration permits per legal entity or individual judged to have the technical and financial capability to carry out the work;
●    Permits taken under a joint venture are not taken into consideration for the calculation of the above limit if holder is not the controlling partner or the operator; and
●     Transferable under conditions set out by the Decree on Mining Titles.

Mining Permit	30 years	10 years	Several
●     Necessary for operating a mine;
●    Within an area covered by an exploration permit, for the same commodities and on the basis of a feasibility study;
●     Granted only to a legal entity incorporated under Mauritanian Law and created by the holder of the exploration permit;
●     Transferable under conditions set out by the Decree on Mining Titles;
●    Personnel health and safety reports to be lodged with Ministry every 6 months and environmental and activity reports every year; and
●     Land needs to be rehabilitated after mining.

As an incentive to investment in Mauritania, foreign companies are eligible for certain privileges as documented in the Mauritanian Mining Code and the Model Mining Convention.  The precise taxation and customs regime terms for mining operations are set by a Mining ‘Convention’ between the State of Mauritania and the mining investor.  The Model Mining Convention (Law No. 2002/02) sets out the common terms and conditions for a Convention, and TMLSA’s Mining Convention is substantially derived from the Model Convention.

Table 4-2 summarizes provisions of TMLSA’s Mining Convention relating to fees, customs and taxes.

4.3                  Mineral Tenure

The Tasiast mine is located within the 312 km2 Tasiast mining permit of El Gaicha.  The mining operations and infrastructure are located entirely within the lands subject to the mining permit.  The mining permit is located centrally within a surrounding permit block of four contiguous exploration permits (PRM), totalling 3,118 km2 as listed in Table 4-3 and shown in Figure 4-1.  The table also indicates tenure expiry dates.  The Tasiast mine and the mining permit are owned by TMLSA. A sister company of TMLSA, TML, holds the four exploration permits whose underlying lands are contiguous to the Tasiast mining permit lands. TMLSA and TML are wholly-owned subsidiaries of Kinross.

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Tenure co-ordinates are shown in Table 4-4.  The mining permit boundary is defined by a list of the coordinates of its corners or pillar points.  The boundaries are not physically marked on the ground and have not been surveyed; however, extensive surveying has been carried out within both the mining permit and adjoining exploration permits.  To date, approximately 30,000 points have been located via formal surveying by qualified surveyors using EDM total station instruments, and many additional points have been picked up by differential global positioning system (DGPS) and global positioning system (GPS) methods.  All the known gold deposits are well inside the boundaries, and the size and shape of the mining permit are adequate for the intended mining and processing activities.

4.4                  Surface Rights

Surface rights are granted along with permit PE 229 and are paid annually as determined by decree under Section 107 of the Mauritanian Mining Code Act No. 2008-011 (Mining Code).  Surface rights for the permit are in good standing and there are no competing mining rights in the area, save for the following.

Three iron ore explorations permits overlap mining permit PE 229, entitling their holders to do exploration works, as long they do not interfere with TMLSA’s operations.  TMLSA does not have any obligation to accommodate the holders of these permits.

These holders are not entitled to transform these explorations permits into mining permits on the overlapping area without TMLSA’s prior written approval, and they are not entitled to any compensation from TMLSA.

The source of mine water supply is located 60 km west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by 20 wells.  Water is pumped from the bore field to the mine.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

  Table 4-2: Fees, Levies and Duties

Applicable Fees, Duties, Taxes And Levies	Exploration Permit	Mining Permit
Registration Fee (at granting, renewal or transfer)	UM 2,000,000	UM 10,000,000
Annual surface fee	Initial period: UM 2,000-6,000/km2 First renewal period: UM 10,000-14,000/km2 Second renewal period: UM 20,000-24,000/km2	UM 50,000/km2
Royalty		For gold, 3% of the sales value of the metal at the final stage of processing within Mauritania, deductible from taxable income.
Customs duties and other taxes	Complete exemption on all equipment and supplies including fuel
Complete exemption on all imported equipment and supplies, including fuel, for five years after the start of production (ending July 2012).  Customs duties of 5% thereafter on equipment and supplies imported, except fuel, lubricants, mine supplies and spares that will continue to be exempted from duty.

Corporate Income Tax		The corporate income tax rate of mining operations is set at 25%, tax holiday for the first three (3) financial years. A decree is to set-up precise application rules.
Withholding tax on dividends		16% on repatriated dividends and interest; 0% on dividends reinvested in national territory.
Taxation of expatriates		Expatriates and non-residents employed by the mining permit holder are taxable according to the rules set by decrees of application. In general, they are taxed at half the normal rates.

Table 4-3: Mineral Tenure Summary – Tasiast Property

Name	District	Type	No.	Km2	Granted	Expiry
Tasiast (El Gaicha)	Wilaya de l'Inchiri	Mining Permit	PE 229	312	19 January 2004	18 January 2034

Tasiast South (Sud)	Wilayas Dakhlet Noudhibou et Inchiri	Exploration Permit	PRM 428	355	02 April 2008	11 May 2017

N’Daouas East	Wilaya de l'Inchiri	Exploration Permit	PRM 437	1,478	02 April 2008	11 May 2017

Imkebdene	Wilayas Dakhlet Noudhibou et Inchiri	Exploration Permit	PRM 237	539	20 April 2004	20 January 2014

Temeinchat	Wilaya de l'Inchiri	Exploration Permit	PRM 238	746	20 April 2004	20 January 2014

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Figure 4-1: Tenure Location Plan

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 4-4: Licence Boundary Coordinates

Name	Licence Number for Group 2 Minerals	Point	Coordinates	Coordinates
			UTM (E)	UTM (N)
El Gaicha	PE 229	A	441000	2287000
		B	454000	2287000
		C	454000	2263000
		D	441000	2263000
Imkebdene	PRM 237	A	435000	2311000
		B	446000	2311000
		C	446000	2287000
		D	441000	2287000
		E	441000	2263000
		F	445000	2263000
		G	445000	2258000
		H	432000	2258000
		I	432000	2285000
		J	435000	2285000
Temeinchat	PRM 238	A	446000	2330000
		B	460000	2330000
		C	460000	2263000
		D	454000	2263000
		E	454000	2287000
		F	446000	2287000
Tasiast South	PRM 428	A	460000	2263000
		B	460000	2248000
		C	432000	2248000
		D	432000	2258000
		E	445000	2258000
		F	445000	2263000
N’Daouas East	PRM 437	A	460000	2322000
		B	500000	2322000
		C	500000	2303000
		D	495000	2303000
		E	495000	2300000
		F	488000	2300000
		G	488000	2293000
		H	484000	2293000
		I	484000	2280000
		J	490000	2280000
		K	490000	2270000
		L	480000	2270000
		M	480000	2260000
		N	473000	2260000
		O	473000	2264000
		P	476000	2264000
		Q	476000	2268000
		R	477000	2268000
		S	477000	2271000
		T	479000	2271000
		U	479000	2283000
		V	460000	2283000

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

4.5                  Royalties

A royalty equal to 3% of the gross revenue of TMLSA is payable to the government. In addition, Franco-Nevada holds a 2% net royalty on gold production in excess of 600,000 ounces; production at Tasiast reached 600,000 ounces in July 2011, and the first royalty payment to Franco-Nevada was made in October 2011.

4.6                  Environmental Liabilities

Project development activities to date have been performed under the appropriate permits, laws and regulations.  Current environmental liabilities are those that would be expected from a current mining operation, and include the mine, crushing and CIL processing plant, dump leach facilities, power plant, tailings and waste rock facilities and power grids, roads, and drill pads established to support mining and exploration activities.

An environmental impact statement (EIS) was completed for the Project in 2004 and subsequently approved by the Director of Mines and Geology on 12 April, 2005.  To meet revised legislation, additional reporting was requested, which was completed in 2008.  In 2009, an additional environment assessment was conducted for a second tailings storage facility, a dump leach facility and an expansion of the water borefield.  The West Branch expansion was assessed in 2010, with additional assessment ongoing for the associated ancillary facilities.

4.7                  Permits

Mine operating permits have been granted, and the key permits are as indicated in Table 4-5. TML holds four contiguous exploration permits totalling an additional 3,118 km2. All these permits are in good standing.

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Table 4-5: Key Operating Permits

Brief Name	Issue Date
Authorization to construct a water pipeline route to the mine	MMI Letter 090 - 23 May 2006
Authorization of water (12 drills from bore field)	MHE Letter #560 - 24 July 2008
Original Operating Permit	MIM Letter 264 - 27 August 2009
New Installations Permit (Dump Leach, TSF II)	MIM Letter 264 - 27 August 2009
Environmental Authorization for Phase 1a Environmental Notices	MEDD Letter 151 - 11 June 2011
Environmental Authorization for West Branch Development	MPEM Letter 1209 - 25 October 2011
Environmental Authorization for Phase 1b Development	MPEM Letter 1210 - 25 October 2011

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

5.0                  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                  Accessibility

The Tasiast Lands are accessed from Nouakchott by using the paved Nouakchott to Nouâdhibou highway for 370 km and then via 66 km of graded mine access road which is maintained by TMLSA. An airstrip has been constructed at the mine site and is used for light aircraft primarily travelling to and from Nouakchott.

The principal ports of entry for goods and consumables are either Nouakchott or Nouâdhibou.  Materials are transported by road to the mine site.

Routine access within the country is provided by an 11,000 km long road network, comprising approximately 3,000 km of paved highways and approximately 8,000 km of unpaved highways as well as numerous desert tracks.  A paved 470 km long, two-lane highway runs between the cities of Nouakchott and Nouâdhibou.

A 717 km long rail line located along the border between Mauritania and Western Sahara is owned and operated by Société Nationale Industrielle et Minière de Mauritanie (SNIM).  This rail line is primarily used to haul iron ore from SNIM’s iron ore mines in Zouérate to the port of Nouâdhibou.

Access to the major urban centres of Mauritania is also possible via air.  Nouakchott is accessible via international flights operated by numerous West and North African carriers; Air France also provides a direct connection to Paris.

5.2                  Climate

Mauritania’s climate is classified as an arid desert climate (under the Köppen climate classification), with the average annual high temperature of above 45°C between May and August.  Minimum temperatures may go below 10°C in December and January.  From January to March, sandstorms frequently occur in the country; this causes sand build up and dune formation.  Sandstorms do vary in intensity and visibility can be reduced to several metres.  A rainy season, usually between July and September, does exist; however, the amount of rainfall and length of season varies spatially and temporally in the various regions of the country.  Annual rainfall varies from a few millimetres in the desert regions to as high as 450 mm in the south along the Senegal River.  During the last 15 years, the country has recorded two periods of drought, namely 1984-85 and 1991-92.

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Mauritania is located along the northwestern coast of Africa and is bordered by the Atlantic Ocean to the west. The country’s land mass covers the western portion of the Sahara Desert.  Mauritania’s land mass consists mainly of flat and barren desert landscape surfaces that are cross cut by three large NE-SW trending longitudinal dune fields.  In the central part of the country, near Adrar and Tagant, several hills and mountains rise up to 915 metres above sea level (masl).  In the desert regions, vegetation is sparse, consisting of various species of trees (acacia, etc.) and grasses.

5.3                  Local Resources and Infrastructure

The following subsections detail the local resources in the area, and the infrastructure associated with the Mine.  Surface rights and sufficiency of the rights to support conceptual mining operations is discussed in Section 4.5.

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007.  Commissioning of the Tasiast plant continued through 2007, with commercial production declared in January 2008.

The terrain surrounding the Tasiast deposit is flat, and is adequate for construction and operation of the camp, mine, plant, tailings, and waste rock disposal facilities.  Figure 5-1 shows the locations of the major project infrastructure; Figure 5-2 shows the mine site layout.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Figure 5-1: Project Infrastructure Layout Plan

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Figure 5-2: Mine Site Infrastructure Layout Plan

N
0
1.500
kilometers
Explosives
Storage
76,000 N
Open Pit
Waste
Dumps
Mine Office
Leach
Pads
Plant
Village
TSF1
Tailings
TSF2
72,000 N
46,000 E
48,000 E

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

5.3.1      Current Infrastructure and Resources

Infrastructure

Current site infrastructure consists of:

●      Open pit;

●      Leach pads;

●      Waste rock facility;

●      Process plant;

●      Tailings storage facility;

●      Mine workshops and administrative buildings;

●      Power station;

●      Explosives storage;

●      Accommodation village;

●      Water bore field;

●      Water storage reservoirs.

Power

The mine is located in a remote area where there is no electrical utility grid.  Three 2.7 MW HFO generator sets supply power to the site with back-up generation provided by eight 1.0 MW diesel generators.

Water

The source of mine water supply is located 60 km west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by twenty wells.  Water is pumped to the mine site through two high density polyethylene (HDPE) pipelines to the raw water storage facility at the mine site.  System capacity is estimated to be 14,000 m3 per day.

Reverse osmosis (RO) water treatment plants and storage basins/tanks are located at the mine site.  The saline water produced from the RO plant is used to water the haul roads.  Potable water for human consumption is bought from the Boulanouar pumping fields.  Water is also supplied for local nomadic people located within a radius of 20 km of the mine site.

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Two lined raw water storage dams have been constructed adjacent to the process facility with a combined capacity of 35,000 m3.

Workforce

As of the end of December 2011, the Tasiast mine employed 995 Mauritanian TMLSA employees, 120 Kinross expatriate employees, and 1,942 subcontractors for projects or production.

Accommodation

A staff village has been constructed using pre-fabricated and containerized bedrooms and dormitories, 2 km from the process plant.  A mess hall, fully equipped kitchen, food storage and laundry facilities serve all employees.  Religious facilities are also provided.

Communications

The plant is provided with the following communication and radio facilities:

●      Telephone system with battery back-up facility;

●      VOIP Satellite telephone system suitable for phone, fax and data transmission;

●      Base station radio system;

●      Vehicle radios;

●      Hand-held radios;

●      Cell phone coverage through a dedicated mast located at the mine village.

Waste

Waste from plant and equipment maintenance, construction, offices, kitchens and accommodation is recycled or handled in an on-site landfill.

Sewage is disposed of through septic tanks fitted with soak away overflow systems.  Currently there are septic tank systems at the mine camp and at the mine offices.  Tanks are emptied on an ‘as required’ basis and the effluent is placed in a bunded area to dry.  A waste water treatment plant was commissioned in 2011 and is treating approximately 50% of camp waste water.  Treated effluent is disposed of through a spray field.

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5.4                  Physiography

The topography of the Tasiast Lands consists mainly of flat, barren plains which are primarily covered by regolith and locally by sand dunes, or eroded paleo-lateritic profiles.  Locally, the drainage pattern within and outside of the Tasiast Lands consists of several intermittent dendritic first- and second-order streams that generally flow in a southwesterly direction.

The Mine area has no permanent watercourse but is crossed by numerous, intermittent watercourses, known as “wadis”, whichflow for only a few days per year. The largest wadi is the Khatt Ataoui wadi, which is located approximately 6 km from the mine site.

The average elevation is approximately 130 masl to 150 masl.

The Mine is located in the arid Saharan zone, the predominant ecological area in Mauritania, where flora is very scarce and is mainly colonized by Zygophyllum album, together with Maerua crassifolia (atil) and Asistida pungens (sbot).  Acacias are also present along many of the wadis. The well field, including the pipeline and road, are almost exclusively colonized by Zygophyllum album.  There are no forests in the area.

Small rodents (such as hares, hamsters and gerbils) are the most common mammals at the mine site, while jackals, fennec fox and zorille fox are most common in the well area.

There are no protected species in the Mine area.  The eastern boundary of the Banc D’Arguin National Park is located about 2 km west of the well field area and 60 km from the mine site.

Current third party land use in the mine area consists of occasional nomadic livestock farmers. There are no villages, agricultural farms, nor artisanal mining activity within or around the mine area.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

6.0                  HISTORY

6.1                  Tenure History

In 1996, the Office Mauritanien de Recherches Recherches Géologiques (OMRG) completed a regional reconnaissance exploration program within and around the lands hosting the Tasiast deposit and made this information available to third parties.  As a result, NLSD (a subsidiary of Normandy Mining Ltd. of Australia) acquired the exploration rights to the Tasiast deposit.

In 2001, NLSD was acquired by Newmont Mining Corporation creating Newmont LaSource.  Midas was incorporated in England and Wales in 2002 for the purpose of acquiring Newmont LaSource's assets in Mauritania including exploration permits over lands hosting the Tasiast deposit, as well as various other permit areas.  Midas completed its acquisition of the Tasiast deposit from Newmont LaSource on April 1, 2003 and, in April 2003, Geomaque Explorations Inc. (Geomaque) announced the acquisition of Midas. The merger of Geomaque and Midas ultimately created a new entity - Defiance Mining Corporation (Defiance).  In June 2004, Rio Narcea Gold Mines, Ltd. (Rio Narcea) acquired Defiance and took ownership of the Tasiast deposit.

Red Back acquired the Tasiast deposit from Lundin Mining Corporation (Lundin) in August, 2007 following Lundin's acquisition of Rio Narcea.  In September 2010, Kinross completed the acquisition of Red Back.  Kinross, through TMLSA, holds 100% of the Mine.

6.2                  Project History

From 1962 to 1993, the Tasiast region was the subject of three regional exploration programs for pegmatites, iron ore, and nickel sulphides which were carried out by the BRGM and SNIM.

Three exploration programs were carried out in the Tasiast region between 1993 and 1996 as a European Development Fund project.  Work completed included regional-scale reconnaissance geological mapping and geochemical sampling.  Traverse lines for the mapping and geochemical sampling programs were oriented east-west with samples collected at 500 m centres; this work identified the Tasiast area as being anomalous in gold.  More detailed soil sampling of the Tasiast area on 250 m spaced centres, and trenching was conducted.

NLSD, in the period 1996-2001 completed geological and regolith mapping, interpretation of satellite imagery, airborne and ground magnetic geophysical surveys, specialist petrographical, mineralogical, and geological studies, metallurgical test work, and auger, reverse circulation (RC) and core drilling.

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Midas undertook a full review of all existing information in 2003, and prepared mineral resource estimates for the West Branch and Piment areas.  From 2003 to 2004, Defiance completed mineralogical and metallurgical test work, hydrogeological studies, a preliminary pit slope design study, RC and core drilling, a mineral resource estimate, and a feasibility study.

Rio Narcea completed additional RC and core drilling during 2005-2006.  Red Back also undertook RC and core drilling, re-estimated mineral resources, and updated engineering studies.  Mine construction was completed in 2007, with the mine formally opened in early 2008.

Between August 2007 and September 2010 Red Back completed several large exploration campaigns in the Piment and West Branch areas, as well as at several district targets. Early drilling campaigns were directed at testing the lateral and vertical extents of the mineralization at Piment and drilling oxide resources at West Branch. In October 2009, Red Back discovered the Greenschist Zone at West Branch and commenced drilling the deposit.

From September 2010 to date, TMLSA has aggressively ramped up exploration with the majority of activities directed towards delineating the extents of the Greenschist Zone.  Historical mineral resource estimates for the Mine are listed in the following Tables.  All of the calculations of mineral resource are inclusive of mineral reserve in the following tables.  The resource estimate in this report supersedes all previous estimates.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 6-1: 2000 NLSD Resource Estimate to Limit of Drilling (From 2007 Red Back Technical Report)

Zone	Cut-Off (g/t)	Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	1	5.5	2.28	0.403	4.1	1.81	0.238
Primary	1	13.3	2.23	0.954	7.9	1.87	0.476
Total		18.8	2.25	1.357	12.0	1.85	0.714

Table 6-2: January 2003 Midas Gold Resource Estimate (From 2007 Red Back Technical Report)

Zone	Cut-Off (g/t)	Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	1	2.8	2.27	0.204	7.2	1.67	0.386
Sulphide	1	5.5	2.30	0.407	13.8	1.78	0.790
Total		8.3	2.29	0.611	21.0	1.74	1.176

Table 6-3: October 2003 Defiance Resource Estimate (From 2004 Defiance Technical Report)

Zone	Cut-Off (g/t)	Measured			Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	1	0.35	4.20	0.047	3.84	2.89	0.357	4.37	2.18	0.306
Primary	1	0.28	3.57	0.032	7.60	3.07	0.750	8.06	2.29	0.593
Total		0.63	3.90	0.079	11.44	3.01	1.107	12.43	2.25	0.899

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 6-4: September 2006 Rio Narcea Resource Estimate (From 2007 Red Back Technical Report)

Zone	Cut-Off (g/t)	Measured			Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	1	0.35	4.20	0.047	3.30	2.94	0.311	4.90	2.22	0.352
Primary	1	0.28	3.57	0.032	6.20	3.10	0.622	9.50	2.36	0.721
Total		0.63	3.90	0.079	9.50	3.05	0.933	14.40	2.31	1.070

Table 6-5: December 2007 Red Back Resource Estimate (From 2008 Red Back Technical Report)

Zone	Cut-Off (g/t)	Measured			Indicated			Measured + Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Total	1	10.8	2.47	0.86	15.1	2.05	1.00	26.5	2.22	1.89	8.9	1.9	0.55
●	Stockpiles include 0.6 Mt of material at a grade of 1.80 g/t for 0.03 Moz of Au

Table 6-6: December 2008 Red Back Resource Estimate (From 2009 Red Back Technical Report)

Zone	Cut-Off (g/t)	Measured			Indicated			Measured + Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	0.2	19.0	0.98	0.60	15.9	0.77	0.39	34.9	0.89	0.99	7.0	0.6	0.13
Transition	0.5	5.0	1.28	0.20	4.3	1.13	0.16	9.2	1.21	0.36	0.9	1.1	0.03
Total	0.5	20.5	1.48	0.98	32.7	1.32	1.39	53.2	1.38	2.37	15.6	1.2	0.62
Total		44.5	1.24	1.78	52.9	1.14	1.94	97.4	1.19	3.72	23.6	1.0	0.78

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Table 6-7: December 2009 Red Back Resource Estimate (From August 2010 Red Back Technical Report)

Zone	Cut-Off (g/t)	Measured			Indicated			Measured + Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	0.2	20.99	0.83	0.56	22.23	0.70	0.50	43.22	0.76	1.06	6.28	0.6	0.12
Fresh	0.5	41.23	1.55	2.05	70.41	1.50	3.40	111.64	1.52	5.45	26.52	1.4	1.18
Total		62.22	1.30	2.61	92.64	1.30	3.90	154.86	1.30	6.51	32.80	1.24	1.30

All Ore Types	1	27.55	2.17	1.93	41.87	2.13	2.86	69.42	2.15	4.79	13.38	2.1	0.91
●	Red Back reports resources on the basis of mining cut-off grades to be applied to the various ore types and, for comparison purposes, at a 1.0 g/t cut-off grade
●	Minerals Resources are reported below the December 31, 2009 mined surface.
●	Figures may not add correctly due to rounding.
●	Oxide is referred to as material amenable to Dump Leaching and CIL. Fresh is referred to as material amenable to Heap Leaching and CIL.
●
The mineral resources are estimates of recoverable tonnes and grades using Multiple Indicator Kriging with block support correction into 15 metres (East) by 25 metres (North) by 5 metres (Elevation) model blocks and assuming smallest mining unit for ore selection in mine grade control of 3 metres (East) by 5 metres (North) by 2.5 metres (Elevation).

●
Measured mineral resources lie in areas where drilling is available at a nominal 25 x 25 metre spacing, Indicated mineral resources occur in areas drilled at approximately 25 x 50 metre spacing and Inferred mineral resources exist in areas of broader spaced drilling.

●	Gold estimation and model blocks were constrained within geologically derived wireframes.

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Table 6-8: August 2010 Red Back Resource Estimate (From September 2010 Red Back Technical Report)

Zone	Cut-Off (g/t)	Measured			Indicated			Measured + Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	0.2	28.89	0.72	0.67	17.93	0.65	0.37	46.82	0.69	1.04	5.5	0.6	0.11
Fresh	0.5	68.99	1.64	3.63	79.44	1.79	4.57	148.43	1.72	8.21	35.6	1.6	1.82
Total		97.88	1.37	4.30	97.37	1.58	4.95	195.25	1.47	9.25	41.2	1.5	1.93

All Ore Types	1	44.94	2.25	3.26	50.20	2.47	3.99	95.14	2.37	7.25	19.9	2.3	1.48
●	Red Back reports resources on the basis of mining cut-off grades to be applied to the various ore types and, for comparison purposes, at a 1.0 g/t cut-off grade
●	Minerals Resources are reported below the July 31, 2010 mined surface.
●	Figures may not add correctly due to rounding.
●	Oxide is referred to as material amenable to Dump Leaching and CIL. Fresh is referred to as material amenable to Heap Leaching and CIL.
●
The mineral resources are estimates of recoverable tonnes and grades using Multiple Indicator Kriging with block support correction into 15 metres (East) by 25 metre (North) by 5 metre (Elevation) model blocks and assuming smallest mining unit for ore selection in mine grade control of 3 metres (East) by 5 metres (North) by 2.5 metres (Elevation).

●
Measured mineral resources lie in areas where drilling is available at a nominal 25 x 25 metre spacing, Indicated mineral resources occur in areas drilled at approximately 25 x 50 metre spacing and Inferred mineral resources exist in areas of broader spaced drilling.

●	Gold estimation and model blocks were constrained within geologically derived wireframes.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007.  Commercial production of gold at Tasiast commenced in January of 2008 and a total of 693,000 oz has been produced by year-end 2011.  A summary of gold production at Tasiast is included in Table 6-9.  There has been no historical gold production from other deposits in the Tasiast area.

Table 6-9: Production Summary

	Carbon In Leach			Dump Leach	Total
Year	Tonnes Milled	Grade	Gold Produced	Gold Produced	Gold Produced
	(Mt)	(g/t )	('000 oz.)	('000 oz.)	('000 oz.)
2011	2.61	2.53	153	48	201
2010	2.14	2.46	151	36	187
2009	1.69	2.87	143	16	159
2008	1.49	3.10	140		140
2007	0.22	4.77	21		21

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

7.0                  GEOLOGICAL SETTING

7.1                  Regional Geology

The Tasiast Lands lie in the southwestern corner of the Reguibat Shield (Figure 7-1), which is a large area underlain by Precambrian crystalline rocks that comprises the northern part of the West African Craton.  In general, the western half of the Reguibat Shield contains rocks of Mesoarchaean age (~3.1 to ~2.9 Ga), whereas those in the eastern half are Palaeoproterozoic (~2.6 Ga).  Large granitic intrusions and moderate- to high-grade metamorphic rocks including gneisses, amphibolites, and schists typify the basement rocks.  Metamorphic grade in the Reguibat Shield generally increases from mid-greenschist facies in the southwest through to granulite facies in the northeast.  Numerous north-south elongate greenstone belts occur over a broad area of the western Reguibat Shield, each marking major crustal discontinuities.  These greenstone belts are comprised of metavolcanic, meta-plutonic and metasedimentary rocks ranging from ultramafic to felsic composition and likely represent the roots of volcanic arcs and inverted sedimentary basins.  The Tasiast Lands falls within a cluster of several greenstone belts.  The package was cratonized at the end of the 2,100 to 2,000 Ma Eburnean orogeny (Schofield et al., 2006) and has been stable since 1,700 Ma.  The Reguibat Shield is bound on all sides by Pan African orogenic belts and covered in the south by the extensive intra-cratonic sediments of the Taoudeni Basin.

Three significant Archaean greenstone belts are exposed within the Tasiast Lands (LaSource-BRGM, 1997; Figure 7-2) and are termed, from east to west:

●         N’Daouas (20 km long x 6 km wide);

●         Aouéouat (+75 km long x 8 km wide); and

●         Imkebdene-Kneffissat (+ 60 km long x 9 km wide).

All of the greenstone belts in the district are near north-south trending and enclosed by granitic to gabbroic intrusive rocks and gneissic domes that comprise the bulk of the rocks within the district as well as those of the Reguibat Shield on the whole.  The greenstone belts consist of ultramafic to felsic volcanic and volcanosedimentary packages with variably preserved ferruginous quartzite, locally termed banded iron, magnetite (BIM; Table 7-1).  Rock units within the belts have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events.  Swarms of non-foliated mafic (basaltic) dikes dominantly striking NNE-SSW and approximately E-W crosscut all other rocks in the district including undeformed pegmatite units, and are interpreted to be Proterozoic in age.

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Figure 7-1: Geology of the West African Craton (Tasiast Deposit; Modified from Fabre 2005)

-20°
-10°
0°
30°
0 250 500km
N
T
Pp
NpM
TASIAST DEPOSIT
REGUIBAT SHIELD
A
Pl
TAOUDENI BASIN
Nouadhibou
Mauritania
Nouakchott
Dakar
Banjul
Bissau
Conakry
Freetown
Monrovia
Abidjan
Accra
MAN SHIELD
TUAREG SHIELD
pb
Po
20°
IULLEMMEDEN BASIN
BENIN NIGERIA SHIELD
10°
ATLANTIC OCEAN
AFRICA
MAP AREA
30°
0°
T Post-palaeozoic
Pl Palaeozoic Basins including Upper Pre-Cambrian
NpM Tectonized Neoproterozoic Palaeozoic Basins
pb Pan-African Belt
Po Basement rejuvinated by Pan-African Orogeny
Pp Palaeoproterozoic
A Archaean
Limit of West African Craton

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Figure 7-2: Tasiast Property Geology and Greenstone Belts (Davies, 2011b)

The Aouéouat greenstone belt (AGB) hosts all of the known Tasiast gold deposits.  Other belts in the district contain gold occurrences but remain under-explored.  Uranium-lead age dates obtained from gneiss/granodiorite and pegmatite intrusive rocks suggest a range of ages from 3,070 Ma to 2,600 Ma (LaSource-BRGM 1997, Maurin et al, 1996).

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The major north-south structural fabric in the belts is clearly evident in both regional satellite images (Worldview-2) and geological maps for over a 70 km strike.  Steep foliations and localized isoclinals folds with north-south axial surface orientations are ubiquitous across the district and formed through a combination of strong early E-W shortening accompanied by sinistral shear (Davies, 2011a).  Structural investigations by Key et al. (2008) recognized tightening of folds, sheared folds, strike-slip and low-angle reverse faults that overprinted the north-south foliation.  This event is interpreted to have occurred during later NW-SE compression.

Table 7-1: Formations, Aouéouat Greenstone Belt, Mauritania (Maurin et al., 1996)

PHANEROZOIC
CENOZOIC
RECENT
Fluvial gravel, sand, clay, silt, latosols, duricrust, sand dunes etc.
Formation of lateritic soils and saprolite (older??)
Gabbro – dolerite dike swarms (120-65 Ma?)

UNCONFORMITY~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

PRECAMBRIAN
PROTEROZOIC
LOWER TO MIDDLE (?)
Unmetamorphosed quartzites and mica-schists (with intercalated amphibolites and orthogneiss)

UNCONFORMITY~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

ARCHAEAN
Late intrusives
Calk-alkaline granite-granodiorite, pegmatites, granitoids (~2,600 Ma)
Gabbro – Dolerite, dolerite dikes (age?)

INTRUSIVE CONTACT-----------------------------------------------

Volcano-Sedimentary pile (> 2,600 Ma)
Greywackes (epiclastics), mafic volcanics (basalts?)
Banded iron/magnetite formations inter-layered with alternating garnetiferous schists, micaschists and tholeiites
Ultramafic, mafic and felsic rocks

Basement (>2,600 Ma)
Granite gneiss, orthogneiss, migmatite domes

More recent sub-tropical conditions in the Tertiary formed laterite over the eroded basement, thin erosional remnants of which occur at Tasiast.  Elsewhere, the duricrust has been stripped and re-deposited as a gravel lag.  Depth of oxidation ranges from 10 to 60 m, with an average of 40 m.

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7.2                  Property Geology

The property geology is characterized by orthogneiss basement overlain by deformed N-trending metavolcanic and sedimentary successions intruded by stocks of mafic to intermediate composition (Figure 7-2).  All units are cut by unfoliated and post-mineral mafic dikes.  The orthogneiss basement and intermediate intrusive rocks occur within the Tasiast Lands but are not observed in the mine geology sequence.

The volcano-sedimentary succession has been variably folded, sheared and segregated along several subparallel deformation zones.  Prospective gold trends identified within the district include (Figure 7-3):

1.         Tasiast trend - is defined by strike continuous subparallel iron formation and the volcano-sedimentary units trending north-south and hosting the multiple Tasiast deposits. The trend passes north-south through the El Gaicha mining permit and extends over tens of kilometres to the north and south.

2.         Pantaloon trend - located 3 km to the east of Tasiast trend and comprises several sub-parallel NNW trending structural zones with coincident anomalous gold.

3.         Imkebdene trend - located 4 km to the west of the Tasiast trend.

The Tasiast deposits are aligned along a +10 km, north-trending corridor.  Mineralization at the Piment deposits (South South, South North, Central, North, Mars and Prolongation) occurs north of the large discovery at West Branch (see Figure 7-4).  Locally at the mine, the geology comprises mafic to felsic volcanic sequences, iron-rich sedimentary formation and clastic units that have been metamorphosed from mid greenschist to lower amphibolite facies.

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7.2.1              Greenschist Zone (IVC & SHT)

The Greenschist Zone is characterized by two recognizable units mapped as mafic metavolcanic (IVC) and meta-intrusive (SHT).  The contact between the two units ranges from sharp to gradational.  At West Branch, the Greenschist Zone consistently averages 50 m to 100 m wide over a strike of +2,000 m.   However, thickness of the main lithological units ranges from 5 m to 50 m for the meta-intrusive (average 35 to 40 m) and 20 m to 80 m for the mafic metavolcanic rocks.  The Greenschist rock units have been intersected by deep drilling at Piment but are generally narrower in width (<20 m) than at West Branch.  Between Central and Piment North the Greenschist package is up to 80 m thick and dominated by mafic metavolcanic rocks.

7.2.1.1.          Mafic meta-volcanic rocks (IVC)

Interpreted as the oldest rock unit recognized within the mine area, this  dark green to brown mafic, very fine- to fine-grained rock is composed of varying amounts of actinolite, biotite, plagioclase and garnet.  This weakly to moderately foliated metavolcanic unit is locally termed IVC and the protolith is interpreted as a mafic metavolcanic rock.

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Figure 7-3: Tasiast Exploration Trends

Legend
Mafic volcanics\ Intermediate intrusion
Mafic volcanics\minor ultramafic volcanic
Pegmatite
Granodiorite
Epiclastic Basin - Lower greenchist
Mafic \ Ultramafics \ Gabro sills
Mafic volcanics\BIM
Ultramafic volcanics \ minor mafic volcanics
Grayawacke - BIM - Conglomerate
RegionalShearZones
2ndorderShearZones
2,320,000 mN
C23
2,300,000 mN
2,300,000 mN
8774
Tasiast Main trend
31157
C67
C68
Pantaloon trend
2,280,000 mN
2,280,000 mN
C62
West Branch - Piment
El Gaicha
C612
Imkebdene trend
C611
C69
C613
C614
2,260,000 mN
2,260,000 mN
C615
Imkebdene Sud
C616
10 km

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7.2.1.2.          Meta-Intrusive / Dolerite (SHT)

A light to medium gray, medium- to fine-grained, mafic rock dominantly composed of plagioclase, quartz, and biotite.  The unit typically comprises a distinctive wavy to anastomosing biotitic foliation.  The unit is locally termed plagioclase-biotite schist and is mapped as SHT.  Limited geochemical data suggests the protolith is a variably fractionated dolerite or gabbro sill or dike.

7.2.2              Felsite (FVC)

Stratigraphically overlying the Greenschist Zone is a cream colored, microcrystalline quartzo-feldspathic rock with locally <1% quartz phenocrysts and rounded elongate fragmental textures.  This siliceous unit is locally called a felsite (FVC) and occurs discontinuously throughout most of the Piment and West Branch deposits.  The FVC is volumetrically greater at West Branch than at Piment.  The rounded elongate fragmental textures are typically observed in sections of the Piment deposits.  Locally at both West Branch and Piment the upper contact of the hangingwall unit contains sulphidic fragmental zones with a minor fine- to medium-grained pyrite.  The unit ranges moderately to intensely phyllosilicate-rich foliation.  The rock is interpreted as meta-dacite to -rhyolite.

In the hangingwall at West Branch and above the FVC is a dark greenish gray mafic metavolcanic unit of similar mafic composition and texture to the IVC as well as a cream to greenish brown colored unit with similar microcrystalline quartzo-feldspathic textural characteristics to the FVC but geochemical composition of a mafic unit. Geochemical data combined with presence of green Cr-bearing mica (fuchsite?) suggest the cream colored unit is a bleached and pervasively feldspar-silica-sericite altered mafic unit.  The relative timing and emplacement/deposition style of this pervasively altered unit is unclear.

7.2.3              Banded Iron/Magnetite Formation (BIF/BIM)

Alternating, rhythmic bands of light to dark green rock composed of dark greenish gray magnetite-grunerite- and light gray quartz-feldspathic layers.  Locally the unit is termed banded iron/magnetite formation (BIF/BIM).  Bands within the BIF/BIM vary in thickness from 0.2 cm to 1 cm, and have typically sharp but often wavy contacts.  Mesoscopic folds within the unit are typically tight to open isoclinal.  The iron formation is widest in the hangingwall, locally up to 200 m in width, whereas a narrow (<15 m) interval is also intersected about 80 m into the footwall block.  The hangingwall contact between the BIM/BIF and FVC consists of a prominent 1 to 3 m wide sulphide-garnet-actinolite-quartz-rich interval that is locally brecciated with sub-rounded clasts in a sulphide-rich matrix.

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7.2.4              Epiclastic Unit (SVC)

A thick sequence of fine- to thickly-bedded siliceous and feldspathic sandstone and locally grit to conglomerate horizons are located to the east of the hangingwall iron formation and west of the FVC.  The rocks consist of a diverse assemblage of fine- to coarse-grained horizons containing quartz, feldspar, and biotite, and the protolith is interpreted as an epiclastic units.  At West Branch, the base of the SVC in the hangingwall block contains a one meter to 10 m wide zone consisting of euhedral sphene (0.5 cm to 2.0 cm) and diamond-shaped biotite (0.2 cm to 0.5 cm) porphyroblasts.  This hangingwall horizon likely reflects a titaniferous sandstone protolith.

The eastern or hangingwall SVC unit is geochemically different from the western or footwall package suggesting the material in each may have been derived from different sources and was possibly deposited within distinct sedimentary basins.

7.2.5              Mafic Dikes (MDO/MGD)

Mafic dikes are dark olive green, fine- to medium-grained, and are weakly porphyritic as principal constituents.  Dikes are typically less than 5 m wide, weakly magnetic and have locally developed hornfelsed and brecciated margins with a carbonate-chlorite assemblage.  The dikes are dominantly barren and crosscut mineralized units.

7.3                  Structure

Gold deposits on the Tasiast trend are bound by and spatially associated with two main structures known as the Tasiast or West Branch shear zone (to the west) and Piment shear zone (to the east; Figure 7-4).  Fold repetition is inferred between the two strike-continuous structures and to the east of the Piment structure in the hangingwall.  The dominant foliation in the mine sequence is moderately to steeply east-dipping (40°-65°). Individual structures are typically 0.5 m to 10 m thick and characterized by planar-laminated foliation with mylonitic textures locally observed.  The second-order fault splay arrays link the bounding structures and are recognized most commonly at contacts of lithologic units.  These linking faults are best observed within the Piment deposit, particularly north of Piment Central where complexity of the faults increases.  Hydrothermal alteration assemblages, sulphides and quartz veins are commonly spatially associated with major fault zones and adjacent host rocks. Current structural interpretations of the mine area suggest either a thrust system developed in a thrust-ramp geometry (Davies, 2011) or shear zones developed along fold limbs (Goodman, 2011).

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At West Branch, first-order controls on mineralization include an interpreted double plunging antiform in the hangingwall of the Tasiast Shear and several subparallel shear zones known from west (footwall) to east (hangingwall) as West Branch, Pluto, Pluto Hangingwall, Redback, and Piment (Figure 7-4).  The culmination of the interpreted double plunging antiform is located around section 71311 and the hinge line plunges modestly (30°) both south and north (Figures 7-5 & 7-6).  The subparallel faults dip consistently eastward at moderate (45°-55°) angles and are observed near contacts of units where the foliation intensity increases, suggesting strain localization at lithological contacts.  Veins sets occur subparallel and oblique to foliation and range in style from boudinaged, buckled, folded to planar.  Quartz-rich veins are dominantly formed in the SHT and IVC units over horizontal widths of up to 100 m  In the core of the deposit vein densities are typically higher in the SHT unit (averaging between 2-5%) compared with the IVC (<2%) suggesting the SHT was a more brittle, competent unit that preferentially fractured.  Along the margins of the deposit both the dolerite and meta-mafic units have a low vein density (<1%).  Quartz-rich veins also developed within FVC and footwall SVC units.

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Figure 7-4: Plan Map of the Main Structural Features.

Prolongation
Piment Thrust
Mars
Piment Nord
Tasiast Thrust
Piment Central
Legend
Sm
Dyke
Fault, <Null>
Thrust, <Null>
Thrust, Piment Thrust
Thrust, Tasiast Thrust
Dol, Dolerite
Asq, Psammite
Aepi, Epiclastic
Ai-FeOx, Oxidised shear / i
Aiv-Sf, Felsite - sulphidic
Aiv, Felsite
Ai, Iron formation
AGst, 'Greenstone'
Abs, Chlorite schist
Piment Deposits
West Branch Deposits
Piment Sud
West Branch
Pluto
N
0
1
Km

Note: based on exposed rock at the Piment deposits and northern portion of the West Branch deposits (Davies, 2011a).

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Figure 7-5: Geological Plan View of West Branch and Piment

NORTH
Legend
Banded iron formation
Basaltic komatiite
Biotite-muscovite schist
Chert
Dolerite
Felsic volcanic (unclassified)
Felsic volcanic - fragmental
Granitoid
Komatiite
Magnesian tholeiite
Muscovite schist
Quartz porphyry
Quartz-biotite schist
Quartzo-feldspathic schist
TAPNN
2,277,000 mN
TAPN
TAPC
West Branch - Piment
TAPSN
2,274,000 mN
TAPSS
71811
71411
71061
2,271,000 mN
TAWB
444,000 mE
447,000 mE
450,000 mE
1Km

Note: collar locations as solid black circles

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Figure 7-6:   Cross Sections Through the Greenschist Zone at West Branch Displaying Rock Type (top) and Main Alteration Assemblage Groups (bottom) for Each Section.  View Looking to the North.

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Note: Highlights the recognized 1st order structures (dashed black lines).

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7.4                  Mineralization and Alteration

Gold mineralization and associated alteration assemblages at the Tasiast deposits have been defined over a strike length of greater than 10 km and to vertical depths of at least 740 m.

Alteration mineral associations recognized in the Greenschist Zone at West Branch include a central core of biotite-carbonate-quartz-pyrrhotite-pyrite ± magnetite ± garnet ± tourmaline ± leucoxene (coded as BST alteration zone) that is almost entirely developed within the dolerite (Pollard, 2011).  Intense quartz alteration is locally strongest in the dolerite and is associated with sheeted quartz veins.  There is a strong correlation between the +2 g/t Au grade shell and quartz vein densities of 1% to 5%, sulphide volume of 0.5% to 2.0% (pyrrhotite dominated), and a medium abundance of carbonate in the veins and groundmass.  The BST association grades outwards to an outer biotite-amphibole-carbonate-quartz-pyrite-pyrrhotite ± magnetite ± garnet and passes gradationally to an amphibole-biotite-garnet ± carbonate ± quartz ± pyrite ± pyrrhotite mineral association.  These alteration mineral associations are coded as GST2 and GST1, and are hosted mainly in the meta-mafic unit and to a lesser degree in the dolerite.  Volumetrically minor mineral alteration associations include sericite-zoisite ± quartz ± carbonate detected on the margins of the GST2 and GST1 and a late overprinting albite-sericite-carbonate observed locally throughout the West Branch deposit.  The FVC units have been variably altered by albite, biotite, muscovite, pyrite and quartz, and contain variable quartz vein densities.

At West Branch several types of veins are recognized within the Greenschist package and include the following (in order of paragenesis):

1)         Early milky white quartz that are commonly folded and boudinaged at a low to medium angle to foliation.

2)         Quartz-albite-tourmaline veins that are boudinaged and attenuated at a low angle to foliation.

3)         Greenish gray to translucent quartz ± native gold veins with a silica selvedge at a low angle to foliation.

4)         Quartz-amphibole-biotite-carbonate-pyrite-garnet veins that have a low-angle obliquity to foliation.

5)         Quartz-carbonate-biotite ± actinolite ± pyrite ± pyrrhotite ± tourmaline ± magnetite ± garnet veins that crosscut foliation at a high-angle.

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At Piment the main mineral associations comprise magnetite-quartz-pyrrhotite ± actinolite ± garnet ± biotite.  Sulphide replacement of magnetite is best observed within the banded iron, magnetite units.  The assemblage is spatially associated along and adjacent to the main fault/shear zones as well as the linking structures.  Veins of similar mineralogy are variably developed in the hangingwall, and in close proximity to the main faults.

All deposits defined to date have a moderate dip to the east and modest (30°) southerly plunge.  Notable variations between the West Branch and Piment mineralization are the rocks hosting mineralization and continuity of individual mineralized shoots.  The majority of mineralization at West Branch is hosted in altered and veined Greenschist units (mainly the dolerite and to a lesser extent the meta-mafic units) that are dominantly bound by footwall and hangingwall FVC.  A strong correlation between the BST altered dolerite (SHT) and a continuous +2 g/t Au shell is observed within the core of the West Branch deposit.  The broader +1 g/t Au grade shell correlates with the portions of the IVC unit, whereas the 0.6 g/t Au shell extends into further portions of the IVC and locally the FVC units.  The low-grade halo (ranging from 0.25 g/t to 0.60 g/t Au) extends further into the FVC units and is also developed over +100 m horizontal widths in the SVC footwall.  Individual shoots, defined by +2 g/t Au grade shell, are continuous over a strike length of at least 1,000 m and have a vertical extent between 100 m and 400 m.  In comparison Piment mineralization is largely hosted along faults and within the adjacent altered and veined banded iron, magnetite, epiclastic and felsite units. Individual mineralized shoots at Piment have been continuously defined over 300 m strike metres and range in width from 5 to 40 m.

Mineralogy within the Greenschist Zone is dominated by pyrrhotite, pyrite and native gold that occur as vein infill and alteration spots commonly in and around the foliation.  Pyrrhotite and pyrite occur together in many places but in variable ratios. Zones of pyrite-only and pyrrhotite-only are rare.  Blake (2011a, b) studied the nature, grain size and mode of occurrence of native gold grains in seven composites from two drill holes that intersected Greenschist-style mineralization.  Results from the study concluded that the volume of coarse (>100 µm) Au grains account for the majority of contained Au and greater than 60% of grains occur in the liberated form and a subordinate portion associated with gangue minerals  and micrometre grains detected in slimes.  At Piment the minerals of interest include native gold, pyrrhotite and pyrite.  Other sulphide minerals are recognized at both deposits in minor to trace abundances.  These include electrum, chalcopyrite, arsenopyrite, sphalerite, covellite, pentlandite and petzite.

The oxide zone cut by core drilling is characterized by leaching of quartz-carbonate veins and sulphides, and precipitation of calcrete and iron hydroxides in voids and fractures.  No well-defined transition zone was identified as the strongly weathered upper portion of the deposits grades into fresh rock at depth.  The depth of oxidation is in the order of 30 m to 60 m, at an average of 40 m.  No supergene enrichment of gold is apparent in the upper profile.

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8.0                  DEPOSIT TYPES

The Tasiast deposits are hosted in Archaean volcanic-sedimentary sequences that have been deformed and metamorphosed from greenschist to lower amphibolite facies.  Mineralization is both structurally and lithologically controlled, and epigenetic in style.

The regional geological setting and deposit features at Tasiast are similar to other well-known Archaean cratons and greenstone belts that host major Au camps.  Examples of analogue terranes include the Laverton Belt in the Yilgarn Craton of Western Australia and the Abitibi Belt in the Superior Province of the Canadian Shield.

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9.0                  EXPLORATION

Exploration has been undertaken by TMLSA, its precursor companies (e.g. gold exploration by NLSD), or by contractors (e.g. geophysical surveys).

9.1                  Grids and Surveys

The Coordinate System used on site is UTM (WGS84) 28 North, however a translation constant is used (Easting of 400 000 and Northing of 2 200 000). The Original Control has been set out by IPH Engineering and ten control points are set out across the mine. Surveyors use a differential GPS for surveying at the mine.

The 2011 year end topographic surface was used to constrain the resource and reserve estimates.

9.2                  Geological and Regolith Mapping

Numerous phase of geological and regolith mapping have been undertaken during the life of the Mine, and range from regional (1:150,000) to prospect (1:12,500) scale.  Work was completed by the BRGM, SNIM, NLSD, Defiance Mining Corporation, Red Back and Kinross.  Mapping is facilitated by good outcrop, RC drilling chips, high resolution satellite imagery and detailed airborne geophysical data.  Results were used to identify areas of alteration, structural complexity, quartz-carbonate veining, and sulphide outcrop that warranted additional work.

9.3                  Geochemistry

Soil, grab and rock sampling were used to evaluate mineralization potential and generate drill targets.  A total of approximately 20,000 surface samples have been taken over the Mine area.  In 2011, TMLSA expanded the extent of the historical surveys and collected an additional 7,321 samples for both Au and multi-element analyses.  Surface sampling was used as a first-pass exploration tool to identify areas of geochemical anomalism; some of these anomalies remain to be studied further.

9.4                  Geophysics

Ground and airborne magnetic surveys have been completed by NSLD and Red Back.  Surveys have been used to delineate intrusive rocks, banded iron-formations, fault structures, and sulphide-rich zones at depth.  Red Back also completed an electromagnetic survey (VTEM EM) in 2008.  TMLSA completed a detailed airborne magnetic and radiometric survey across mining permit and exploration permits in 2011.  A small ground induced polarization (IP) survey was also conducted across a portion of the West Branch deposit.

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9.5                  Pits and Trenches

Excavation of trenches as an exploration technique has been very successful and was extensively used during the NLSD phase of exploration, when 55 trenches (26,593 m) were excavated, and an additional 27 trenches (1,309 m) were hand-dug.  Significant gold intersections in trenches typically overlay sub-surface zones of similar grade and width, as defined by subsequent drilling.  In 2011, TMLSA completed two trenches for a total of 850 m.

9.6                  Drilling

Drilling completed on the Mine is discussed in section 10.0.

9.7                  Bulk Density

Bulk density determinations are discussed in section 11.0.

9.8                  Petrology, Mineralogy and Other Research Studies

In 1999, NLSD collected and carried out a petrographic and mineralogical study of 10 core samples selected from five drill holes that intersected Piment Central mineralization.  The mineralogical and petrographic study noted the following (Bailly et al., 1999):

●	Opaque minerals of the surrounding rocks consist of abundant magnetite crystals frequently associated with graphite;

●	The mineralization assemblage consists of pyrrhotite with minor chalcopyrite and electrum ± arsenopyrite;

●	Mineralization occurs as veinlets with carbonate, biotite and, locally, blue tourmaline impregnated along bedding planes within the host rock.

In 2010, Red Back submitted 10 core samples from West Branch for a petrological and mineralogical study. Results from the work indicated significant pyrrhotite mineralization developed along foliation planes and associated with accessory magnetite, chalcopyrite and pyrite (Strashimirov, 2010).

Further petrological studies were carried out for TMLSA in 2010 including work by Leitch (2010) and Larson (2011), followed by a gold characterization study in 2011 (Blake, 2011a, b). Transmitting and reflecting microscopes were acquired for the Mine in 2011 and selected slabs are submitted for thin sections.

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9.9                  Exploration Potential

Mineralization remains open both laterally and vertically at the Tasiast deposits.  Shallow reconnaissance RC drilling across district targets has detected gold mineralization that requires follow-up exploration.  The potential to delineate additional resources both at the Tasiast mine and the district targets is considered good.  Some of these district targets are described below.

Drilling has encountered encouraging gold results at the C67 and Charlize targets, located 5 km north and 15 km south of Tasiast, respectively. At the Charlize targets, mineralization occurs near the surface in banded iron formation (BIF) rocks that are part of the same mineralized BIF sequence further north at Tasiast.

Gold mineralization at C67 is hosted by sheared and veined mafic metavolcanic rocks and by quartz diorites that may be intrusive into the metavolcanics. The gold is associated with quartz-carbonate veins that formed during the late stages of shearing. Besides quartz and carbonates, the vein mineralogy consists of pyrrhotite, pyrite, biotite and locally tourmaline. Pyrrhotite is generally more abundant than pyrite where significant gold grades are present. The structures controlling mineralization are moderately to steeply west-dipping shear zones that define a trend that is parallel to, but to the east of the Tasiast trend.

The Mine area has considerable additional exploration potential as illustrated by the extensive levelled gold in soil anomalies shown Figure 9-1. Several areas have been identified by TMLSA on the current Tasiast permits for near term drill testing. Targeting incorporates all available data sets including satellite imagery (Worldview-2), regional gold-in-soil data, airborne geophysical data (high resolution aeromagnetics and VTEM), regional scale geological maps of two generations, several generations of target scale geological maps, multi-element geochemical data derived from RC drill chips, assay results derived from historical and recent property scale drilling and trenching, reconnaissance geological observations and prospecting.

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Figure 9-1: Levelled Gold in Soil Grid and Drill Hole Locations

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

10.0                DRILLING

The total number of drill holes completed on the Mine totals 11,392 holes (43 RAB, 10,777 RC and 572 core) for an aggregate total of 1,207,147 m.  Resource drilling campaigns completed between 1999 and 2011 comprises 3,748 RC (559,106 m) and 290 core holes (148,125 m) for a total of approximately 707,231 m (Table 10-1, Figure 10-1).

Drill programs were completed primarily by contract drill crews, supervised by geological staff of the project operator.  Where programs are referred to by company name, that company was the project manager at the time of drilling and was responsible for the collection of data.

10.1                Drilling Methods and Equipment

10.1.1             NLSD Drill Programs

NLSD completed three drill campaigns between 1996 and 2000.  This comprised 412 RC holes for 32,463 m (including 43 RAB holes totalling 2,135 m) and 47 core holes for 5,456 m.

Drilling was initially undertaken on 200 m spaced east-west sections with 50 m hole centres on section, to depths of 50 m to 100 m.  Drilling methods were predominantly RC with lesser core drilling (HQ; 63.5 mm core diameter) and included core tails to some RC holes (NQ; 47.6 mm diameter core).

10.1.2             Defiance Drill Programs

From March 1 to June 18, 2003, a total of 303 RC drill holes (25,812 m) were completed on the Piment zone by Defiance.  RC drill holes were drilled in between old NLSD RC holes along drill fences at 25 m spacing along east–west fences.  The majority of the RC drill holes were drilled at an azimuth of 270° (grid orientation) and at an inclination of -60°.  From March 2004 to October 2004, a total of 112 RC holes (8,947 m including four RC pre-collars of four deep core drill holes) were completed on the Piment Zone and to the west (as sterilization of the waste dumps and tailings dam areas).  RC drill hole diameters were 5 5/16”.

From March 1 to May 25, 2003, a total of 29 core drill holes (2,908 m) were completed on Piment Central, Piment South, and Piment North (southern extension) by Defiance.  Core diameter used was HQ3 (61.1 mm core diameter) for 25 of the 29 drill holes, while one core hole (SC062) was drilled utilizing NQ core diameter.  Seven of the core holes were drilled primarily for geotechnical purposes and three vertical PQ3 (83 mm core diameter) drill holes (SC059, SC060 and SC061) were drilled to collect samples for metallurgical test work.

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Table 10-1: Global and Resource Drill Hole Summary

Global Drill Holes - Collar File
		Reverse Circulation *		RC Pre-collar & Diamond Tail		Diamond
Hole_Type	Year	Qty	Meters	Qty	Meters	Qty	Meters
Normandy - La Source	1999	355	28,447	-	-	11	585
Normandy - La Source	2000	57	4,016	-	-	36	4,871
Defiance	2003	303	25,812	-	-	29	2,908
Defiance	2004	112	8,947	4	1,417	-	-
Rio Narcea	2006	9	1,435	-	-	-	-
Rio Narcea-Red Back	2007	299	31,685	1	173	16	1,441
Red Back	2008	1,019	112,759	-	-	24	2,801
Red Back	2009	2,951	204,383	1	300	9	341
Red Back-Kinross	2010	2,906	244,764	80	55,439	75	11,939
Kinross	2011	2,809	289,319	93	64,927	184	104,088	+
Various (Geotech-Met)	1996-2011	-	-	-	-	9	4,349
Subtotal		10,820	951,556	179	122,256	393	133,324

* - includes rotary air blast holes from 1999
+ - re-entered geotech holes and includes 1,869 m of core previously drilled

Resource/Reserve Model Drill Holes - Collar File
		Reverse Circulation		RC Pre-collar with Diamond Tail		Diamond
Hole_Type	Year	Qty	Meters	Qty	Meters	Qty	Meters
Normandy - La Source	1999	218	19,215	-	-	-	-
Normandy - La Source	2000	-	-	-	-	27	3,735
Defiance	2003	286	24,742	4	1,417	17	1,848
Defiance	2004	39	7,091	-	-	-	-
Rio Narcea	2006	-	-	-
Rio Narcea-Red Back	2007	236	24,267	1	173	61	7,611
Red Back	2008	867	97,179	-	-	-	-
Red Back	2009	809	115,591	1	300	-	-
Red Back-Kinross	2010	834	159,193	71	51,297	1	683
Kinross	2011	459	111,828	75	57,113	32	23,946
Subtotal		3,748	559,106	152	110,301	138	37,823

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Figure 10-1: Property Drill Hole Location at Year End 2011

NORTH
450,000mE
480,000mE
2,310,000mN
2,280,000mN
2,250,000mN
10 Km

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From March 2004 to October 2004, four RC holes with core tails totalling 1,417 m were completed on the Piment Zone to check the down-dip extension of the northern Piment Central shoot.

10.1.3             Rio Narcea Drill Programs

During late 2006 and into 2007, Rio Narcea drill programs used an in-house CS2000 drill rig and an RC rig supplied by Drillcorp Sahara.  During the period to 10 August 2007, before Red Back acquired the Tasiast Project, Rio Narcea drilled a total of 147 RC drill holes (16,517 m) and 5 core holes (1,125 m).  The RC drilling was specifically aimed at testing the northern extensions of the Piment Zone and on infill drilling at the West Branch prospect.

10.1.4             2007-Sept 2010 Red Back Mining Drill Programs

Following the acquisition of the Mine, Red Back commenced an aggressive program of RC drilling to fully define the mineral resources in the Piment and West Branch mineralized zones.  Red Back also used a small RC rig to conduct shallow (40 m) open face RC-style drilling on district targets.

In 2010, Red Back initiated a diamond drilling program for deep exploration beyond the depth limit of the RC rigs, metallurgical test work relating to the dump and heap leach potential of the Mine, and for quality control purposes. The majority of holes included RC pre-collars drilled to depths ranging from 200 to 300 m and were tailed with HQ core. From January to September 2010, Red Back completed 175,454 m of RC and 24,120 m of core.

From 2007 to September 2010, Red Back completed a total of 6,174 RC holes totalling 509,200 m and 139 core holes totalling 28,052 m.

10.1.5             Sept 2010-Present TMLSA Drill Programs

TMLSA commenced a ramp up in exploration activity following completion of the Red Back acquisition.

Between 17 September and 31 December 2010, TMLSA completed a further 69,310 m of RC (863 holes) and 43,258 m of core (62 holes; inclusive of RC-pre-collars). The majority of drilling was focussed on the West Branch deposits to expand the mineral resource, test extensions of mineralization and continue with metallurgical test work. The majority of the holes included RC pre-collars drilled to depths ranging from 200 m to 300 m and were tailed with HQ core. Drill rigs used included the following types: Schramm T685WS, EDM2000 RC, EDM2000 core, UDR200, UDR650, UDR1200, Golden Bear 1400, Silver Bear A5, Coretex YDX-1800 and YDX-3L, and LF230.

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During 2011, TMLSA completed a total of 2,809 RC holes (289,319 m) and 277 core holes (169,015 m; inclusive of RC pre-collars).  A total of 15 drills were operating on-site by year end 2011.

10.2                Logging Procedures

For the Defiance, Red Back and TMLSA RC drill programs, a field geologist described the rock chips (dry and wet), and then placed a representative sample into pre-labelled plastic RC chip boxes.  Logging was performed on hard-copy sheets by Defiance and data recorded included drill hole ID, sample number and depth, oxidation state, colour, presence of water, sample weight, lithologies, grain size, structure, alteration, vein types, and sulphide types and percentages. Red Back and TMLSA logging was recorded directly in digital format at the rigs. Data recorded included drill hole ID, sample number and depth, oxidation state, colour, presence of water, and lithologies.  Selected RC holes from the West Branch region have been relogged for alteration and mineralization.

The Defiance, Red Back and TMLSA core logging geologists completed all geological and geotechnical descriptions and these were recorded on separate geological and geotechnical hard copy log sheets.  All geological and geotechnical descriptions were encoded and standard codes were utilized during the program.  Once a core drill hole was completed, the detailed geological and geotechnical core drill logs were then submitted to the Geology Dept. for data input in Microsoft® Excel files.  This procedure was replaced (near the end of 2009) with the current system of digitally recording geological information from core holes into Tough Books computers and uploading these directly into a Century System Geological Database software.  Logging recorded RQD, lithology, oxidation state, structural orientation, mineral association, vein types and density, sulphide types and volume, specific gravity, and point load test (PLT).

Defiance geologists mounted a digital camera on a frame with fluorescent lights for photographing all the core in the boxes. Red Back and TMLSA captured core images under natural light.

10.3                Collar Surveys

Once a RC or DDH hole was completed during the Defiance drill programs, the surveyor would survey the collar with a Geodimeter 510 total station instrument, whereby each measurement was taken on the west side of the collar.  The surveyor would record the X, Y and Z (RL) coordinates digitally for each drill hole.

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During Red Back and TMLSA programs, the surveyor would survey the collar upon completion of the hole using a DGPS. The X, Y and Z (RL) coordinates were digitally recorded and emailed to the database manager.

10.4                Down-hole Surveys

During the Defiance drill programs, down-hole surveys of the drill holes were completed with a Humphries gyroscope due to the strong magnetism of the BIF units.  Down-hole gyroscope measurements for drill holes drilled from 0 to 60 m involved a reading taken at 10 m intervals.  Measurements were taken every 20 m down the hole for drill holes >60 m depth.  The gyroscope was oriented using the Geodimeter total station relative to the local NLSD 2500 E baseline grid.  All of the survey data was digitally acquired, recorded and submitted to Defiance on a weekly basis on floppy diskette by Surtron survey personnel as Excel and Word files.  Defiance geologists would review the raw collar and down-hole survey data for accuracy before uploading to the database.

Down-hole surveys completed during Red Back and TMLSA programs used north seeking gyroscope (continuous and multishot), single shot reflex and Mems gyroscope instruments.  Measurements from the multishot tools were at 5 m intervals.  Survey data was digitally acquired, recorded and submitted to Red Back and TMLSA on a daily basis via email.  The tools were tested and calibrated on a weekly basis from a set station.

10.5                Recovery

Sample recovery for RC drilling in the NLSD campaigns is reported to have been good (Visser et al., 2003).  SRK in 2003 noted that drill core recovery was variable in the oxidized zone and high (90% to 100%) in the fresh rock.

Diamond core recovery from Red Back and Kinross drill programs were collected on all core holes.  Based on 17,718 measurements the average total recovery from core runs (in both oxide and fresh) is 98% and the RQD is greater than 93%.  Measurements from downhole depths below 50 m (approximate oxide-fresh boundary) returned values of 99% and 95% for total recovery and RQD respectively, in comparison to shallower depths where total recovery is 87% and RQD averages 43%.

10.6                Deposit Drilling

The Piment and shallow portion of West Branch deposits have typically been drilled at approximate 25 m x 25 m spacing, whereas the deeper portion (below 430 m vertical) of West Branch has been drilled out at 70 m x 70 m spacing.

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Drill hole inclinations dominantly range between -50° and -75°, azimuths are dominantly 270°, and the mineralized zones dip between 45° and 65° to the east.  Most holes therefore intersect the mineralized zones at a high angle, however the drill hole intercept widths reported for the Mine are not true widths.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

An example of the relationship between true widths, drill intercepts, lithologies and gold grades for intervals in the drill holes is shown on the cross-section included as Figure 7-6.

10.7                Geotechnical, Hydrological and Metallurgical Drilling

For the purposes of identifying potentially suitable locations for mine infrastructure, requiring detailed knowledge of rock mass characteristics and ground water conditions, geomechanical drilling campaigns were conducted across the mine lease.

Hydrological drilling was conducted in the area of the water borefield, to identify sufficient water for processing.

Large diameter core holes were completed to provide sufficient sample for metallurgical test work.

10.8                Comment on Drill Programs

In the opinion of the Qualified Person, the quantity and quality of the lithological, geotechnical, collar and down hole survey data collected in exploration and infill drill programs are sufficient to support mineral resource and mineral reserve estimation as follows:

●	Core logging meets industry standards for gold exploration;

●	Collar surveys have been performed using industry-standard instrumentation;

●	Down hole surveys have been performed using industry-standard instrumentation;

●	Recovery data from core drill programs are acceptable;

●	Geotechnical logging of drill core meets industry standards for open pit operations;

●
Drilling is normally perpendicular to the strike of the mineralization.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths; and

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●
Drill orientations for Tasiast are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area.  Drill orientations are shown in the example cross-section (Figure 7-6), and can be seen to appropriately test the mineralization.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

11.0	SAMPLE COLLECTION, PREPARATION, ANALYSES, AND SECURITY

Project staff of the operator at the time was typically responsible for the following:

●      Sample collection;

●      Core splitting;

●      Delivery of samples to the analytical laboratory;

●      Density (specific gravity) determinations;

●      Sample storage; and

●      Sample security.

11.1	Sampling Method and Approach

11.1.1	Geochemical and Trench Sampling

As the geochemical and trench data have been superseded by information from drilling and mining operations, these sample types are not discussed further in the Technical Report. This information is not relied on for use in geological modeling or resource estimations.

11.1.2	NLSD

Little information has been kept or is available regarding drilling procedures used in this drilling by NLSD.

11.1.3	2003-2004 Defiance and 2007 Rio Narcea

RC Sampling

All of the RC holes were sampled at one-metre intervals and each sample was collected in a large plastic sample bag that was held below the cyclone spigot by a drill helper.  All samples were sent for assay except those that originated from the non-mineralized hangingwall at the start of each hole. To avoid sample contamination after a drill run was completed, blow-backs were carried out at the end of each 6.0 m run by the driller whereby the percussion bit was lifted off the bottom of the hole and the hole was blown clean.  When water was encountered in the hole, the driller would dry out the hole by increasing air pressure into the hole and lifting and lowering the rods prior to continuing the drilling.

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Throughout the Defiance RC drill program, logging of all RC drill holes was conducted by the field geologist at the drill site.  After each drilled 1.0 m interval, the sample was weighed, sieved and split to give a 2 kg to 3 kg sample for analysis.

 A representative sub-sample for geological logging was collected from the large sample bag by spearing a small diameter PVC pipe into the bag and emptying the contents of the PVC pipe into a hand sieve.

At the end of each day or at the completion of a RC hole, calico sample bags for RC drill holes completed that day were loaded onto a 4x4 pick-up truck by the field geologist and then delivered directly to the on-site sample preparation laboratory.  Once the samples were unloaded from the pick-up truck and both the field geologist and lab technician confirmed receipt of all calico sample bags, the field geologist then registered the sample number sequence in the database.

Diamond Drill Core Sampling

Upon completion of geological and geotechnical core logging of a diamond drill hole, Defiance’s core logging geologist identified the sections of core to be sampled and analysed for gold. Once identified, the core-logging geologist measured and marked out the sample intervals onto the uncut core down the right hand side of the orientation line.  Individual sample intervals were recorded onto a core-sampling sheet.  The core was sampled according to lithological boundaries and vein widths, but the maximum sample interval did not exceed 1.50 m in length.

At the core cutting facility the drill core boxes were stacked in ascending order so as to avoid sampling mix-ups.  The core was cut on the orientation line marked by the geologist and the right hand side of the core (looking down hole) was placed in a numbered calico bag.

Once the core for a drill hole was cut and sampled, the core cutter and the core logging geologist then delivered the samples, with the core sampling sheet, to the preparation laboratory technician for sample preparation.

11.1.4	Red Back and TMLSA

RC Sampling Procedure

To minimize down-the-hole deviation, RC drilling is conducted with contract single and multi-purpose rigs using a standard 5½” face sampling hammer leading a 4½” rod string.

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The entire sample is collected in a large plastic bag tightly clamped onto the cyclone base. The entire length of each RC hole is sampled. A one-meter sample length is used in all holes. Dry samples, of nominal 20 to 25 kg weight, are reduced in size by riffle splitting using a three stage Jones riffle splitter to about three to four kilograms, and then placed in pre-numbered sample bags for dispatch to the assay laboratory. A record is made at the drill site of the sample identity numbers and corresponding intervals, and this is also recorded in the geological log.

DH Sampling Procedure

For diamond drilling, core was transported from the drill rigs to the core facility where geological and geotechnical core logging was completed. The geologist marked one-metre intervals and orientation lines (bottom of hole) along the core axis for core cutting.  A record was made at the core facility of the sample identity numbers and corresponding intervals.  At the core cutting facility the drill core boxes were stacked in ascending order so as to avoid sampling mix-ups.  The core was cut on the metre and orientation lines and the left hand side of the core looking down-hole is placed in a numbered plastic bag with sample ticket.

Once the core for a drill hole was cut, sampled and bag sealed, the core was then stored in a secure area (either locked 40 foot shipping container or fenced off area) for sample dispatch.

Quality Assurance/Quality Control (QA/QC) Sampling Procedure

Routine analytical sample ‘Field Duplicates’ are collected every 20th sample, and submitted in blind sequence after every 20th and 21st interval of the sample stream. For RC samples a further representative triplicate sample was routinely collected every 60th original sample in the sequence and retained for later submission to a 3rd party, independent referee laboratory. Analytical ‘Blanks’ are inserted every 20th original sample and are taken from barren dune sand collected form a source distant from the mine.  GANNET, ROCKLABS and GEOSTATS certified reference material also known as standard reference material (SRM) in pulp form were selected based on certain ‘resource thresholds’ and inserted as standards every 20th sample.  All QA/QC samples are inserted by the rig geologist at the rig.  Grades of standards to be used are selected by the senior geologist and provided to the rig geologist in his rig box.  TMLSA submit 16% routine QC samples within the sample stream. Holes are submitted by the rig geologist direct to the on-site lab as individual batch jobs or dispatched from site to Mali, Burkina Faso and South African labs.

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In contrast to Defiance and Rio Narcea, Red Back/TMLSA routinely sampled every metre drilled for RC and selectively sample diamond holes based on visual evidence of alteration and mineralization.

11.1.5	Density/Specific Gravity

The results from 1,699 bulk density determinations completed by NLSD at Tasiast during previous drilling programs are available.  The origin of the sample, its borehole number and sample depth was entered as an individual MS Access database file into NLSD’s project database.  However, information on the sample size/length, lithology and oxidation state was not recorded in the NLSD database.  The bulk density measurement for each NLSD sample was derived by using the Weight in Air/Weight in Water (Archimedes) method.  The oxidized core samples were sealed with molten wax and re-weighed to determine the weight of the paraffin coating, prior to weighing in water.  The bulk density determinations were done on short (5 cm), half core specimens, taken at close intervals.  The NLSD bulk density data were collected from one core hole in the Piment South area and from 13 core holes from the Piment Central area.

A total of 131 bulk density measurements were carried out on lengths of complete drill core by Defiance during their programs.  Density determinations were undertaken prior to core sawing on 131 samples of about 8 cm to 15 cm in length and of both HQ and HQ3 diameter.  The water displacement method was used.

Since 2008 to December 2011 Red Back and TMLSA completed 24,702 specific gravity determinations of bulk density (BD) using the Archimedes method. The samples were selected to provide a representative suite of densities covering all major lithology types and from all oxidation levels. This data was used in conjunction with 3-dimensional geological modeling and a remodeling of oxidation surfaces based on re-logging of all Red Back/TMLSA drill holes.

Initial Red Back and TMLSA density determinations were done using wax coated samples for both oxide and primary material. This procedure was changed to using uncoated core samples for only primary material to speed up the test work. Duplicate test with one wax coated sample for every lithology per hole is done to check on any bias between the data pairs. And about 650 duplicate tests have been done to end of December 2011. Initial analysis of the check samples shows very good agreement between the un-coated and coated density values. The difference is about 1% for 90% of the data pairs which is not expected to cause any material change in the resource density values.

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11.2	Analytical Laboratories

Sample preparation was undertaken on site by NLSD staff during their drill programs.  Analytical laboratories used were the BRGM laboratory in Orleans, France and the OMAC laboratory in Ireland.  QA/QC was undertaken by Genalysis Laboratories in Perth, Australia, and SGS Laboratories in France.  Laboratory accreditations at the time are not known; all analytical laboratories were independent of NLSD.

During Defiance’s RC and diamond drill programs, the analytical work was carried out by SGS Analabs in Kayes, Mali and by Abilabs located in Bamako, Mali.  Analabs is an ISO accredited laboratory whereas Abilab is not ISO accredited.  The laboratories were independent of Defiance.

Following Red Back’s acquisition of the Tasiast deposit in August 2007, an on-site SGS Analabs assay facility became operational.  Prior to that time, samples had been prepared on site by Red Back staff under supervision of senior geological staff.  All drill samples since 2007 have been prepared and analysed under contract by SGS on site and by SGS Analabs in Kayes, Mali, SGS Analabs in Morilla, Mali, and SGS in Ouagadougou, Burkina Faso.  Laboratories were independent of Red Back.  The two SGS laboratories hold ISO:9000 accreditations.

In December 2010 SGS constructed and commissioned a mobile sample preparation facility in Nouakchott, Mauritania, and selected samples were submitted to the facility for preparation. In late 2011, a new on-site SGS preparation and assay laboratory was commissioned at Tasiast with a capacity of up to 2,000 samples per day, and the mobile preparation facility was relocated to site.

11.3	Sample Preparation

Midas, Defiance, and Rio Narcea RC drill sample preparation involved the entire RC calico sample bag which was oven-dried for 24 hours, and then weighed prior to pulverization of the entire 2 kg to 3 kg sub sample using a Labtecnics  LM5 mill.  Each core sample was crushed to -10 mm in a jaw crusher and the entire sample was pulverized to P90 -75 µm using a Labtecnics LM5 mill.  Barren dune sand was used to clean the bowls after every sample.  The pulverized material was sampled using a spatula and two 120 g pulp sub-splits were then taken, one packet was prepared for shipment to the assay laboratory and one packet remained on site for future checks.  Blanks of dune sand and certified reference materials were added at this stage.

Sample pulp shipments were carried out on a weekly basis, with samples packed in wooden boxes.  The sample preparation laboratory manager completed a sample submission sheet, the original of which was placed inside the boxes, and then the boxes were secured and transported to Nouakchott, where Mauritanian Customs clearance was completed prior to shipment.  The samples were then shipped by air freight to SGS Analabs.

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At SGS Tasiast and SGS Nouakchott, the entire RC and core sample was oven-dried for 24 hours in a cleaned metal dish, weighed and then crushed to 75% passing -2 mm.  At SGS Tasiast a 1.5 kg sub-sample was split using a Jones riffle splitter and pulverized in a Labtech Essa LM2 ring pulverizer using a 2 kg bowl to 85% passing -75 µm.  At SGS Nouakchott the sample is split once using a using a Jones riffle splitter and pulverized in a Labtech Essa LM2 ring pulverizer using a 2 kg bowl to 85% passing -75 µm.  Both labs took 200 g subsample for Au fire assay.

At the new SGS Tasiast laboratory and relocated mobile sample preparation facility the procedure for sample analysis remains unchanged. However sub-sample size at the Tasiast lab has been increased to 2.0 kg to improve on precision of results.

For RC and core samples processed by SGS Analabs in Kayes, samples were stockpiled in a secure area within the Tasiast core facility and collected by a truck contracted by either Analabs or TMLSA for shipment to Kayes.  The samples were enclosed and secured in a large tarpaulin and transported directly from site to the lab.  The entire core and RC sample is oven-dried for 24 hours, and then weighed prior to pulverization.  Samples are crushed to 75% passing -2 mm and two 1.5 kg sub sample are split using a Jones riffle splitter and pulverized in a Labtechnics LM2 ring pulverizer using a 2 kg bowl to 85% passing -75 µm. These two pulps are recombined prior to being subsampled (200 g) for Au fire assay.

11.4	Sample Analysis

For the samples processed by BRGM on behalf of NLSD, the following methods were used:

●	Roasting (77 Phase 1 samples and all Phase 2 samples)

●	Total attack (hydrofluoric acid and aqua regia);

●	Atomic absorption (AA) analysis, detection limit: 20 ppb Au (Phase 1) and 100 ppb Au (Phase 2).

SRK, in 2003, noted that check analysis of 74 Phase 1 samples showed no significant variations between roasted and non-roasted samples.

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OMAC used the following methods on samples processed for NLSD:

●	Ignition / Aqua Regia Digest / MIBK Extraction / AA on 30 g sample; detection limit: 10 ppb Au; 10% repeats.

●
Fire assay (30 g sample): re-analysis of 903 mineralized samples (Phases 1 & 2) + all samples >1 g/t Au and those <1 g/t Au which were included in mineralized intersections (Phases 3 & 4); detection limit: 10 ppb Au.

All of the sample pulps from the Midas, Defiance and Rio Narcea drill programs were analysed for gold using a 50 g fire assay with an atomic absorption spectroscopy (AAS) finish at both laboratories.  The Analabs 50 g fire assay/AAS method (FA50) has a lower detection limit of 0.005 g/t Au; Abilabs’ lower detection limit is 0.010 g/t Au.

Analabs routinely ran random check assays in all batches.  However, when the laboratory was notified of possible samples containing high values of gold for the core samples, Analabs carried out a fire assay/AAS method, with repeats in some case, as well as fire assay/gravimetric analysis for samples grading greater than 5.00 g/t Au.  Analabs also provided Defiance with its internal QA/QC data during the analysis period.

For Red Back and TMLSA samples, sample pulps were analysed for gold using a 50 g fire assay with an AAS finish with a detection limit of 0.01 g/t.

11.5	Quality Assurance and Quality Control

Most of the documented QA/QC cited by SRK in 2003 on NLSD samples related to measurements of the analytical errors through pulp duplicates, where two analytical methods (aqua regia:AAS and Fire assaying:FA) are compared.  No significant problem was detected.  In early 2003 a total of 429 pulp samples, collected by staff from TML and representing close to 10% of the mineralized samples within the wireframed resources, along with 54 standards (of values 0.5, 1.66 and 3.22 g/t) and 18 blanks were re-assayed by Genalysis.  SRK noted that the Genalysis results compared well with the database and standards and blanks were assayed within acceptable limits.

For the Defiance and Rio Narcea drill programs, a total of 21,686 RC sample pulps, including field duplicates, blanks and standards, and 904 DDH core sample pulps, including field duplicates, blanks and standards, were shipped in 16 batches, of which 14 went to Analabs and two went to Abilabs.  Included within these sample batches were a total of 774 field duplicate samples, each one being a second split from a 1 m interval field sample bag, and 1,136 preparation duplicates, each one being a second split from the pulverized RC and core sample at the preparation laboratory.

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The analytical QA/QC program implemented by Defiance was monitored by the routine submission of commercial standard reference materials (SRMs) purchased from Gannet Holdings Pty. Ltd. of South Perth, Western Australia.  SRMs were inserted at every 20th sample and an internally prepared coarse blank sand inserted at every 10th sample within the RC and core sample stream.  Field duplicates were collected by the field geologist after the completion of each RC hole and the number of field duplicates on a per RC hole basis was dependent on the length of the hole or equivalent to every 20th sample.  Preparation duplicates were selected for every 20th sample number in a sequence and submitted as a separate sample number series on a per batch basis.

Red Back and TMLSA procedures for insertion of field duplicate, blank and SRM are described in Section 11.1.4.

TMLSA commenced a systematic process for analysis of ‘Prep Duplicates’ and ‘Pulp Duplicates’ from mid-2011. The duplicates are collected every 20th sample within intervals of visual mineralization and resubmitted blind to the lab. In addition from August 2011 other initiatives TMLSA implemented for QA/QC measures included using the standard deviation of the mean value for the standard reference material (previously ±10% of mean value), rules for batch pass and failures, and a log of all errors.

In 2011, TMLSA engaged an independent consultant to provide a regular review of the QA/QC data.  Issues identified during the early review in September 2011 (Heberlein, 2011a), such as switched standards and standard identification, have been corrected and control actions implemented.  Other issues, such as analytical repeatability over time, are still being addressed.

11.6	Sample Storage

Sample pulps are returned from the lab in plastic vials or sealed paper envelopes, and these are stored in sealed containers at site.  The majority of historic coarse reject samples were not stored, but TMLSA has commenced storing selected mineralized coarse reject material.  The remaining half of the drill core is well stored in stacked wooden trays referenced by hole identification number and interval length.  Some core intervals have been totally sampled for metallurgical or check (umpire) sampling.

11.7	Sample Security

Following TMLSA' acquisition of the Mine in September 2010, all drill samples collected are under direct supervision of Project staff from the drill rig and remained within the custody of staff up to the moment the samples were delivered to laboratory  or placed on contracted trucks for delivery to the Mali laboratory. Samples, including duplicates, blanks and certified reference materials are delivered daily from the drill rig to a secure storage area within the fenced Tasiast core facility.

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Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.

11.8	Comment on Sample Collection, Preparation, Analysis and Security

In the opinion of the Qualified Person, the sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserve estimation and mine planning purposes, based on the following:

●	Data are collected following industry standard sampling protocols;

●	Sampling has been performed in accordance with industry standard practices;

●
Sample intervals in RC and core drilling comprise a maximum of 1.5 m for core and 1 m to 2 m for RC.  Samples are broken at lithological and mineralization changes in the core.  Sample intervals are typical of sample intervals used for gold mineralization in the industry, and are considered to be adequately representative of the true thicknesses of mineralization.  Not all drill material was sampled in early drill programs;

●	The specific gravity determination procedure is consistent with industry-standard procedures;

●	There are sufficient specific gravity determinations to support the specific gravity values utilized in waste and mineralization tonnage interpolations.

●	Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling;

●
Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data.  In general, the drill collar spacing ranges from 25 m x 25 m to 70 m x 70 m;

●
Sample preparation for RC and core samples has followed similar preparation procedures.  These procedures are in line with industry-standard methods, and suitable for the greenstone- and BIF-hosted coarse-gold deposit style;

●
The QA/QC program comprised insertion of blank, duplicate and SRM samples.  The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the RC and core drilling are suitable for inclusion in mineral resource and mineral reserve estimation;

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●
Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.  Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

●	No factors were identified with the drill programs that could affect mineral resource or mineral reserve estimation; and

●	Current sample storage procedures and storage areas are consistent with industry standards.

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12.0	DATA VERIFICATION

A number of verification checks have been performed on data collected from the Mine, either in support of technical reports, or as part of the ongoing studies.

12.1	Verification in Support of Technical Reports

A number of external consultants and consultancies have reviewed data, and made recommendations for future work.

12.1.1	SRK, 2003

SRK reviewed the data available in 2003, as part of supporting documentation for the acquisition of Midas by Geomaque, and commented:

●
Although SRK was not involved in the selection and collection of the check samples, the documentation supplied by [Midas] which includes all the analytical results show that the general quality of the sampling/assaying is acceptable and to industry standards;

●
Although the density data originates from a relatively small number of drill holes, there are indications that a single tonnage factor for oxide and for primary, as used in the resource estimates, is a simplification of the true variation with depth.

12.1.2	ACA Howe, 2003, 2007

Howe inspected Defiance’s sample preparation facility, and considered the facility to be reasonably well equipped and maintained, in accordance with acceptable industry standards.

Howe reported that on the recommendations of RSG Global, Midas collected a total of 429 pulp samples of known NLSD drilled mineralized zones in early 2003.  Midas inserted blanks and standards and submitted this sample batch to Genalysis.  The Genalysis results compared well with the NLSD assays and the standards and blanks inserted by Midas assayed within acceptable limits.

A comparison of RC and core duplicate samples indicated no major bias across all grade ranges.  Howe considered that the degree of scatter shown in graphed data was acceptable for resource estimation purposes.  No bias occurred towards the higher-grade original or repeat assays.

A total of 134 one metre interval RC samples from six of Defiance’s RC drill holes and 27 core pulp samples from two Defiance core drill holes were submitted by Howe to ALS Chemex Laboratories in Mississauga, Ontario for check analysis.  Upon review of the results, Howe was of the opinion that its independent check assay results confirmed the presence of gold mineralization at Tasiast.

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12.1.3	SNC-Lavalin, 2004

Defiance selected mineralized intersections from 30 RC holes covering the four mineralized areas of the Piment Zone, which were sent to Canada for metallurgical test work.  SNC-Lavalin (SNC) reviewed the drill hole information on the geological sections prepared by Howe and combined the sampled intersections of several drill holes to obtain nine samples considered to be more or less representative for the various mineralized zones and their high and low gold grades. These samples were sent to SGS Lakefield in Ontario, Canada; an ISO/IEC 17025 accredited laboratory for assay. The comparison of the assay results of the initial samples and those from Lakefield was acceptable and showed a reasonable correlation.

SNC representatives collected eight samples of RC drilling chips that had previously been assayed by Analabs.  These samples were sent to Lakefield for assay.  Results showed that gold was present in the indicated mineralized zones even though the correlation was rather erratic due to the statistically low number of samples.

12.1.4	Red Back, 2008–2010

Red Back conducted an analysis of the available, historical QA/QC data from Defiance and Rio Narcea as part of the February 2008 resource update comparing all historical data with data generated by Red Back as at February 2008.

The following conclusions were noted (Stuart, 2008):

●
Globally, all of the laboratories used to compile the Tasiast resource have reported the ore grade standards well.  On average, 85% of the six +1.5 g/t Au internationally-accredited standard reference materials (SRMs) submitted reported to within an accuracy of +/-10%.  The historical pre-Red Back database reported 86%.  The Red Back database reported 84%;

●
A minor negative bias was repeated in each of the standards tested at each of the laboratories.  The negative direction of the standards bias, however, results in a degree of conservatism in the assays reported;

●
The <1.0 g/t Au standards performed less well with a range of 67% to 75% of the standards submitted reporting to within +/-10%.  The poorer precision and accuracy of the QA/QC data below 1.0 g/t Au is evident across the whole of the resource timeframe;

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●
Both routine Red Back and pre-Red Back blank submissions performed well, exhibiting only a minor low level <50 ppb Au cross-contamination.  Evidence suggests a component of poor blank selection may have contributed to the Red Back higher bias and was noted for further attention;

●
The total operational precision (TOP) achieved by Red Back, demonstrated by a percent Median Absolute Half Difference (%MAHD) = ±14% of resource grade assays >0.2 g/t Au, is generally within acceptable limits of a coarse gold deposit such Tasiast.  The coarse gold nature of the deposit is apparent within the range of errors expressed by the 90th percentile Absolute Half Difference (AHD) = ± 58%;

●
While analysing the historical pre-Red Back duplicate data it was observed that the historical resource data reported similar “nuggetty” duplicate assaying, closely comparative to the RBK data with %MAHD = ±14% and a P90 AHD = ± 50% >0.2 g/t Au.  The datasets have equivalent coarse gold features and equivalent assaying precision;

●
The imprecision consequent of coarse gold is evident across the entire Tasiast grade profile from 0.2 g/t Au to 10 g/t Au.  Clustering of “nuggetty assaying” is often observed in mesothermal greenschist facies, epigenetic, structurally-controlled deposits at the high-grade end of the profile due to the coarse gold being hosted dominantly in the quartz vein materials, the gold being finer, and closer to sulphide lattice within the disseminated selvages; and

●
Red Back considered the extant of the assay data included in the Tasiast resource data to be accurate and precise to within the inherent, natural coarse grade variation observed in the grade profile of this structurally controlled, sub-amphibolite, BIF-hosted style of gold mineralization.

Review of the blank, duplicate and SRM submissions in 2009 and 2010 indicated no significant errors or biases in the analytical data.  Prior to late 2009 the majority of the field duplicate analyses completed were from non-Greenschist mineralisation styles, e.g. Piment iron-formation and West Branch footwall.  A total of 16,907 (2009) and 15,929 (2010) QA/QC samples were blindly inserted as part of the routine sample preparation and were submitted for analysis.  Red Back concluded that the QA/QC data reported was of industry accepted standards and the assay data was considered reliable for inclusion in the December 2008, 2009 and 2010 resource estimations.

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12.2	TMLSA

The data presented below covers all QA/QC data for 2011. In 2011 a total of 22,525 QA/QC samples including standards (STD), blank (BLK) and field duplicates (FDups) were submitted routinely and blindly to the labs with resource related submissions. TMLSA maintained 10% total QC through the sample stream.  Due to the volume of samples, five different laboratories, namely SGS Kayes and SGS Morilla in Mali, SGS Tasiast in Mauritania, ALS Ouagadougou in Burkina Faso and ALS Johannesburg in South Africa were used for the sample analysis.  Table 12-1 presents the summary statistics of sample types submitted to the various laboratories for analysis.

Table 12-1: 2011 QA/QC Samples by Laboratory

Laboratory	Sample Type	Samples Submitted	IS	LNS	Au < 0.1g/t	Gross Error (HARD > 75%)	Samples for Analysis
ALS JHB	Standard	291	-	-	-	1	290
	Blanks	300	-	-	-	-	300
	RC Duplicate	141	-	-	89	2	50
	Core Duplicate	156	-	-	113	1	42
ALS Ouaga	Standard	308	-	-	-	-	308
	Blanks	316	-	-	-	-	316
	RC Duplicate	52	-	-	37	-	15
	Core Duplicate	252	-	-	225	2	25
SGS Kayes	Standard	3,593	-	16	-	7	3,570
	Blanks	3,638	-	-	-	-	3,638
	RC Duplicate	2,835	-	2	2,273	8	552
	Core Duplicate	629	-	1	466	3	159
SGS Morila	Standard	1,763	-	-	-	5	1,758
	Blanks	1,828	-	-	-		1,828
	RC Duplicate	1,347	-	-	1,055	3	289
	Core Duplicate	253	-	-	167	3	83
SGS Ouaga	Standard	572	1	1	-	-	570
	Blanks	598	-	-	-	-	598
	RC Duplicate	157	-	1	131	-	25
	Core Duplicate	202	-	-	128	1	73
SGS TML	Standard	1,104	12	15	-	2	1,075
	Blanks	1,101	-	-	-	-	1,101
	RC Duplicate	759	-	3	639	4	113
	Core Duplicate	330	-	-	226	4	100
Total	Standard	7,631	13	32	-	15	7,571
	Blanks	7,781	-	-	-	-	7,781
	RC Duplicate	5,291	-	6	4,224	17	1,044
	Core Duplicate	1,822	-	1	1,325	14	482

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Table 12-2 presents the data used for the 2011 QA/QC analysis after results that are likely to cause bias in the analysis have been removed.  Assay results that were excluded in the QA/QC analysis are as follows:

● IS - insufficient samples with assigned values of -1 in the assay results.

● LNS - listed not received samples with assigned values of -2 in the assay results.

● Samples with Au values below the resource threshold of 0.1 g/t Au were excluded in the Half Absolute Relative Difference (HARD) analysis for the duplicate data pairs because it has not got much relevance to the potential limit of economic mineralization.

● Assay pairs involving standards and duplicates with unrelated results were considered as results with gross errors. The threshold for assays with gross errors was fixed at HARD value of ±75%. Assay pairs (standards and duplicates) with values greater than this threshold were excluded from the QA/QC analysis.

Table 12-2: 2011 QA/QC Samples Analysed by Laboratory

Laboratory	Standard	Blank	RC Duplicate	Core Duplicate
ALS JHB	290	300	50	42
ALS Ouaga	308	316	15	25
SGS Kayes	3,570	3,638	552	159
SGS Morila	1,758	1,828	289	83
SGS Ouaga	570	598	25	73
SGS TML	1,075	1,101	113	100
Total	7,571	7,781	1,044	482

Each standard is rated on how accurately the lab has reported its value.  Results of the standards are assessed against the inner (±2 x standard deviation) and outer limits (±3 x standard deviation). The blanks are also expected not to report above 0.05 g/t Au. Standards and blanks that failed accuracy controls were requested to be re-analysed where a material impact on the reported results was considered. A precision analysis is conducted on the duplicates. Precision is defined as the level of error obtained at the 90th percentile in order to reproduce a sample or data.

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Table 12-3: 2011 Resource QA/QC Results

Laboratory	TOTAL QA/QC	STD within +/- 2δ	STD within +/- 3δ	BLANK <50ppb	RC FDUP MAHD P50	RC FDUP MAHD P90	Core FDUP MAHD P50	Core FDUP MAHD P90
ALS JHB	579	86%	86%	96%	15%	48%	26%	63%
ALS Ouaga	624	96%	96%	99%	18%	41%	25%	55%
SGS Kayes	7,208	98%	98%	100%	16%	45%	25%	58%
SGS Morila	3,586	99%	99%	99%	11%	42%	32%	62%
SGS Ouaga	1,168	94%	94%	94%	14%	32%	21%	55%
SGS TML	2,176	92%	92%	98%	15%	50%	29%	53%
Total	15,341	97%	97%	99%	14%	44%	26%	58%

An average accuracy of 97% was achieved for the internationally accredited SRM standards (Table 12-3).  This implies that 97 % of the total SRM samples submitted to the various laboratories reported within acceptable limit ±2 standard deviation, a significant improvement over the 2010 average of 89%.  Routine field blank samples submitted to the various labs reported about 99 % of the samples below 0.05 g/t Au.

The few deviations in the standards were mainly due to failed standards and swapping of identification numbers. Deviations in the blanks are related with low level cross contamination in the laboratories and sample switches. Example charts showing deviations in standards (Standard G305-2) and blanks plotting as spikes are presented in Figures 12-1 and 12-2, respectively.

The TOP of the duplicates as expressed by a 50th %MAHD is between ±13.5% and ±17.6% for RC duplicates and between ±21.0% and ±31.6% for core duplicates for resource grade assays >0.1 g/t Au and is somewhat within acceptable industry limits for coarse gold deposit.  Values for field duplicate core samples are on the high side and this is possibly a reflection of the decrease in sample homogeneity in moving from RC to core sample.

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Figure 12-1: Standard Control Plot for Standard G305-2 Results from SGS Kayes.

The coarse nature of Au in the deposit expressed within the greater spread of the errors at the 90th percentile HARD is on average ±44% for RC duplicates and ±58% for core duplicates for the labs. The 90th percentiles for the individual labs are shown in Table 12-3.  TOP sampling precision of P90 ±44% is reasonable for mesothermal, coarse, quartz-veined, gold deposits as the accepted industry limit for this kind of deposit is expected to be between ±40% to ±50%.  The TOP sampling precision for core (P90 ±58%) represents some percentage points increase over the expected upper limit of ±50% and is most probably due to smaller amount of data (482) and the decrease in sample homogeneity in moving from RC to core sample.  Additional factors that may be contributing to the poor reproducibility include possible sample swaps, overly coarse crushed sample and poor homogenization of the crushed sample (Heberlein, 2012).

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Figure 12-2: Blank Control Plot for Blank Results from SGS Kayes.

12.2.1	Database

Red Back and TMLSA import and store drill related data in a Century database management system (CDMS) under the supervision of an experienced on-site database manager. All drill data has been imported into this system and has been re-validated. The drill data for resource estimation purposes was exported as comma delimited ASCII files. The CDMS was also used to generate monthly, quarterly and yearly QA/QC reports.

TMLSA completed a 5% comparison of the imported assay values in the resource database to those from the assay certificates.  The analysis included 53,469 samples from 235 holes indicated no major issues were identified.  Minor issues noted were samples in the database as not received at the lab but with no corresponding certificate (4 samples) or with values in the certificate (7 samples).  Eleven samples in the analysis had database assays values not corresponding to the certificates and were from failed batches assay.  Proper labelling of failed batches and re-analysed batches has been recommended as part of ongoing quality control checks.

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12.2.2	Twin Holes

In 2010 and 2011 TMLSA also twinned three RC holes from the Greenschist zone.  In 2010, two twin holes were completed on the lower portion of the Greenschist zone to test for due diligence and variability between RC and core drilling.  Results from the work returned a strong to acceptable correlation between mineralized intervals in the RC and core holes.  The purpose of the 2011 hole that was drilled shallow in the Greenschist zone is to improve understanding of any potential sampling differences between RC and core material.  Geological logs between the core and RC drilled in the shallow portion of the zone returned similar data with lithological units within expectations.  Assay results from the twin hole were not available at the time of the report and additional holes are planned for 2012 to further improve understanding.

12.3	Comment on Data Verification

The process of data verification for the Mine has been performed by TMLSA, Red Back, and personnel of precursor companies, and external consultancies contracted by those companies.

The Qualified Person, who relies upon this work, has reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Mine adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in mineral resource and mineral reserve estimation.

Data used to support mineral resource and mineral reserve estimates have been subjected to validation, using inbuilt software program triggers that automatically check data for a range of data entry errors.  Verification checks on surveys, collar coordinates, lithology, and assay data have also been conducted.  The checks are appropriate, and consistent with industry standards.

Ongoing sample preparation and analytical work is recommended to obtain more acceptable precision from the duplicate samples.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Mineralogy

The Tasiast mineralization is free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008 initially treating oxide banded iron formation hosted ore yielding a typical gold recovery of 93%. Gold recovery from fresh ore, which forms an increasing portion of the mill feed since 2010, is at or near 90%. A proportion of the gold is coarse and responds well to gravity concentration. Gold mineralization is associated with structurally controlled faults and shears, quartz-veining and silica-flooding. Gold grains observed in the exploration core holes are seen in isolated grains in quartz veins and are closely associated with pyrrhotite. The mineralization has relatively low levels of sulphides approximately 1% to 5% S, predominantly represented by pyrrhotite and to lesser extents pyrite, arsenopyrite, and chalcopyrite. Other metal contents are low such as silver approximately 1 ppm to 2 ppm, copper approximately 100 ppm, arsenic approximately 10 ppm and very low levels of mercury, less than 0.3 ppm Hg.

13.2	Feasibility Stage Metallurgical Test work

Feasibility stage metallurgical test work in 2003 to 2004 was carried out by SGS Lakefield and its subsidiary A.R. MacPherson Consultants Ltd., under the supervision of SNC.

13.2.1	Grinding Mill Circuit Design

Grinding tests carried out by an SGS Lakefield subsidiary indicated an optimum grind of 80% passing 170 mesh to obtain over 95% gold extraction.  A conventional semi-autogenous grinding (SAG) mill and ball mill circuit was developed, with the SAG mill sized on the basis of results for primary material while the oxide mineralization dictated the ball mill size.  The introduction of a crusher to give an SABC (SAG/ball mill/ pebble crusher) configuration was recommended to handle primary material.

13.2.2	Magnetic Separation

Magnetic separation tests were performed by SGS Lakefield on samples containing significant quantities of magnetite to test the feasibility of rejecting a low-grade magnetic stream at coarse size.  Magnetic separation showed poor selectivity with respect to gold.  Based on the results, magnetic separation was judged impractical.

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13.2.3	Gravity Separation

In addition to gold associated with fine particles, the Tasiast deposit contains coarse gold, which can be recovered by gravity concentration.  An average recovery of 22.6% (range 4% to 42%) was obtained when the samples were treated in a laboratory Knelson concentrator with the gravity concentrate being further upgraded on a Mozley mineral separator.  Based on the results, it was proposed that a 48” Knelson concentrator followed by a vibrating table be used to recover coarser gold directly from the grinding circuit.

13.2.4	Cyanidation

Cyanidation test work using bottle rolls was conducted to determine gold extraction, gold recovery and reagent consumption.  The tests were carried out with and without activated carbon and with and without pre-aeration.

Initial work indicated pre-aeration before cyanidation to be beneficial but further work demonstrated that the combined effect of gravity concentration followed by carbon-in-leach (CIL) was equal or superior to the effect of pre-leaching followed by carbon-in-pulp (CIP).  The use of the former allowed a reduction in the number of tanks compared to pre-aeration/CIP.

All samples when ground to an 80% passing size of 90 µm gave an overall gold recovery of 95% or higher when subjected to gravity concentration followed by cyanidation of the gravity tailings.

A cyanide contact time of 36 hours gave significantly higher recoveries than one of 24 hours: compared to the 36 hour results, extending the contact time to 48 hours gave improved recovery ranging from 0.1% to 1.4% in half of the six tests and poorer results ranging from 0.7% to 3.9% in the other half.

Generally, the results of cyanidation tests conducted in saline water from site showed little difference when compared to those obtained when the same samples were tested under identical conditions using tap water.  However, as might be expected, the use of saline water resulted in a slight increased consumption of reagents, the average cyanide consumption rising from 0.28 kg/t to 0.39 kg/t while that of lime rose from 0.69 kg/t to 0.97 kg/t

Based on the results, a CIL circuit with a retention time of 36 hours and without pre-aeration was proposed and consumption rates of cyanide and lime were estimated.

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13.2.5	Elution (Carbon Stripping and Regeneration)

The effect of saline water on gold elution from loaded carbon was evaluated by conducting two exploratory tests, one using deionized water (DIW) for the eluant make up, and the other using saline water from the site.  Elution with a strip solution of sodium hydroxide and sodium cyanide dissolved in saline water unexpectedly proved more efficient than the same solution prepared with deionized water, but it was proposed that deionized water be used since a white precipitate, which could result in serious scaling problems in the plant, was formed on addition of reagents to the saline water.

13.2.6	Cyanide Destruction

Two super-composites were prepared to generate sufficient slurry to perform cyanide destruction tests.  The destruction process used the chemical reaction for the oxidation of weak-acid dissociable cyanide using sodium metabisulphite and air, a reaction catalyzed by the presence of copper.  The test work by SGS Lakefield showed that cyanide concentration in the tailings slurry could be reduced to 1 mg/L CNWAD.  The general guideline from the International Cyanide Management Code (ICMC) specifies that a concentration of <50 mg/L CNWAD is acceptable.

13.2.7	Thickening – Cyclone Underflow

Tests by SGS Lakefield showed that the oxide sample required a much larger surface area for thickening than that for primary material, and the ultimate densities achieved on this type of mineralization were fairly low.  Neither pH nor salinity had any significant effect on thickener performance.

13.2.8	Filtration

Vacuum filtration tests were performed on the fresh thickener underflow slurries of both super-composites.  Results showed a very large filter area would be required to treat oxide material, and filtration was therefore judged to be impractical for the Mine.

13.2.9	Thickening – Tailings

Tests by SGS Lakefield on fresh slurry samples obtained from cyanide destruction tests showed that oxide mineralization required a thickener with a very large area to achieve a density of only 51% to 52% solids, whereas the same thickener applied to primary material would produce a final tailing density of nearly 70% solids.  Given the poor filtration test results on oxide material, in an attempt to maximize the recovery of water prior to disposal, Defiance requested Outokumpu to determine the thickener properties of Tasiast tailings with high rate and paste thickeners.  The oxide material achieved lower underflow densities with the high rate thickener and did not react as expected in the paste thickener.  The maximum underflow density achieved was only 53% solids.

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Based on the poor results with the oxide mineralization, the possibility of installing a tailings thickener to increase tailings density and permit water recirculation was eliminated.

13.3	Operation Stage Metallurgical Test work

In November 2008 Kappes, Cassiday & Associates (KCA) visited site and carried out a review of applicable metallurgical test work performed at site to establish the gold recovery that could be achieved from oxide material using a conventional run-of mine (ROM) dump leaching method.

The test work focused on lower-grade material, i.e. material which was below the economic cut-off grade for the CIL mill circuit, and which had to be mined.  The oxide portion of this lower-grade material was proposed to be moved directly to a conventionally-designed dump leach pad to recover the cyanide soluble gold via leaching.

The test work samples originated from the Piment South South (PSS), Piment South North (PSN) and the Piment Central (PC) mine areas. The dump leach material constitutes a low-grade "halo" that typically is located adjacent to or in association with the higher grade mineralized zones that are being mined for feed to the CIL mill.  The mineralized zones are hosted predominantly in banded iron-formation or banded iron-formation/greenstone lithologies.

A number of column tests and two larger scale simulated run of mine (ROM) dump leach field trials or pilot tests were carried out by Red Back at site.  The metallurgical tests confirmed that the low-grade mineralized portions of the lithologies tested would respond well to ROM dump-type leaching.

In KCA's opinion the ROM pilot test carried out at site on 1,648 t of ROM-type material mined from the PSS area provided confirmation that this type of material is amenable to ROM dump leaching. Based on the available metallurgical test work using this methodology KCA recommended that Red Back used a 75% gold recovery value to forecast the ultimate gold production from the ROM dump leach.

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13.4	West Branch Test work

With the discovery of the West Branch deposit, sampling and metallurgical testing commenced in 2009 and through 2010 to define the metallurgical characteristics of the principal gold hosting mineralization, the Greenschist zone (GST). Samples of fresh mineralization from the Piment zones and West Branch felsic zone were also tested in the same program for comparison. Testing was conducted by AMMTEC and JKTech Pty Ltd in Perth, Australia. The GST zone samples resulted from 8 drill holes through the GST mineralization averaging 65 m true length. The results indicated that all samples yielded high gold extraction averaging 93% with a gravity/CIL process at 90 microns grind. The grinding parameters indicated relatively hard material with average ball mill work index of 14.5, rod mill work index of 19.9 and JK A*b value of 34. The GST samples alone showed similar gold extraction and slightly lower work indices and lower A*b value of 31.5.

Additional testing on the same eight GST samples was conducted in 2011 by AMMTEC to establish optimum grind size, leach time and reagent consumptions when processing in sea water. Results confirmed the 90 micron grind time and 24 hours leaching period. Gold extraction with sea water averaged 92.5% with 24 hours leaching after gravity recovery, though lime consumption increased to 2.1 kg/t compared with typically 0.25 kg/t in tap water testing.

In 2010 and early 2011 an expanded sampling campaign collected mineralized intervals from 45 additional drill holes and provided 74 composites, The samples represented the full strike length of the West Branch GST zone and from 100 m to 700 m vertical depth below surface. The gold content of the composites averaged 2.03 g/t, though a wide range of feed grades was tested to yield a grade/recovery relationship. A larger drill was used to obtain a PQ core sample from the GST zone for grinding tests.

All samples were tested by SGS Lakefield in Lakefield, Ontario. After initial tests by SGS Lakefield to define optimum grind and leach times, the main testing focussed in defining any variability within the deposit. Testing included crushing and grinding determinations, gravity recovery, cyanide leach and CIL extraction, Composite samples were used to examine slurry rheology, cyanide destruction, reagent consumption and carbon loading profiles. Thickening tests and flocculant selection were performed by equipment suppliers.

All tests apart from some initial work used sea water in the leaching process. Samples of sea water from close to Tasiast, plus an artificial blend with similar chemical characteristics, were employed.

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The results of all gold extraction tests indicate a gold recovery of 90% to 93%, varying according to a typical range of feed grades, with a process including grinding to 90 microns, gravity recovery followed by 24 hours leaching/CIL. The average recovery in the program was 92.7%. Adequate thickening and cyanide destruction testing was completed for equipment design. In summary there was no indication of gold extraction variability due to sample location.

Grindability testing was completed by SGS Lakefield on a total of 45 of the 2011 composite samples plus three intervals from the PQ core. The average abrasion index was 0.40, rod and ball mill work indices averaged 14.8 and 13.4 respectively, and the JK A*b value averaged 28.0. A slight increase in hardness parameters was related to depth in the deposit.

Starkey and Associates Inc. completed SAG Design testing on 30 core samples from the 2011 program for confirmation of SAG mill design parameters. The results indicate no significant variability among the 27 small core hole samples and an average of 12.0 kWh/t for the SAG pinion energy. Further work with three samples of the PQ core showed a value of 10.0 kWh/t. Ball mill work index values determined in this program were similar to the SGS results. These results categorize the samples as “moderately hard” and indicate that the material is amenable to processing in a standard SAG mill, ball mill and pebble crushing circuit.

During 2011 a total of 141 samples, representing the various lithologies and a range of locations in the West Branch resource pit shell, were submitted to SGS Lakefield for whole rock analysis, multi-element ICP scan, elemental extraction, acid-base accounting and net acid generation tests.  This work was commissioned as part of environmental studies for waste rock and tailings management.

Jenicke and Johanson tested representative samples from the SGS Lakefield composites in a program to provide design information for stockpile and reclaim systems.

13.5	Heap Leach Testing

Testing of fresh rock mineralization commenced in 2009 to investigate the potential for heap leaching the mineralization which was below mill cut-off grade, based on the successful application of dump leaching to the weathered low grade material.

Initial testing by Wardell Armstrong International of Cornwall, UK, indicated that poor gold extraction levels around 35% could be obtained from the fresh material leached in columns after standard crushing to 11 mm. Comparative column testing by Wardell Armstrong after fine crushing to 9.5 mm in high pressure grinding rolls (HPGR), conducted by KHD Humboldt Wedag, indicated much improved leach extraction at 59% with the same fresh material.

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A second program in 2010 drilled for fresh rock samples to make 30 composites from locations down to about 150 m below surface in both the Piment and West Branch deposits. Samples were submitted for HPGR crushing at KHD and column leached by Wardell Armstrong. Sea water was used in some of the leach tests.

Results of the 2010 program confirm the gold recovery expected after HPGR crushing and column leaching. For the range of lithologies tested, column leach recoveries were in the range of 65% to 72%, except for the West Branch rhyolite zone which indicated over 80%. These tests were conducted with tap water and with leach times generally at 100 to 120 days, Extraction after 60 to 75 days was generally within 5% of the ultimate value. Comparative column tests with similar samples using sea water averaged 59% extraction although are inconclusive since several tests equalled the result with tap water.

A further sampling program aimed at deeper mineralization is currently in progress, to be followed by column leaching testing, with the objective of defining the extraction using sea water and establishing more precise metallurgical design parameters.

13.6	Gold Recoveries

Unit gold recovery estimates for the existing plants are based on metallurgical test work and a review of historical performance. The recovery varies by mineralization type, lithology and treatment method as presented in Table 13-1.

Table 13-1: Metallurgical Recovery by Process

Process	Oxide	Primary
CIL Recovery	93%	91%
DL Recovery*	54% - 75%
Note: * Dependent on lithology

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14.0	MINERAL RESOURCE ESTIMATE

14.1	Mineral Resource

MPR Geological Consultants Pty Ltd (MPR) was contracted by Kinross to update the 31 December 2011 Tasiast mineral resource model based on drilling completed in 2011.  Estimates were prepared to the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards 2010 and CIM Best Practice Guidelines for preparing mineral resources and mineral reserves.

14.1.1	Database

The Tasiast drill hole database is maintained through a Century Systems Database managed on site by the exploration team at Tasiast.

The data set for the December 2011 mineral resource estimate includes all drill hole and assay information available as of 7 December 2011.

14.1.2	Wireframes

Lithologies

Geological wireframes were generated by site geologists using Micromine software.  Sectional interpretations based on 25 m section spacing were wireframed to provide a seamless geological model for the resource area.  Lithological wireframes were used to code the resource blocks by rock type for bulk density calculations and assigning metallurgical recoveries for open pit optimization.

TMLSA geologists also created wireframes to represent barren dikes that cut the Tasiast gold mineralization.  MPR used these wireframes to code blocks in the resource model so no grade would be interpreted.

Logging data was used to interpret the oxidation profiles on cross-sections to produce three dimensional surfaces.  TMLSA provided MPR with a surface that separates the transition material into upper and lower zones based on metallurgical criteria.  Metallurgical test work demonstrated that the upper transition material is amenable to dump leaching and is therefore included with oxide material for modeling purposes.

Mineralization

Within each model area a series of mineralized domains were interpreted and used to constrain the gold mineralization at Tasiast.  The mineralized zones were outlined based on a combination of logged geology, identifying mineralization of similar grade tenor and directional trends seen in the resource composited gold data and, where required, a nominal cut-off grade of 0.1 g/t Au.

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Outlines were digitized on east–west cross-sections on 50 m centres, with points snapped to drill traces in three-dimensions and joined to form three-dimensional wireframes.

Table 14-1 lists the domain identifier used in the resource model with its respective block model and domain description.

Table 14-1: Tasiast Resource Modeling Domains

Block Model	Domain	Description
Western Branch	1	Peripheral weakly/barren mineralized zones
	2	Footwall BIM/BIF
	3	Footwall SVC Zone
	4	Central FVC Zone South
	5	Central FVC Zone North
	6	GST Main Zone
	7	Southern GST Zone
	8	Hangingwall FVC Zone
	9	Hangingwall BIM/BIF
Piment	0	Peripheral weakly/barren mineralized zones
	1	Footwall SVC Zone (Western Branch – Domain 3 extension)
	2	Central FVC Zone North (Western Branch – Domain 5 extension)
	3	Piment South South Main Zone
	4	Piment South North
	5	Piment Central Footwall Zone
	6	Piment Central Main Zone
	7	Piment North
Prolongation	0	Peripheral weakly/barren mineralized zones
	1	West Zone (Western Branch - trend)
	2	East Zone (Piment – Piment trend)

Weathering/Oxidation

A set of digital terrain models (DTMs) were produced by site personnel to represent the end of December mine topography, base of complete oxidation, base of upper transition and top of fresh.  The oxidation surfaces were interpreted from the drill hole logging in the lithological data set and have been used in the estimation model to assign resource composites to the secondary domains and to apply bulk densities to the resource model blocks.

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14.1.3	Compositing

MPR composited the resource data into two metre down hole intervals before commencing the model building process.  Un-sampled or un-assayed intervals in the dataset are the result of un-sampled intervals which are peripheral to the study area so have no bearing on the resource model.  These intervals were assigned a “-9999” grade before compositing and resulting composites with negative grades were removed from the resource data set.

For each resource composite a gold composite grade is recorded and located by the mid-point de-surveyed coordinate.  In addition to the gold grade the composites are identified as belonging to either one of 14 modeling primary domains and also to either the oxide + upper transition, lower transition or fresh horizon, 1, 2 or 3, respectively (secondary domains).

Table 14-2 is a summary of the composites used in the Tasiast December 2011 mineral resource model listed by year acquired and drilling method.

Table 14-2: Tasiast Resource Composites by Drill Type and Year

Year	Hole Type	Number Composites	Combined Length (m)
1999	Reverse Circulation	9,532	19,064
2000	Diamond Drill	1,857	3,714
2003	Diamond Drill	916	1,832
2003	RC Collar DD Tail	707	1,414
2003	Reverse Circulation	12,326	24,652
2004	Reverse Circulation	3,535	7,070
2007	Diamond Drill	3,787	7,574
2007	RC Collar DD Tail	86	172
2007	Reverse Circulation	12,066	24,132
2008	Reverse Circulation	48,158	96,316
2009	RC Collar DD Tail	149	298
2009	Reverse Circulation	57,728	115,456
2010	Diamond Drill	103	206
2010	RC Collar DD Tail	8,869	17,738
2010	Reverse Circulation	78,662	157,324
2011	Diamond Drill	3,721	7,442
2011	RC Collar DD Tail	10,565	21,130
2011	Reverse Circulation	47,531	95,062
	Total	300,298	600,596

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The primary domains were assigned via three dimensional (3D) wireframes and the secondary domains were coded from the DTM surfaces.

14.1.4	Exploratory Data Analysis

MPR used its proprietary software GS3 in conjunction with Micromine modeling software to complete the resource modeling process.  Exploratory data analysis consisted of viewing histograms, frequency plots and summary statistics in GS3.

The mean grade of resource composites flagged as Domain 0 in each model area are very low, having an average grade close to 0.00 g/t Au, indicating that the domaining has effectively separated out the bulk of the gold mineralization at Tasiast.

The mean sample grades of the mineralized domains range from 0.4 g/t Au to 2.0 g/t Au and show coefficients of variation (CV) generally in the range of about 1.5 to 4.0, which are high and are typical for gold deposits with gold mineralization similar to that seen at Tasiast. CV’s at these levels indicate that reliable estimation of recoverable gold grades using a linear estimator would be difficult, so multiple-indicator kriging (MIK) was selected as the interpolation method.

The grade populations of all primary and secondary domain combinations show the positive skewness typical of gold deposits and moderate to high maximum composite grades.  Due to the nature of the gold mineralization, coupled with the high CV’s for the mineralization, MPR excluded some high composite grades from the data sets used for the indicator statistics and subsequent MIK model interpolation.  MPR also accepted the median as the average grade of the highest indicator class for input into the MIK model.

14.1.5	Variography

Indicator variograms were calculated and modelled in GS3 for the various data subsets within the mineralized trend.  Results were:

●          West Branch mineralization:  The spatial continuity model indicates that the dominant control on the gold mineralization is within a moderate east-dipping plane.  Variogram ranges in the along strike and down dip direction appear isotropic.

●          Piment South North:  The spatial continuity model indicates that the dominant control on the gold mineralization is within a moderate east-dipping plane.  Variogram ranges in the along strike and down dip direction appear isotropic.

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●          Piment Central:  The spatial continuity model indicates that the dominant control on the gold mineralization is within a plane dipping moderately towards approximately grid north.

●          Piment North:  The spatial continuity model indicates that the dominant control on the gold mineralization is the east–west direction with continuity in cross section tending to be approximately isotropic.

14.1.6	Estimation Methodology

The MIK method was developed in the early 1980’s with a view toward addressing some of the problems associated with the estimation of resources in mineral deposits.  These problems arise where sample grades show the property of extreme variation and consequently where estimates of grade show extreme sensitivity to a small number of very high grades.  These characteristics are typical of many lode gold deposits, where the coefficient of variation in samples normally exceeds 2.  MIK is one of a number of methods that can be used to provide better estimates than the more traditional methods such as ordinary kriging and inverse distance weighting.

It is fundamental to the estimation of resources that the estimation error is inversely related to the size of the volume being estimated.  To take the extreme case, the estimate of the average grade of a deposit generated from a weighted average grade of the entire sample data set is much more reliable than the estimate of the average grade of a small block of material within the deposit generated from a local neighborhood of data.

Another fundamental notion relevant to the optimization of resources and to the development of an open pit mine and schedule is that the optimization algorithm does not require the resource be defined on extremely small blocks relative to data spacing.  Small blocks cannot provide the basis for reliable estimates of recoverable resources.

The basic unit of an MIK block model is a panel that normally has the dimensions of the average drill hole spacing in the horizontal plane.  The panel should be large enough to contain a reasonable number of blocks, or selective mining units (SMUs; about 15).  The SMU is the smallest volume of rock that can be mined separately as ore or waste and is usually defined by a minimum mining width.  At Tasiast, the dimensions of this block are assumed to be in the order of 3 m E x 5 m N x 2.5 m RL.

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The goal of MIK is to estimate the tonnage and grade of ore that would be recovered from each panel if the panel were mined using the SMU as the minimum selection criteria to distinguish between ore and waste.  To achieve this goal, the following steps were performed:

●
Estimate the proportion of each domain within each panel.  This estimation can be achieved by kriging of indicators of domain classifications of the sample data points.  In the Tasiast model proportions of each domain in each panel were calculated by passing the panels through the domain wireframes;

●
Estimate the histogram of grades of sample-sized units within each domain within each panel using MIK.  MIK actually estimates the probability of the grade within each panel being less than a series of indicator threshold grades.  These probabilities are interpreted as panel proportions;

●
For each domain, and for each panel that receives an estimated grade greater than 0.0 g/t Au, implement a block support correction (variance adjustment) on the estimated histogram of sample grades in order to achieve a histogram of grades for SMU-sized blocks.  This step incorporates an explicit adjustment for information effect;

●	Calculate the proportion of each panel estimated to exceed a set of selected cut-off grades, and the grades of those proportions; and

●	Apply to each panel, or portion of a panel below surface, a bulk density to achieve estimates of recoverable tonnages and grades for each panel.

Apart from considerations of resource confidence classification, Step 5 completes construction of the resource model.  The estimates of resources that may be recoverable for each panel may be combined to provide an estimate of resources that may be recoverable for the whole deposit.

14.1.7	Estimation Parameters

Input parameters to the Tasiast Indicator Kriging model for the gold mineralization included:

●	Resource data file containing metal grades located by their mid-point coordinates together with a primary domain code and secondary oxidation code;

●	Appropriate panel size, search and data constraint selection given the density of the available sample information;

●	The indicator variogram models for the gold grade distributions within each domain;

●	The class means for the various indicator classes on which the indicator variograms are based with orientations customized for each modeling domain; and

●	Bulk densities for use in converting estimated volumes to tonnes.

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14.1.8	Block Model

Three separate block models were constructed and merged to cover the entire 10.5 km strike extent of gold mineralization defined by drilling at Tasiast.  The models are constructed using block dimensions of 15 m (east) by 25 m (north) by 5 m (RL).  Block model extents and block sizes used for the Tasiast resource models are presented in Tables 14-3 to Table 14-5.

Table 14-3: Tasiast Block Model Framework, West Branch

Western Branch
	East	North	Elevation
Minimum	46,010.0	69,000.0	-1000.0
Maximum	48,200.0	72,000.0	135.0
Origin Centroid	46,017.5	69012.5	-997.5
Block Dimension	15	25	5
Number	146	120	227

Table 14-4: Tasiast Block Model Framework, Piment

Piment
	East	North	Elevation
Minimum	46,010.0	72,000.0	-400.0
Maximum	47,700.0	77,300.0	145.0
Origin Centroid	46,017.5	72,012.5	-397.5
Block Dimension	15	25	5
Number	113	212	109

Table 14-5: Tasiast Block Model Framework, Prolongation

Prolongation
	East	North	Elevation
Minimum	45,710.0	77,300.0	-50.0
Maximum	46,490.0	79,500.0	135.0
Origin Centroid	45,717.5	77,312.5	-47.5
Block Dimension	15	25	5
Number	52	88	37

Typical sections showing the gold estimate are presented in Figures 14-1 (West Branch) and 14-2 (Piment).  On each section the model blocks are shown scaled to show the proportion of resource estimated above 0.25 g/t Au cut-off and coloured by average block grade.  The polylines coloured green, brown and blue are sections through the end of December 2011 mining surface, reserve pit design and resource shell, respectively.  Figures 14-3 and 14-4 are long sections that show the gold grade distribution in the West Branch and Piment areas inside the resource shells.

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Figure 14-1: Section 71,220N Looking North – Gold Grade Estimation, West Branch

Figure 14-2: Section 75,000N Looking North – Gold Grade Estimation, Piment

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Figure 14-3: Long Section Looking West – Gold Grade Estimation, West Branch

Figure 14-4: Long Section Looking West – Gold Grade Estimation, Piment

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14.1.9	Bulk Density Modeling

Bulk densities were assigned to the resource blocks through a weighted average bulk density calculation using the following procedure:

●	The interpretation of oxidation surfaces provides the proportion of oxide, upper and lower transition and fresh material within each resource panel.

●	Wireframes of lithology types interpreted from the logged lithology of the drill holes and provided the estimates of proportions of each lithology type within each resource panel.

●	Desurveyed density determinations are classified into lithology groups and oxidation zones for the generation of an average bulk density table by zone.

●	The density contribution from each lithology is calculated using average values per lithology and the proportion of oxidation zone within the panels as weighting factors.

●
Average bulk density values for the panels are then calculated using the density contributions from the various lithologies and the estimation of lithology proportions in the panels as weighting factors.

14.2	Block Support Adjustment (Variance Adjustment)

The block support adjustment is one of the most important properties of a recoverable resource model based on non-linear estimation methods like MIK.  It is an essential part of the model and involves important assumptions about the nature of the block grade distribution within each panel of the model.

Indicator kriging provides a direct and reliable estimate of the histogram of grades of sample-sized units within each panel of the model provided the panel dimensions are of an appropriate size.  However, ore is not selected on sample-sized units during mining; it is selected by shovels that have a minimum mining width and loaded into trucks that are despatched to either ore or waste.  The flexibility of digging equipment and the size of the trucking equipment provide an indication of the size of the smallest block of rock that will be mined as ore or waste.  To estimate with some accuracy the resources in a deposit that will be recovered with a certain set of mining equipment, the histogram of grades of sample-sized units in a panel provided by MIK must be adjusted to account for the size of the mining block.

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There are a number of adjustment methods that can be used and most of these are described well in Journel & Huijbregts (1978) or Isaaks & Srivastava (1989).  These methods make three reasonable assumptions:

●	The average grade of sample-sized units and blocks within the panel is the same and is equal to the estimated average grade of the panel.

●
The variance, or spread, of the block grades within the panel is less than the variance of grades of sample-sized units within the panel and the change of variance from sample-sized units to blocks can be calculated from the variogram of gold grades.

●	The approximate shape of the histogram of block grades can be reasonably predicted by some appropriate assumptions.

14.2.1	The Variance Adjustment

The size of the variance adjustment needed to obtain the variance of the block grade distribution within the panel can be calculated using the rule of additivity of variances, which in the case of block support adjustment is often called Krige–s Relationship:

Var(samples in a panel) = Var(samples in a block) + Var (blocks in a panel)

The variance of sample grades in a panel and the variance of samples within a block can be directly calculated from the variogram of gold grades for the particular domain.  The ratio of Var(blocks in panel) to Var(samples in panel) is that required to implement the block support adjustment.

14.2.2	Shape of the Block Grade Distribution

There are a number of rules of thumb that are useful when making judgements about the shape of the block grade distribution within each panel and they relate to the size of the variance adjustment ratio:

1.
If the variance adjustment ratio is greater than 0.7, it may be useful to assume that the shape of the histogram of block grades is similar to that of the histogram of grades of sample-sized units.  This is known as the Affine Correction method.  Its application to gold deposits is usually inappropriate.

2.
If the variance adjustment ratio is between 0.3 and 0.7 and the information adjustment is negligible, then the Indirect Lognormal Correction method of Isaaks & Srivastava (1989) can be useful.  This is a rule of thumb based on the experience of the authors.

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If the variance adjustment ratio is less than 0.3, a high degree of symmetrization in the block grade histogram will occur and a lognormal assumption (Journel & Huijbregts, 1978, page 481) for the shape of the block histogram is an appropriate choice.  This model is well supported by reconciliation studies of resource and grade control models.

14.2.3	The Information Effect

The variance adjustment described above is only part of the adjustment required in many gold deposits because the short scale variation in gold grades is extreme.  This variance adjustment provides an estimate of the variance of true block grades under the assumption that grade control selection will operate with knowledge of the true block grades.  While this assumption is never absolutely true, it can be a reasonable assumption in some deposits where the short scale variability is small and the grade control sampling density is high.  In many deposits, however, an additional variance adjustment must be undertaken to account for the “Information Effect”.

In the absence of production information or grade control sampling, the Information Effect ratio is based on the variograms of gold grade and on the grade control sample spacing expected to be used during mining.

14.2.4	Variance Adjustments Applied to the Tasiast Model

Variance adjustment ratios were used in the estimation model at Tasiast.  These ratios have been applied using the Direct Lognormal Correction method (Journel & Huijbregts, 1978, page 481).  Selective mining (SMU) dimensions of 3 m E x 5 m N x 2.5 m RL and grade control sample spacing of 6 m E x 10 m N x 1 m RL have been assumed.  The variance adjustments applied to the models represent large reductions of variance and in MPR’s experience are typical of shear hosted gold deposits.

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14.2.5	Mineral Resource Classification

Panels in the mineral resource models have been allocated confidence categories based on the number and location of samples used to estimate proportions and grade of each panel.  The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate.  The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred are essentially the domain of the Qualified Person.  The search parameters used to decide the classification of a panel resource in this report are:

●
Minimum number of samples found in the search neighbourhood:  For Measured and Indicated mineral resources, this parameter is set to sixteen.  For Inferred category, a minimum of eight samples is required.  This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

●
Minimum number of spatial octants informed:  The space around the centre of a panel being estimated is divided into eight octants by the axial planes of the data search ellipsoid.  This parameter ensures that the samples used in an estimate are relatively evenly spread around the panel and do not all come from one drill hole.  For Measured and Indicated mineral resources, at least four octants must contain at least one sample.  For Inferred panels, at least two octants must contain data;

●
The distance to informing data:  The search radii define how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel.  Panel dimensions and the sampling density in various directions usually influence the length of these radii.  It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model.  Table 14-6 shows the search radii used for resource modeling in each of the Tasiast block models.  Note that the search ellipse within each block model has been rotated to align to the general strike and dip of the gold mineralization.  At West Branch a 10º rotation around the z axis and 50º rotation about the y axis aligns the search ellipse to the general strike and dip of the gold mineralization (i.e. dip direction -50o -> 080). At Piment a single rotation of 50o aligns the x axis to the general dip of the mineralization (i.e. dip direction -50o -> 090).  At Prolongation a 10º rotation around the z axis and 60º rotation about the y axis aligns the search ellipse to the general strike and dip of the gold mineralization (i.e. dip direction -60o -> 080).

Table 14-6: Tasiast Search Ellipse Radius

Block Model	Measured			Indicated			Inferred
	X (m)	Y (m)	Z (m)	X (m)	Y (m)	Z (m)	X (m)	Y (m)	Z (m)
West Branch	30	35	10	80	80	25	120	120	37.5
Piment	20	35	10	50	50	10	75	75	15
Prolongation	20	35	10	50	50	10	75	75	15

The search radii and octant sample selection criteria used in the resource model at Tasiast produces a classified resource where the majority of the main corridors of gold mineralization that have been drilled at 25 m x 25 m spacing or closer, are classified in the Measured category; most resources in areas consistently drilled at 50 m x 50 m spacing or less are classified in the Indicated category; and panels in peripheral areas and at depth with less consistent drill coverage are classified in the Inferred category.

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14.2.6	Mineral Resource Statement

Mineral resources were classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.  Mineral resources have an effective date 31 December 2011 and were prepared by Mr. Nicolas Johnson, M.AIG, an employee of MPR Geological Consultants Pty Ltd.  Kinross cautions that mineral resources that are not mineral reserves are not required to demonstrate economic viability.  Mineral resources are reported exclusive of mineral reserves.

Table 14-7: Tasiast Mine Mineral Resource, Effective Date 31 December, 2011.

Process	Cut-Off	Measured			Indicated			Measured + Indicated			Inferred
		Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)
Dump	0.10	9,035	0.36	104	11,555	0.32	118	20,590	0.33	222	8,954	0.33	94
Heap	0.25	65,916	0.40	855	130,592	0.40	1,665	196,508	0.40	2,520	37,000	0.40	472
CIL	0.60	44,357	0.99	1,409	141,762	1.53	6,956	186,119	1.40	8,364	32,263	1.25	1,294
Total		119,307	0.62	2,367	283,909	0.96	8,738	403,216	0.86	11,106	78,217	0.74	1,860

1. Mineral Resources are reported exclusive of Mineral Reserves.
2. Mineral Resources that are not Mineral Reserves are not required to demonstrate economic viability.
3. Mineral Resources are reported below the 31 December 2011 mined surface and are constrained using an optimized pit shell.
4. Oxide is referred to as material amenable to dump leaching and carbon-in-leach (CIL) processing.
5. Mineral Resources are reported to a cut-off grade of 0.60 g/t Au for CIL, 0.25 g/t Au for Heap Leach, and 0.1 g/t Au for dump leach based on a gold price of US$1,400/oz less 5% gross royalty.

6.           The above mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition
              Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for
              Mineral Projects”.

14.2.7	Basis for Mineral Resource Statement

Estimation of the Tasiast mineral resources was based on a combination of development alternatives that assumed three potential processing options.  These included CIL milling of fresh and high grade oxide resource, heap leaching of lower grade fresh rock and dump leaching for lower grade oxide material.  The various processing recoveries and associated operating conditions were used to generate an optimized pit shell using a Lerchs-Grossman optimization algorithm.

Cut-off grades for mineral resources have been developed from expansion study scenarios and TMLSA cautions that mineral resources that are not mineral reserves are not required to demonstrate economic viability.  Cut-off grades assumptions are found in the following paragraphs.

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A mineral resource reported cut-off grade of 0.1 g/t Au used for the oxide dump leach was based on estimated dump leach process operating costs of $2.50/t, a general and administrative (G&A) plus sustaining cost estimate of $0.90/t and expected dump leach gold recoveries of 54% to 75%, depending on lithology, in accordance with current mine operating budgets.

A mineral resource reported cut-off grade of 0.25 g/t Au used for a fine crush sulphide heap leach was based on current estimates for process operating costs of $4.70/t, a G&A plus sustaining cost estimate of $1.40/t and expected heap leach gold recovery of 62%.

A mineral resource reported cut-over grade of 0.6 g/t Au used for a new CIL plant was based on current estimates for process operating costs of $12.50/t, a G&A plus sustaining cost estimate of $4.60/t and expected CIL gold recovery of 90% to 93%, depending on head grade.

The resource was based on the confinement of mineralized blocks within an optimized pit shell based on a gold price of US$1,400/oz less 5% gross royalty.

14.3	Comment on Mineral Resources

The QP is of the opinion that the mineral resources for the Mine have been prepared using industry best practices and conforms to the requirements of CIM (2010).  The mineral resources are adequate to support mine expansion studies.

Mineral resources that are not mineral reserves are not required to demonstrate economic viability.

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15.0	MINERAL RESERVE ESTIMATE

15.1	Mineral Reserve

The mineral reserve for the Tasiast open pit was estimated using the December 2011 resource model supplied by MPR Geological Consultants in CSV format and converted to Datamine format.  AMC Consultants Pty Ltd. (AMC) conducted a high level review of the resource model in order to assess its suitability for pit optimization and design, and ore reserve estimation. It should be noted that this review was not a Technical Review, Technical Audit or Technical Due Diligence as defined by AMC but a high level desktop review aimed at ensuring that there were no gross errors in the block model itself.

The Tasiast Open Pit Ore Reserve Estimate (as of December 31, 2011), reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia December 2004 (The JORC Code), is summarised in Table 15-1.  Kinross has reconciled these reserves to CIM Definitions Standards.

Table 15-1: Tasiast Mine Mineral Reserves, Effective Date 31 December 2011.

Process	Cut-Off	Proven			Probable			Proven + Probable
		Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)	Tonnes (kt)	Grade Au g/t	Ounces (koz)
Dump	0.10	25,022	0.40	324	8,740	0.37	104	33,762	0.39	428
CIL	1.00	63,786	2.28	4,666	31,335	2.35	2,363	95,121	2.30	7,029
Total		88,808	1.75	4,990	40,075	1.92	2,467	128,883	1.80	7,457

1.	Mineral Reserves are reported to a cut-off grade of 1.0 g/t Au for CIL and 0.1 g/t Au for dump leach based on a gold price of US$1,200/oz less 5% gross royalty.
2.
The above mineral reserve estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects".

The metal price used in the determination of the mineral reserve estimate was US$1200/oz for gold.

The mineral reserve estimate is based on the mineral resource contained within the ultimate open pit mine design classified as ‘Measured’ and ‘Indicated’ after consideration of all mining, metallurgical, social, environmental and financial aspects of the property. All proven mineral reserves have been derived from the measured mineral resource and all probable mineral reserves have been derived from the indicated mineral resource.

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All mine planning parameters were supplied by TMLSA or derived in consultation with TMLSA and are consistent with a nominal 3.0 Mt/a on site mineral processing operation. The existing detailed staged and ultimate pit designs were used with the updated resource model, depleted to the 31 December 2011 mining surface, to develop pit inventories. Using the inventories from these detailed designs, a mining schedule was produced by AMC.

Kinross reports the Tasiast Mine mineral reserves classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (the Instrument) rather than the JORC code.  In essence, there is no material difference between the two definitions.

15.1.1	Cut-off Grade

Breakeven cut-off grades based on $US1200/oz gold, metallurgical recoveries, process cost and royalty inputs are used to report mineral reserves. Cut-off grades are variable by lithology, but are approximately 0.9 g/t Au to 1.0 g/t for CIL feed and 0.1 g/t for dump leach feed.  The parameters used to calculate the cut-off grade for reserve reporting are summarized in Tables 15-2 and 15-3.

Table 15-2: Cut-off Grade Cost and Price Parameters

Parameter	Amount & Unit
Gold Price	$1,200/oz
Mining Cost	Variable
Stockpile & Re-handle	Not Applicable in Optimization
CIL Processing Cost	$22.59/t milled
Dump Leach Cost	$2.47/t leached
G&A Cost CIL	$9.51/t milled
G&A Cost Dump Leach	$1.11/t leached
Royalty	5% gold revenue

Table 15-3: Cut-off Grade Mining Parameters

Mining Costs	Unit	Cost
Piment Base Mining Cost	US$/t	$1.58
Piment Incremental Mining Cost per 5 m Bench	US$/t	$0.023
West Branch Base Mining Cost	US$/t	$1.33
West Branch Mining Cost per 15 m Bench	US$/t	$0.048

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Pit optimization parameters for the mineral reserve estimate are shown in Tables 15-4 and 15-5. Since a new optimized pit was not completed this year, the parameters from the last year are shown in the tables.

Table 15-4: Pit Optimization Costs and Price Parameters

Parameter	Amount & Unit
Gold Price	$900/oz
Mining Cost	Variable
Stockpile & Re-handle	Not Applicable in Optimization
CIL Processing Cost	$17.99/t milled
Dump Leach Cost	$4.41/t leached
G&A Cost	$3.29/t leached
Royalty	5% gold revenue

Table 15-5: Pit Optimization Mining Parameters

Mining Costs	Unit	Amount
Base Mining Cost (ore & waste)	US$/t	$1.00
Incremental Mining Cost Below 130 m Elevation	US$/t	$0.037
Pit Entrance (Approximately)	m RL	130	m

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

15.2	Comment on Mineral Reserves

The Qualified Person is of the opinion that the mineral reserves for the Project have been prepared to industry best practices and conforms to the requirements of CIM (2010).  The mineral reserves are adequate to support mine planning.

Mineral resources by definition have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, as discussed in Section 4 and Section 20 of this Technical Report, and mineral reserves by definition have taken into account mining, metallurgical, infrastructure, permitting and other factors and constraints, as discussed in Sections 4, 13, 16, 17, 18 and 20 of this Technical Report.

The results of the economic analysis to support mineral reserves (see Section 22.1) represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  Areas of uncertainty that may materially impact mineral reserve estimation include:

●	Commodity price and exchange rate assumptions;

●	Capital and operating cost estimates; and

●	Geotechnical slope designs for pit walls.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

16.0	MINING METHODS

16.1	Background

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007.  Commercial production of gold at Tasiast commenced in January 2008, and a total of 693,000 oz has been produced by year-end 2011.

Ore and waste rock is currently mined by conventional open pit methods from seven small pits.  Tasiast has supplemented the fleet with 220 t trucks and larger hydraulic excavators. Mineralized material is hauled to the 3 Mt/a CIL mill. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit and ADR plant to produce doré bullion.  Gold recovery varies from 91% to 93% with oxide ore and close to 90% with fresh ore only. Low grade run of mine oxide mineralization is trucked directly to the dump leach operation, comprising five separate leach pads. Gold recovery from the dump leach varies from 54% to 75%. Tailings slurry from the CIL process is pumped to the tailings storage facility (TSF). The TSF is a specifically engineered facility, currently comprising two imperviously lined paddock dams located one km south west of the processing plant. After settling of the solids, process solution is recovered and pumped to the plant for re-use.

Based on the existing proven and probable mineral reserves, the operation is expected to continue production until 2046 at the current processing rates of approximately 8,000 t/d. Once mining operations have been completed in 2025, the CIL plant will continue operating to process low grade stockpiles that will have been developed during the course of mining.

In July 2009, the Greenschist zone mineralization was identified and this new addition has increased the mineral resource inventory.  Exploration drilling and feasibility study work has commenced in order to expedite development of the expanded project.

Kinross is currently in the process of undertaking a feasibility study for the Tasiast expansion project, based on a 16-20 year mine plan for the expanded project. The feasibility study will review several processing options including an expanded CIL process with a capacity of up to approximately 22 Mt/a, heap leach operations of fresh mineralization, and expanded dump leach operations.

The proposed open pit mine will feed both the existing 8,000 t/d plant and an expansion plant.

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An international engineering, procurement and construction management firm has been retained and is proceeding with the Mine feasibility study and basic engineering. Key processing equipment for the expanded plant has now been ordered, including one SAG mill and two ball mills, wrap-around motors for the mills, and three crushers. Kinross is currently purchasing trucks and excavators for the expanded mining fleet.

TMLSA has had initial meetings with key government ministries concerning Mine permitting, and a permitting strategy has been developed to support the Mine timeline.

16.2	Current Mining Method

16.2.1	Equipment

The mining method utilized is conventional truck and excavator open pit mining (Figure 16-1).  The current operation is selective in terms of separately mining ore and waste.  The degree of selectivity upon which the dilution and ore loss allowances are based reflects the scale of mining equipment, the proposed grade control method and the nature of the mineralization.  A selective mining unit (SMU) of 2 m wide by 2.5 m high and 5 m long is utilized.  This SMU size is commensurate with the SMU size used in mineral resource estimation.

The excavation fleet on site is made up of six Komatsu PC-1250, 110 t hydraulic excavators with bucket size of 8m3 loading twenty-two 90 t Komatsu 785 trucks and four Bucyrus RH340 hydraulic excavators loading twelve 220 t Caterpillar 793D trucks.  Additional RH340 and 793D units are on order with delivery planned for later in 2012 with continued fleet increases through 2014. The mining fleet on site includes the requisite ancillary equipment (wheel loader, support excavator, dozers, graders and water trucks) for haul and pit access road construction and maintenance, waste dump and ROM pad ore loading to the crusher.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Figure 16-1: Cat 793 Haul Truck and Bucyrus RH340 Excavators working in West Branch Pit

Provision has been made for drilling and blasting all primary materials and 50% of the oxide material. Drill rigs: two Tamrock Pantera DP`1250’s, five Tamrock Pantera 1500, and four BE SKF12 rotary/DTH hammer drills are available for this task with additional drill rigs on order to support the increased production rate from the RH340 excavator fleet.

16.2.2	Operations

Mineralized material is hauled to the ROM pad adjacent to the primary crusher.  All of the ore is tipped to the ROM pad stockpile for reclaim by a front-end-loader (CAT 988) operated as part of the mining operation, but re-handle costs are treated as a processing cost.  Low-grade oxide material is placed on the dump leach pads and fresh sub-grade material is stockpiled adjacent to the ROM pad for later treatment.

Waste rock is used for haul road construction and tailings dam construction as needed or hauled to dumps.  The road network currently in place is well developed; however, continued road maintenance as well as additional roads will be required throughout the life of the mine.

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16.2.3	Dilution and Ore Loss

MIK models are designed as recoverable models and include allowances for ore loss and dilution based on the planned SMU.  AMC reviewed the 2009 and 2010 ore reconciliation reports and determined that the mineral resource model gives a reasonable representation of mined ore tonnes and grade, incorporating ore loss and dilution. For this reason, no additional dilution or ore loss factors are applied in the pit optimization process or the mineral reserve estimate.

16.2.4	Geomechanical Considerations

Slopes were applied to the pit optimization process through a profile file. This methodology provides the flexibility required by a number of pits and local slope design inputs.  Historically, the Mine has been broken into two geomechanical zones with the Piment Zone being approximately north of 72,000 N and the West Branch Zone being approximately south of 72,000 N. The pit wall slope angles and associated geomechanical parameters were determined by Scott Wilson Mining UK (Scott Wilson). Overall pit wall slope angles and inter-ramp angles for the Piment Zone, as determined by Scott Wilson in 2009 and still valid in early 2011, are shown in Table 16-1.

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Table 16-1: Geomechanical Parameters – Piment Zone

Tasiast Mine - Preliminary Open Pit Slope Parameters For Use In 2009 Q1 Reserve Estimate
Pit	Pit	Overall Pit Angle		Pit Slopes Based On Rock Condition
	Subsections			Elevation (mRL)		Total Vertical
		Wall Orientation	Slope Angle	From	To	Elevation (m)	Rock State	Slope Angle
Nord	Northern	East	45	135	85	50	Oxide	45
				-	-	-	-	-
		West	45	135	85	50	Oxide	45
				-	-	-	-	-
	Southern	East	50	135	85	50	Oxide	45
				85	25	60	Fresh	55
		West	45	135	85	50	Oxide	45
				85	25	60	Fresh	46
Central	Northern	East	50	140	94	46	Oxide	45
				94	-40	134	Fresh	55
		West	45	140	94	46	Oxide	45
				94	-40	134	Fresh	46
	Southern	East	50	140	94	46	Oxide	45
				94	-15	109	Fresh	55
		West	45	140	94	46	Oxide	45
				94	-15	109	Fresh	46
Nord Sud	Northern	East	50	140	94	46	Oxide	45
				94	40	54	Fresh	55
		West	45	140	94	46	Oxide	45
				94	40	54	Fresh	46
	Southern	East	45	140	94	46	Oxide	45
				-	-	-	-	-
		West	45	140	94	46	Oxide	45
				-	-	-	-	-
Sud Sud	Northern	East	45	130	89	41	Oxide	45
				-	-	-	-	-
		West	45	130	89	41	Oxide	45
				-	-	-	-	-
	Southern	East	50	130	89	41	Oxide	45
				89	0	89	Fresh	55
		West	45	130	89	41	Oxide	45
				89	0	89	Fresh	46

In August 2010 Scott Wilson updated the slope design parameters for the West Branch Zone as shown in Table 16-2. The main difference between the Piment and West Branch parameters is flatter slope angles on the West Branch footwall (west). The footwall face angles are flattened to match the prevalent foliation in the sedimentary volcanic clastic (SVC) rocks in the footwall exposed by mining.

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Table 16-2: Geomechanical Parameters - West Branch Zone

West Branch Overall Slope Design Parameters
Western Sectors		Eastern Sectors
Overall	Inter-ramp	Overall	Inter-ramp
31	38	48	52

The overall slope angles for optimization purposes were adjusted to reflect allowances for haul ramps. Ramp allowances were made considering the following criterion:

●	12 m wide one way roads and 20 m wide two way roads at a gradient of 1 in 10 (5.7º or 10%) for Piment Zone

●	17.5 m wide one way roads and 35 m wide two way roads at a gradient of 1 in 10 (5.7º or 10%) for West Branch Zone.

●	Minimize waste movement by having ramps predominately on the lowest pit wall, incorporating switchbacks where necessary.

●	Combining of ramps and exits for pits in close proximity.

16.2.5	Pit Design

The Tasiast final pit design extends approximately 8 km from north to south as shown in Figure 16-2. The final pit design comprises a series of discrete pits that overlap to form the complete excavation, however not all pits are mined at the same time. The pits shown in Figure 16-2, in order from north to south, are Prolongation, Piment North, Piment Central, Piment South North, Piment South South and West Branch.

Most of the in pit ramps are placed on the footwall (west) side of each staged pit to give the shortest trucking distance for the majority of excavated material hauled to the waste dumps and dump leach pads that are on the west side of the pit. The processing plant is located on the east side of the Piment Central pit. Access roads for ore haulage from west to east are located between the operational pits. Portions of the mined out pits will be backfilled with waste rock to maintain this cross pit access prior to the current access roads being excavated by the ongoing pit extensions.

The two deepest pits are West Branch (445 m) and Piment Central (225 m) with the remaining shallower pits being 75 m to 150 m deep. Two way ramps of 20 m width are used in the Piment pits for the smaller scale, 90 t, dump truck fleet. Two way ramps of 35 m width are used in the West Branch pit for the larger scale, 220 t, dump truck fleet.

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Figure 16-2: Tasiast Pit Design (Plan View)

16.2.6	Mine Life

Based on the current proven and probable mineral reserve estimate of 128.9 million tonnes at a grade of 1.8 g/t Au for 7.46 Moz of gold, the operation is expected to continue production until 2046 at the current processing rates of approximately 8,000 t/d.  Once mining operations have been completed in 2025, the CIL plant will continue operating to process low grade stockpiles that will have been developed during the course of mining.

Kinross has commenced a feasibility study to evaluate an expansion of the mining and processing activities.

Further mineral reserves will potentially be defined from the upgrade and inclusion of the deeper portions of West Branch.  In addition, prospects exist both within the 312 km2 El Gaicha mining permit and in the surrounding exploration permits. There is potential to delineate additional mineral resources both at the Tasiast deposits and the regional exploration targets.

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17.0	RECOVERY METHODS

17.1	Current Waste Rock Facility

Waste rock not used for civil works is trucked to waste dumps at specific design locations.  There are currently 9 separate waste dump locations around the pit areas. The 9 waste dumps cover a total area of 360,000 m2 and where possible are situated on the footwall side of the open pit.  Waste dumps are built up in 10 m lifts; the highest dump is currently 30 m high.

17.2	Current Water Management

The Sondage bore fields supply the total water needs for the mine, plant, dump leach and camp. The bore field water is delivered to site via two water pipe lines utilizing a booster pump station. The site potable water requirements are met by three reverse osmosis plants. The treatment plant spent material is pumped to tailings settling facilities and about 50% of the water is recovered back to the process.

17.3	Current Process Plant

The 3 million tonne per annum CIL plant produces approximately 70% of the gold shipped from Tasiast. The remaining gold is produced from the dump leach operations in a dedicated ADR plant. All produced gold is shipped regularly to a refinery for final refining and sale. In both processes, the gold is stripped off the carbon and recovered to doré in the refineries.  The Tasiast treatment process flow is shown on Figure 17-1.

17.3.1	CIL Plant

Ore is transported from the open pits to the plant by truck and deposited onto the ROM pad.  The material is blended according to grade and competency.  To aid blending, material is transferred to the crushing plant feed bin by front end loader.

17.3.1.1.	Crushing

Crushing of the mineralized material takes place in three stages; a primary jaw crusher that reduces rock to less than 150 mm; a secondary cone crusher and two tertiary cone crushers.  Screens located before the secondary crusher remove material that is at the final product size, nominally 16 mm.  Material that is greater than 16 mm passes through the secondary crusher.

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Secondary crushed material is conveyed to a screening section before two tertiary stage crushers.  Oversized rock is subjected to further crushing and returned to the screens, the tertiary screens and crushers forming a closed circuit.  Material passing through the tertiary screens joins the secondary screen undersize as final product, of 80% passing 16 mm screen, which is then transferred to two fine ore bins.

17.3.1.2.	Grinding

Crushed material is transferred from the fine ore bin at a controlled rate to one of two ball mills by means of a conveyor belt.  Water is added to the mill feed to permit wet grinding and slurry pumping.  Mineralized rock passes through the mill, is reduced in size and is pumped to hydrocyclones for classification.  Material that is less than 90 µm in size exits the grinding circuit together with some process solution and passes to the leaching circuit. Material that has not been reduced to 90 µm is returned to the mill for additional grinding.

17.3.1.3.	CIL

The leaching circuit at Tasiast consist of a single pre-leach tank and 6 CIL tanks (containing activated carbon). Material that exits the milling circuit has an approximate pulp density of 42% solids, by weight.  The slurry gravitates across a trash screen into the first of the seven agitated leaching tanks.  Lime is added to increase the slurry pH to 10.2 then dilute sodium cyanide solution is added. Pure oxygen is injected into the first 4 tanks slurry to provide oxygen to permit the dissolution of gold into cyanide complex.  Activated carbon granules adsorb the dissolved gold from solution.  Carbon that has a high gold content is termed "loaded" and is transferred to the elution circuit for recovery of the gold on a batch basis.

17.3.1.4.	Carbon Elution and Electrolysis

To recover gold from the carbon, batches of loaded carbon are subjected to a high pressure and temperature process called elution. Tasiast is utilizing AARL strip with no cyanide addition. A hot caustic solution is used to remove the gold from the carbon and into solution. After gold removal, the "barren" carbon is transferred to a regeneration kiln for thermal reactivation and, when completed, returned to the circuit. Gold is recovered from the caustic solution by electrowinning onto stainless steel wire wool cathodes in electrowinning cells.  The stainless steel wool cathodes plated with gold are removed regularly for washing off the deposited gold. The washed off gold concentrate is placed in drying ovens. The dried gold concentrate is mixed with fluxing chemicals and smelted on site to produce doré bars of 94% or higher purity.  The doré bars are shipped to a refinery for further refining and sale.

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Figure 17-1: Plant Process Flow Sheet

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17.3.1.5.	Current Tailings Storage Facility

Tailings from the CIL process are pumped to tailings storage facilities (TSF1 and TSF2).  The TSF’s are specifically engineered facilities, designed as two imperviously-lined paddock dams located near the processing plant (see Figure 5-2).  After settling a further quantity of process solution is recovered and pumped to the plant for re-use.  Solids are retained in the TSF’s.

TSF2, designed to contain tailings and associated process solutions generated by current operations has not performed as designed resulting in localized impacts on groundwater.  Authorities are aware of the situation and are monitoring Kinross’ remediation efforts which include 1) changes to operations to improve breach development against perimeter dams; 2) improvements to the facility to reduce seepage; 3) installation and maintenance of a perimeter seepage collection system; 4) improved monitoring of seepage including installation of additional wells; and, 5) installation of seepage collection wells.  Construction of a new tailings storage facility commenced in late 2011 in order to replace TSF2 in late 2012.

17.3.2	Dump Leach

17.3.2.1.	Dump Leach Pads (Heaps)

The dump leach operation has recently been re-designed to process up to 15 Mt/a of low-grade oxide mineralization utilizing two dump leach operations, one with five separate pads and another with 8 separate pads. The design of each pad allows for three 10 m lifts for a final stack height of 30 m.  All ponds are plastic-lined with installed leak detection systems. The gold pregnant solution produced by the dump leach operations is pumped to a dedicated ADR plant.

The initial construction involved earthworks to ensure correct drainage and following compaction a 1.5 mm HDPE plastic geomembrane liner was laid down.  The liner was covered with 0.5 m layer of overliner (suitable crushed waste or low-grade mineralization) which acts as a cushion layer to protect the plastic when dumping.  Slotted plastic drainage pipes are laid across the pad within the overliner to allow the solution percolating through the pad to be collected and passed to the main drainage pipe at the side of the pad and hence to the required process pond.  In addition, leak detection systems were installed below the geomembrane liner.

Trucks deliver low-grade ROM material to the pads. Each truck places the ore directly onto the pad which is pushed with a bulldozer as required.  Once sufficient material has been placed to an initial height of 10 m, a layer of lime is spread on top to the typical usage of 4.0 kg/t and the surface is ripped. The pad is then available for irrigation.

Solution is pumped from one of two barren solution ponds onto the heaps.  Pregnant solution is captured in one of two pregnant solution ponds and pumped to the ADR plant for gold recovery.  Make-water is added to the systems from the raw water pipeline system connecting the borefield with the CIL mill.  The lime added during stacking maintains a pH of ten.  Irrigation is targeted at 10 L/h/m2 and is applied using a system of plastic piping and sprinklers.  Anti-scalant is added to prevent scale formation.  Pregnant solution (~0.5 g/t) is then pumped to the carbon columns in the ADR plant.

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17.3.2.2.	ADR Plant

The gold pregnant solution produced by the dump leach operations is pumped to a dedicated ADR plant as seen in Figure 17-2. The pregnant solution is passed through six carbon columns. Activated carbon granules adsorb the dissolved gold from solution.  The solution leaving the last column is gold barren and is pumped to the dump leach operations for re-use. Carbon that has a high gold content in the first column is termed “loaded” and is transferred to the elution circuit for recovery of the gold on a batch basis. After recovery from carbon in elution the gold barren carbon is returned to the last column after thermal regeneration.

Figure 17-2: West Branch Solution Ponds and ADR Plant

17.3.2.3.	Carbon Elution and Electrolysis in ADR Plant

The ADR plant is utilizing AARL strip with cyanide addition. A hot caustic/cyanide solution is used to remove the gold from the carbon and into solution. After gold removal, the "barren" carbon is transferred to a regeneration kiln for thermal reactivation and, when completed, returned to the circuit. Gold is recovered from the caustic/cyanide solution by electro winning onto stainless steel wire wool cathodes in electro-winning cells.  The stainless steel wool cathodes plated with gold are removed regularly for washing off the deposited gold. The washed off gold concentrate is placed in drying ovens. The dried gold concentrate is mixed with fluxing chemicals and smelted on site to produce doré bars of 94% or higher purity.  The doré bars are shipped to a refinery for further refining and sale.

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17.3.3	Gold Recoveries

Unit gold recovery estimates for the existing plants are based on metallurgical test work and a review of historical performance. The recovery varies by mineralization type, lithology and treatment method as presented in Table 17-1.

Table 17-1: Metallurgical Recovery by Process

Process	Oxide	Primary
CIL Recovery	93%	91%
DL Recovery*	54% - 75%
Note: * Dependent on lithology

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18.0	PROJECT INFRASTRUCTURE

18.1	Current Layout and Infrastructure

Project infrastructure and layout is discussed in Section 5.3.

18.1.1	Current Water Supply

Raw water for the mine is currently supplied from the Tafarit pumping field, which is located 60 km west of the mine and draws from a semi-saline underground aquifer using a system of 26 wells, of which 24 are currently operational.

Each well is roughly able to produce 500 m3/d on a continuous basis. Raw water supply to the mine is currently limited to about 12,000 m3/d due to capacity limitations with the individual wells, pipeline leakage and damage to the bore field well system.

TMLSA is expanding the Tafarit bore field by four additional wells to alleviate current raw water supply constraints. Upon completion, the expanded Tafarit bore field will contain 28 operational wells and will be capable of supplying the mine with a maximum of 14,000 m3/d of raw water in accordance with current permit restrictions on groundwater withdrawal, which will be completed in Q1 2012.

The individual wells are connected together via a manifold that feeds two pumping stations which, in turn, are connected to the mine site by pipelines of 400 mm and 500 mm diameter. The locations of individual wells are shown in Figure 18-1.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Figure 18-1: Existing Pipeline Configuration

18.1.2	Current Power Supply

Presently, the electric power required by the existing facilities is provided by simple cycle, reciprocating engines with a total capacity of 16.1 MWe as follows:

●	Caterpillar 3512 MUI high speed generator sets: Eight 1 MWe ISO capacity derated to 800 kWe due to site conditions.

●	Caterpillar MaK 6CM32C medium speed generator sets: Three 2.4 MWe ISO derated to 2.1 MWe due to site conditions.

●
Phase 1A – TMLSA (June 2011 to August 2012): To meet the power requirements of the additional equipment currently being installed (including critical consumers), additional generator sets with a total installed capacity of 4 MWe (three 1.5 MWe units) are being installed.

All these units are connected to the same 6.6 kV main switchgear line-up within a powerhouse electrical room.

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18.1.3	Shops

The mine fleet shop is currently in design for construction in 2012 and will include a high bay section, a lower section which incorporates ground floor work areas and a warehouse.

The high bay area is 81 m long x 48 m wide and with a 17 m high clear eave height.  This high bay area has a total of eight maintenance bays which are of the drive through configuration.  Entrance to each bay is through a 12 m wide x 9 m high rubber roll-up door which will provide a level of seal to reduce dust infiltration.

Two 35/5 ton bridge cranes will serve the east and west end bays.

The north end of the high bay is currently being designed to provide expansion to the North of eight additional bays.

A tool room/hose room, lab, purchasing, tool box storage and various offices are situated on the ground floor.  A training room and various offices are located on the mezzanine level, which includes a prayer room as well as rest rooms.

Bulk storage of lubricants and grease are located within the facility.  Air operated pumps can transfer grease/lubricants to the field service trucks or to dispensing reels located in the shop area. Waste oil and used mineral oils are stored outdoors in two 40,000 liter horizontal tanks.

18.1.4	Airport

The site is currently equipped with an airstrip that is undergoing upgrade.  Once upgraded, the existing airstrip’s runway will accommodate operations by ATR-72-500 aircraft on a gravel surface. Smaller aircraft such as the Beech 1900 and other aircraft that can operate on a 1,524 m long runway, with a MTOW of 22,500 kg and suited for gravel surface operations may also use the runway. The apron will be sized to accommodate a maximum of three parking positions for ATR-72-500 or smaller aircraft. Small aircraft wheel hardstands will be installed on designated apron areas to reduce potential for propwash damage to the aircraft on start-up. There is no parallel taxiway on the runway so aircraft will use widened turning bays at each runway end to turn around and backtrack to and from the apron.

The existing runway bearing will not be altered and it is intended that the existing runway centreline will be used for the basis of the geometric upgrades so that any runway alignment information currently approved does not need to be revised. Based on the characteristics of the aircraft for which the facility is intended (ATR 72-500), the upgraded runway will be a non-instrument approach/departure and have a ‘3C’ International Civil Aviation Organization (ICAO) classification.

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18.2	Transitional Infrastructure

Site infrastructure is currently undergoing modification and upgrade to support the anticipated construction efforts to expand the mining operations and construction of a second ore processing facility.

18.2.1	Transitional Water Supply

The IRWS (Interim Raw Water System) will be a 67 km pipeline designed to carry 12,000 m3/d of raw water from the north and south bore fields to the mine site to feed water to up to six end users, which is in addition to the existing systems that supply the site with 14,000 m3/d when completed in May of 2012.  The combined systems will have the capacity to provide 26,000 m3/d of water to the site.

The majority of the pipe (62.5 km) is offsite running along the access road.  It is primarily Glass Fibre Reinforced Epoxy (GRE) with stainless steel components within the pump stations.  The IRWS has a design life 10 years however the IRWS is expected to be in operation for only 2.5 to 4 years.

The source of water for the IRWS is a set of bores as follows:

●         5 wells/well pumps in the north bore field

●         20 wells/well pumps in the south bore field

The water is pumped from the south bore field through the system to the first pump station P1.  P1 is approximately 12 km from the south bore field located beside the existing pump station west of the N2 highway.  This P1 station will consist of 3 x 500 KVA generators and two 355 KVA (one operating and one standby) pumps with a buffer tank upstream.  The P1 generators are not only used to provide power to the 355 KVA pumps but also used to provide power to the well pumps via a 15 KV overhead line (18 km of length).

Water is subsequently pumped to the P3 pump station approximately 29 km from P1 towards the mine site along the access road.  The P3 pump station is comprised of 2 x 500 KVA units and two 355 kVA (one operating, one standby) pumps with a buffer tank upstream.  Water is subsequently pumped to the mine approximately 21.5 km away.

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Figure 18-2: Interim Water Pipeline Configuration

18.2.2	Transitional Power Supply – 1B

Electrical power will be supplied via a captive, simple cycle, on-site reciprocating engine based powerhouse. Based on an N-1 configuration, the powerhouse will consist of an engine hall equipped with four Wärtsilä 12V32 type engines. Each unit will have a site output net rating of about 4 MWe at site conditions for a combined output of approximately 16 MWe (in the N-1 configuration), running primarily on HFO but with the capability to run on Light Fuel Oil (e.g. start-up).

The engine technology will allow the 12V32 to be converted to burn natural gas if and when this fuel becomes available.

The Phase 1B Power Plant size was selected to provide backup to the Phase 2 Power Plant.

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18.2.3	Transitional Accommodation

Figure 18-3: Photo of Room Block in Current Operations Camp

Additions to the existing operations camp have been in progress since Q4 of 2010 to accommodate both an increase in operations personnel and construction contractors being used to ready the site for expansion (Figure 18-4 and 18-4).  The facility has a planned 3,000 bed capacity, which is expected to be complete by early Q2 2012.

18.3	Permanent Accommodation – Tasiast Team Village

Figure 18-4: Photo of Room Blocks in Tasiast Team Village Under Construction

Construction work is in progress to complete a new permanent operations team village.  Phases 1 and 2 are scheduled for completion in 2012, which will provide housing for 3,500 people.  Further phased development will be based on needs defined with future expansion planning.

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19.0	MARKET STUDIES AND CONTRACTS

19.1	Markets

Kinross typically establishes refining agreements with third-parties for refining of doré.  Kinross’s bullion is sold on the spot market or as doré, by marketing experts retained in-house by Kinross.  The terms contained within the refining contracts and sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of bullion and doré elsewhere in the world.

19.2	Taxation, Duties and Royalties

In the period 2008–2010, TMLSA’s profits were exempted from income taxes under a mining convention signed in 2006 with the State of Mauritania (the Mining Convention).  This exemption expired in July 2010 and from that point in time, TMLSA’s profits are subject to a 25% income tax rate.  Amortization and depreciation of TMLSA’s past and future capital expenditures can be applied using the established tax rates of amortization to reduce the income otherwise subject to tax.

The Mining Convention also provides an exemption from customs duties for imports relating to production activities and appearing on a mining list that is generated by TMLSA. This exemption will expire in July 2012, with the exception of fuel, lubricants and spare parts, which are exempt for the entire duration of the agreement.  Other imports relating to production activities will be imported at a unique rate of 5% subsequent to the exemption.

TMLSA pays a royalty equal to 3% of its gross revenue to the Government of Mauritania and a 2% net royalty to Franco-Nevada on gold production in excess of 600,000 ounces. Production at Tasiast reached 600,000 ounces in July 2011, and the first royalty payment to Franco-Nevada was made in October 2011.

The Mining Convention provides stability with regards to the fiscal regime noted.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Permits

The Tasiast mining permit has been granted, and the key permits are as indicated in Table 20-1. TML also holds four contiguous exploration permits totalling an additional 3,118 km2. All these permits are in good standing.

Table 20-1: Key Operating Permits

Brief Name	Issue Date
Authorization to construct a water pipeline route to the mine	MMI Letter 090 – 23 May 2006
Authorization of water (12 drills from bore field)	MHE Letter #560 – 24 July 2008
Original Operating Permit	MIM Letter 264 – 27 August 2009
New Installations Permit (Dump Leach, TSF II)	MIM Letter 264 – 27 August 2009
Environmental Authorization for Phase 1a Environmental Notices	MEDD Letter 151 – 11 June 2011
Environmental Authorization for West Branch Development	MPEM Letter 1209 – 25 October 2011
Environmental Authorization for Phase 1b Development	MPEM Letter 1210 – 25 October 2011

20.2	Environmental

Project development activities to date have been performed under the appropriate permits, laws and regulations.  Current environmental liabilities are those that would be expected from a current mining operation, and include the mine, crushing and CIL processing plant, dump leach facilities, power plant, tailings and waste rock facilities and power grids, roads, and drill pads established to support mining and exploration activities.

An environmental impact statement (EIS) was completed for the Project in 2004 and subsequently approved by the Director of Mines and Geology on 12 April, 2005.

Following the publication of Decrees No. 2004-094 and No. 2007-105, TMLSA was requested to retrospectively update the application to comply with new EIS legislation. The following updates were completed in 2008:

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●	Terms of Reference for the EIS;

●	Formal public inquiry;

●	A conforming Environmental Management Plan (EMP);

●	Rehabilitation and Closure Plan;

●	Non-technical summary of the EIS aimed at the public and decision-makers.

Red Back commissioned Scott Wilson, an international environmental and engineering mining consultancy, to complete this work.

An environmental management plan (EMP) was prepared in 2008.  The structure of this EMP is based upon Decrees No. 2004-094 and 2007-105, the Guide to preparing an Environmental Management System for the Mining Sector, prepared by the Minister in Charge of the Environment and the Minister of Mines and Industry (now Ministry of Petroleum, Energy and Mines), November 2006, and industry best practices.

In June 2009, Red Back submitted an EIS to cover the following new developments:

●	A second tailings storage facility;
●	The dump leach facility
●	An expansion of the water borefield.

The associated construction and operating permits were received in August 2009.

In May 2010, Red Back submitted an EIS for the West Branch Expansion, including:

●	The West Branch open pit
●	Additional Leach Facility
●	Waste Rock Dump

The EIS was deemed to have been approved following the lapse of the legally required timeframe after submission. In October 2011, the Ministry of Petroleum, Energy and Mines issued a letter of authorization for the West Branch Expansion.

In 2011, Kinross received approval of two Environmental Impact Notices and an EIA for the Tasiast Expansion Project preparatory and early construction works (Phase 1 permitting for the project).  The Phase 1 authorizations included an upgrade of the existing access road, interim water supply increase of up to 30,000 m3 per day for approximately four years from the existing underground aquifer area, additional power generation of up to 30 MW, expanding the accommodation camp by 6,500 beds, foundation works for key project components, a new tailings storage facility, and other ancillary facilities.  Two additional phases of permitting are in progress and on schedule for the Expansion Project.

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Except for Tailings Storage Facility II (TSF2) at Tasiast, Kinross is currently in compliance in all material respects with all materially applicable environmental laws and regulations.  Tailings Storage Facility II, designed to contain tailings and associated process solutions generated by current operations has not performed as designed resulting in localized impacts on groundwater.  Authorities are aware of the situation and are monitoring Kinross’ remediation efforts which include 1) changes to operations to improve breach development against perimeter dams; 2) improvements to the facility to reduce seepage; 3) installation and maintenance of a perimeter seepage collection system; 4) improved monitoring of seepage including installation of additional wells; and, 5) installation of seepage collection wells.  In addition, construction of a new tailings storage facility commenced in late 2011 in order to replace TSF2 in late 2012.

A preliminary rehabilitation and closure plan for the mine was prepared in 2008. Each subsequent EIS has contained an updated plan to reflect the developments described in the EIS. Approval of the preliminary plan is under the EIS approval.

As required by Mauritanian legislation, a final plan will be prepared two years before the cessation of mining.

The objectives of this closure plan are:

●
To restore the landscape (to the degree possible) to a state which is in-keeping with surrounding land uses and to a condition which is safe and suitable for an alternative use through passive re-vegetation;

●	To address any residual environmental impacts resulting from the site activities that would prevent the site from being left in a safe and stable condition for future land users; and

●	To adequately address the negative social impacts resulting from closure and enhance any positive legacies which can benefit the communities affected by the closing down of the facility.

The plan focuses on the reclamation and decommissioning of all infrastructures.  Each facility will be decommissioned with regard to its own specific attributes.  TMLSA will implement a program of post closure environmental inspection and monitoring to ensure mine reclamation is satisfactory.  Once rehabilitation and closure is completed, TMLSA will apply to the appropriate regulatory authority for a closure certificate.

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20.3	Socio-Economics

Mauritania is divided into 12 wilayahs (regions), one district (Nouakchott), 53 moughataas (counties) and 208 communes (communities).

The mine site is located in the Inchiri wilayah, which has a very low population density.  The wilayah includes the Akjoujt moughataa and two main communities, Akjoujt and Bennichab, Akjoujt being the administrative capital with a population of approximately 8,500.  The wilayah is administered by a council, directed by a governor (wali) who delegates responsibilities to ministers and administrative authorities in the regions.  The basic administrative unit, the moughataa, is directed by a Prefect (Hakem) who exercises his power under the authority of the governor.

Inchiri is the least populated wilayah in the country, with the nomadic way of life being a key feature making up 20% of the total population. There tends to be a small number of nomadic people located within the vicinity of the Tasiast mine. The mine itself is located 110 km south west from the nearest permanent community of Louik, which is located in the Banc D’Arguin National Park.

The nearest industries to the site are in the towns of Boulanour, Akjoujt and Bennichab, which are 120 km northwest, 150 km east–southeast and 130 km southeast from the mine site respectively.

There are no permanent settlements within the vicinity of the Tasiast mine. However, within 30 km of the Tasiast mine, a number of isolated families have set up structures and reside, predominantly within three communities. Residents practice animal husbandry and other subsistence forms of livelihood.  There are also nomadic groups that occasionally transit the area.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

The current proven and probable mineral reserve mine plan assumes no major expansion to the existing mill and dump leach facilities; however capital will be required to sustain the existing operation. Life of mine sustaining capital expenditure, excluding any expansion, is estimated to be $182 million. The most significant item of capital is $68 million spent on CIL plant modifications in current year 2012.  Table 21-1 below details the forecast capital expenditure for the life of mine of current operations:

Table 21-1: Life of Mine Sustaining Capital Costs

Sustaining Capital Cost Item	US$ million
CIL Plant	68.0
Dump Leach	-
Other Sustaining Projects	42.0
Fleet Replacement	40.0
Tailings Storage Facility	31.7
Other	-
Total	181.7

21.2	Operating Costs

Tasiast’s life of mine unit operating cost for current operations is estimated to be $52.01/t milled and a summary by area is presented in Table 21.2 below.  The cost estimate is based on mining a total of 736 million tonnes of rock up to the year 2025. The average mining unit cost is $1.78 per tonne mined.

Upon completion of mining activities, low grade stockpiles will continue to be processed by the 3 mtpa mill until 2046. The mine plan for current operations  assumes a total of 95 million tonnes of CIL ore and 34 million tonnes of dump leach ore.

Royalty payments are included in the total operating costs and consist of 3% of the gross revenue payable to the government and 2% net royalty on production payable to Franco Nevada Corporation.

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Table 21-2: Life of Mine Operating Costs

Item	Total Cost (US$M)	Unit Cost (US$/t processed)
Mining	1,312	13.80
CIL	2,148	22.59
Dump leach	120	1.27
General and administration	904	9.51
Stockpile re-handle	48	0.51
Royalties	412	4.34
Total	4,945	52.01

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22.0	ECONOMIC ANALYSIS

22.1	Financial Analysis to Support Mineral Reserve Declaration

Under NI 43-101 rules, a producing issuer may exclude the information required for Item 22 – Economic Analysis on properties currently in production, unless the technical report prepared by the issuer includes a material expansion of current production.  Kinross is a producing issuer, the Tasiast mine is currently in production, and a material expansion is not included in the current LOM plans.  Kinross has carried out an economic analysis of the Tasiast mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of mineral reserves.

22.2	Mine Expansion Study

Kinross is in the process of investigating processing alternatives for the expansion of Tasiast.  All mineralization is amenable to cyanidation with recovery highly dependent on the particle size of the product being processed.  The process alternatives to expand production include but are not limited to the following:

1.	60,000 t/d CIL mill;

	●	The flow sheet would consist of a primary crusher, SAG mill and two ball mills with a pebble crusher for the SAG mill.

	●	92% to 94% gold recovery with a P80 grind size of 90 µm

	●	The option would consume an average of 130 MW of power and 75,000 m3/d of water.

	●	The advantages of the circuit are high recovery and high gold production profile.

	●	The disadvantages of this option are related to high capital cost and high power and water requirements per tonne processed.

2.	40,000 t/d CIL mill;

	●	The flow sheet would consist of a primary crusher, SAG mill and one ball mill with a pebble crusher for the SAG mill.

	●	92% to 94% gold recovery with a P80 grind size of 90 µm

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	●	The option would consume an average of 95 MW of power and 55,000 m3/d of water.

	●	The advantages of the circuit are high recovery and high gold production profile.

	●	The disadvantages of this option are related to high capital cost and high power and water requirements per tonne processed.

3.	60,000 t/d heap leach;

	●	The flow sheet would consist of a primary crusher, secondary crushing and tertiary crushing, utilizing high pressure grinding rolls (HPGRs).

	●	53% to 75% gold extraction with an average extraction expected around 62% when crushing to P80 size of 9.3 mm

	●	The option would consume an average of 50 MW of power and 30,000 m3/d of water.

	●	The advantages of the circuit are potentially a lower initial capital cost and lower power and water requirements.

	●	The disadvantage is the lower gold recovery achieved on the higher grade mineralization.

4.	Combinations of CIL milling and heap leaching that combine to achieve a processing rate of 60,000 t/d.

	●	The flow sheet for these options could take one of two configurations:

1.
Primary crushing followed by a SAG/Ball milling circuit for CIL ore and a split stream from the primary crusher feeding a secondary crusher followed by HPGR crushing to produce a heap leach product; or

		2.	Primary crushing, secondary cone crushing followed by HPGR crushing to produce a product that could be sent either to a heap leach facility or directly to a ball mill for CIL leaching.

●
The combined flow sheet has the advantage of being able to process lower cut-off grade material while maintaining a significant capacity CIL plant to achieve the higher gold recoveries on higher grade material.

All options under review include an on-site based power plant fueled with Heavy Fuel Oil (HFO), and all process water would be supplied from seawater.

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All mining options are based on open pit mining utilizing Cat 793D haul trucks and hydraulic shovels in West Branch.  Mining in the Piment area is based on continued utilization of the smaller Komatsu HD785 and Komatsu PC-1250 excavator fleet.

The proposed open pit mine will feed both the existing plant and an expansion plant.

Pending approval of necessary EIA for the expansion project, construction could start in mid-2012, with expanded processing operations not expected to commence before early 2015.

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23.0	ADJACENT PROPERTIES

This section is not relevant to the Technical Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

There are no other data or information relevant to the Technical Report.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

25.0	INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are made based on 2011 mine plans for the existing operation and  study work completed on Project expansion to date

Mining tenure held by TMLSA in the area for which mineral resources and mineral reserves are estimated is valid.

The Tasiast mine is located on mining permit PE 229 held by TMLSA and granted on 19 January 2004. There are no competing mining rights (for example, small artisanal mining licences) in the area of the Mine, save for the following.

●
Three iron ore explorations permits are partially overlapping mining permit PE 229, which entitle their holders to do exploration works, as long they do not interfere with TMLSA operations and TMLSA do not have any obligation to accommodate them.

Current permits have allowed exploration and mining activities to be conducted under appropriate Mauritanian laws.  TMLSA holds all required permits to support mining activity.

Environmental permits have been secured for the Mine, and a preliminary closure plan approved.

There is an expectation that there will be surface disturbances associated with ongoing mining and exploration activities.

Understanding of the Mine geology and mineralization, together with the deposit type, is sufficiently well established to support mineral resource and mineral reserve estimation.

Work programs included geological mapping, geophysical surveys, geochemical sampling, trench sampling, and RC and core drilling.  Completed exploration programs were appropriate to the mineralization style.  To date, two deposits have been tested and a number of exploration targets have been identified.

There is exploration potential in the overall Project area and in the area of the currently-defined mineral resources and mineral reserves, and there is an expectation that additional mineralization is likely to be identified with continued exploration and infill drilling.

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Kinross Gold Corporation Tasiast Mine Mauritania NI 43-101 Technical Report

Geological models are appropriate to the deposits.  Gold grades were estimated using MIK interpolation.  Mineral resources are confined within a pit shell that was designed using reasonable economic parameters.

Metallurgical tests were performed on samples that were considered representative of the mineralization.  Recovery figures used to support mineral resources and mineral reserves are based on metallurgical test work and are appropriate to the mineralization styles.  The selected process routes use proven extractive technologies.

A conventional truck and shovel open pit mining operation is in place and the process plant uses conventional technology, with material processed through a crushing, grinding and CIL plant and low grade material through a dump leach process.

In the opinion of the Qualified Persons, the Mine that is outlined in this Technical Report has met its objectives.  Mineral resources and mineral reserves have been estimated for the Mine, and a sound mining plan has been outlined.  The data supporting the mineral resource and mineral reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.

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26.0	RECOMMENDATIONS

The Mine outlined in this Technical Report has met its objectives.  Mineral resources and mineral reserves have been estimated and a sound mining plan has been outlined. Kinross has carried out an economic analysis of the Tasiast mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of mineral reserves.

There is potential for the Mine cash flow to be improved through successful exploration drilling, discovery of new mineralization and conversion of mineral resources to mineral reserves. Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered positive.

It is recommended that the company completes a feasibility study on the Tasiast Expansion Project and proceeds with additional exploration drilling. Work will be required to incorporate additional information on drilling, permitting, environmental, geological, geotechnical, hydro-geological, metallurgical and engineering data.

It is recommended that the company continue with expansion studies and additional exploration.

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27.0	REFERENCES

Anonymous, 2002:  CIA The World Factbook 2002 – Mauritania: Internet (http://www.odci.gov.cia.publications/factbook/ct.html), 9p.

Bailly, L., Lerouge, C., Bouchot, V., 1999. Etude petrographique et metallographique d’echantillons des sondages recoupant “La colonne Piment” de la Branche Est du Prospect C6-9, sillon D’Aoueouat (Tasiast, Mauritanie). Internal unpublished report (April, 1999).

Blake, C., 2011a. Mineralogical characterisation of five gold-bearing samples from the Tasiast mine, Mauritania for Kinross Gold Corporation. Internal unpublished report (February, 2011).

Blake, C., 2011b. Mineralogical characterisation of seven gold-bearing composite samples from the Tasiast Mine, Mauritania for Kinross Gold Corporation. Internal unpublished report (September, 2011).

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003:  Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, November 2010.

Davies, B., 2011a. West Branch & the Tasiast gold system. Internal unpublished report (February, 2011).

Davies, B., 2011b. Aouéouat Greenstone Belt and adjacent areas: Summary notes to accompany a new geological map. Internal unpublished report (September, 2011).

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Demers, P., Gauthier, D., Kroon, A.S., and Lafleur P-J., 2004:  Technical Report on the Tasiast Gold Project, Islamic Republic of Mauritania:  unpublished technical report prepared by SNC Lavelin for Defiance Mining Corporation Limited, effective date 27 May 2004.

Fabre, J., 2005. - Géologie du Sahara occidental et central. Série/Reeks: Tervuren African Geosciences Collection, MRAC Tervuren, Belgique, 572 p.

Goodman, S., 2011. Structural Model of the Tasiast Mine, Mauritania. Internal unpublished report (October, 2011).

Gossage, B., 2002:  Tasiast Mine. Review of Exploration Database and Resource Modelling:  Resource Service Group (RSG) Report to Parliament Place Group.

Guibal, D., Uttley, P., de Visser, J., and Warren, M., 2003:  Independent Technical Assessment Report on the Tasiast Project, Mauritania; Report Prepared for Midas Gold plc. and Geomaque Explorations Ltd:  unpublished technical report prepared by SRK Consulting for Midas Gold plc. and Geomaque Explorations Ltd, effective date 4 March 2003.

Heberlein, D., 2012. QAQC update – laboratory duplicate results (Oct-Dec, 2011). Internal unpublished report (October, 2011).

Hyde, R. 2003:  Tasiast Gold Project, Review of Sampling Procedures and QAQC Analysis for Midas Gold plc.:  RSG Global Report No. TAS003, 42 pages (unpubl.).

Isaaks, Edward H. and Srivastava, R. Mohan, 1989.  An Introduction to Applied Geostatistics,  Oxford University Press, New York.

Journel, A. G. and Huijbregts, C. J, 1978.  Mining Geostatistics,  Academic Press.

Kerswill, J.A., 1996:  Iron Formation-Hosted Strata-Bound Gold:  in Geology of Canadian Mineral Deposit Types, DNAG Geology of Canada 8, pp. 367–382.

Key, R.M., Loughlin, S.C., Gillespie, M., Del Rio, M. Horstwood, M.S.A., Crowley, Q.G., Darbyshire, D.P.F., Pitfield, P.E.J., & Henne, P.J., 2008: Two Mesoarchaean Terranes in the Reguibat Shield of NW Mauritania.: Geological Society, London, Special Publications 2008, v. 297, p. 33-52.

King, P.A., 1999:  Laboratory Test work on Samples from the Tasiast Project for LaSource SAS:  CSMA Minerals Limited Report, Ref: 64-0075, 36 pages.

Larson, L.T., 2011. Petrographic report. Internal unpublished report (March, 2011).

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LaSource-Bureau de Recherches Géologique et Minières, 1997. Permis Tasiast – Mauritanie. Etude d’indices et prospection d’anomalies aurifères. Rapport N 2534/LaSource 10.059.48 pages (unpublished).

Lee, F.N., Leroux, D.C., Brady B., and Mitchell, A., 2006:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Tasiast Mauritanie Limited S.A. a subsidiary of Rio Narcea Gold Mines Ltd.:  unpublished technical report prepared by ACA Howe for Rio Narcea Gold Mines Ltd., effective date 31 January 2006.

Leitch, C., 2010. Petrographic report on 18 samples from archean greenstone au deposit. Internal unpublished report (October, 2010).

Leroux, D.C. and Puritch, E., 2003:  Technical Report and Resource Estimation on the Tasiast Gold Project Islamic Republic of Mauritania for Defiance Mining Corporation:  unpublished technical report prepared by ACA Howe for Defiance Mining Corporation, effective date 10 October 2003.

Leroux, D.C., Roy, W.D., and Orava D., 2007:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared by ACA Howe for Red Back Mining Inc., effective date 20 July 2007.

Marot, A., Chevalier, P., Cortial, P., Caïa, G., 1999. Evaluation de la branche Est et exploration régionale Avancement des travaux Phase 3. Confidential BRGM Report No99/053 (unpublished report).

Maurin, G., Bronner, G., Le Goff, E., and Chardon, D. 1996.:  Châmi – Notice explicative de la carte géologique à 1 : 200,000.:  République Islamique de Mauritanie Projet FED no. 7 ACP MAU 009 (MAU 7002), Prospection aurifère dans le Tasiast – Tijirit, N2459.

Pollard, P.: Hydrothermal Alteration and Mineralization in the Lower West Branch Zone, Tasiast Gold Mine, Mauritania.: unpublished technical report prepared for Kinross Gold., effective date February 2011

Robert, F., Brommecker, R., Bourne, B.T., Dobak, P.J., McEwan, C.J., Rowe, R.R., and Zhou, X., 2007:  Models and Exploration Methods for Major Gold Deposit Types:  Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration, pp. 691–711

Scott Wilson 2008a:  Tasiast Gold Project, Environmental Impact Study, Addendum II of IV, Environmental Impact Review of Tailings Storage Facility:  Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

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Scott Wilson, 2008b:  Tasiast Gold Project, Environmental Impact Study, Addendum III of IV, Environmental Management Plan:  Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Scott Wilson, 2008c:  Tasiast Gold Project, Environmental Impact Study, Addendum IV of IV Preliminary Rehabilitation and Closure Plan:  Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Scott Wilson, 2009:  Tasiast Gold Project, Environmental Impact Study for New Developments.

Scott Wilson, 2010: Tasiast Gold Mine West Branch Development: Environmental Impact Assessment.

Stuart, H., 2008:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 24 May 2008

Stuart, H., 2009:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 8 May 2009

Stuart, H., 2010:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 6 September 2010

Schofield, D., Horstwood. M.S.A., Pitfield, P.E.J., Crowley, Q.G.,Wilkinson, A.F. & Sidaty, H.C.O. 2006. Timing and kinematics of Eburnean tectonics in the central Reguibat Shield, Mauritania. Journal Geological Society London, 163, 549-560.

Strashimirov, S., 2011. Petrological and mineralogical studies of 10 samples from Mauritania. Internal unpublished report (August, 2010).

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28.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Tasiast Mine, Mauritania, NI 43-101 Technical Report” is 30 March 2012.

“Signed and sealed”

Mark Sedore, P. Geo.

Dated March 30, 2012

“Signed and sealed”

Dr. Glen Masterman, MAIG.

Dated March 30, 2012

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